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As filed with the Securities and Exchange Commission on May 22, 2002

Registration No. 333-86660

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERICAN MEDICAL SECURITY GROUP, INC.
(Exact name of registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	39-1431799 (IRS Employer Identification No.)

3100 AMS Boulevard
Green Bay, Wisconsin 54313
(920) 661-1111
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Timothy J. Moore
Senior Vice President of Corporate Affairs,
General Counsel and Secretary
American Medical Security Group, Inc.
3100 AMS Boulevard
Green Bay, Wisconsin 54313
(920) 661-1111
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

Jeffrey B. Bartell Bruce C. Davidson Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5000	John M. Olson Foley & Lardner 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 271-2400	Cynthia A. Rotell Latham & Watkins 633 West Fifth Street, Suite 4000 Los Angeles, California 90071 (213) 485-1234

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated May 22, 2002

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

3,500,000 Shares

Common Stock
$    .    per share

Our largest shareholder, Blue Cross & Blue Shield United of Wisconsin, is the sole selling shareholder in this offering and is offering 3,500,000 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol "AMZ." On May 21, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $18.98 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

	Per Share	Total
Price to the public	$	$
Underwriting discount
Proceeds to the selling shareholder

The selling shareholder has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 525,000 additional shares from the selling shareholder within 30 days following the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets

Robert W. Baird & Co.

Stifel, Nicolaus & Company
 Incorporated

The date of this prospectus is                        , 2002.

Prospectus Summary

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully.

American Medical Security Group, Inc.

We develop and offer health and related insurance products designed to provide individuals and small employer groups with maximum choice at a reasonable cost. In order to increase choice for our insureds, we utilize a preferred provider organization, or PPO model. PPOs provide a wider choice of health professionals and more access to specialists than health maintenance organizations, or HMOs. To reduce the cost of insurance to our customers, we offer multiple health plan configurations incorporating various co-payment agreements and deductible rates, allowing customers to choose the benefit plan that fits their individual needs. We also employ a variety of medical cost management programs designed to help manage and control the overall cost of our products including care management, utilization review and subrogation review. Our proactive care management model is designed to improve the overall quality of care, while also managing the cost of certain complex chronic and acute medical conditions.

We believe that increased choice and affordability, through our product design and our cost management programs, make our products attractive to individuals and small group employers willing to accept increased financial and decision making responsibility for their health care. In addition to our health benefit plans, we also offer dental, life, prescription drug, disability and accidental death insurance, and provide self-funded benefit administration. We sell our products through a network of licensed independent agents in 32 states and the District of Columbia. We are a Wisconsin corporation organized in 1983.

Industry

In recent years a number of factors have caused significant changes within the health insurance industry. These factors have included dramatically increasing medical costs and insurance premiums, significant efforts by providers to shift the cost of health care to patients, increased regulation and growing demand for consumer choice. As a result it has become increasingly difficult for insurance companies to operate, resulting in significant industry consolidation and an overall decline in the number of companies in the U.S. marketing health insurance. This impact has been especially true in the small employer group and individual markets where many small group carriers became unprofitable and were forced out of the market. Many carriers, including ourselves, implemented successive years of significant rate increases to account for the higher costs associated with health insurance. We believe we have been successful in doing this and as a result our small employer group business has returned to profitability and we believe it will contribute to future earnings growth.

While the number of insurers serving the small employer group and individual markets has declined, these markets have been experiencing significant growth. This growing marketplace is seeking health insurance products that provide flexible plan designs and various price options allowing insureds to choose a benefit package that fits their budget.

Our Approach

As the individual and small employer group health insurance markets evolve, we believe that we are positioned to grow our business and profitability by focusing on the following competitive strengths:

Focus on PPO products.  As consumers demand more choice in health care, PPOs are becoming more popular. PPOs typically provide a wider choice of health professionals and more access to specialty health care than HMOs.

Balanced business model focused on customer choice.  We offer a variety of products with a broad range of risk-sharing options to a geographically diverse market. For example, our small group products allow an employer with four employees to offer four different and distinct health plans.

Excellent customer service.  We provide a number of value-added features to our customers including Nurse Healthline, Inc., our toll-free 24-hour health information line, case management services and toll-free, personal customer service 24 hours-a-day, seven days a week. In addition, over 95% of our customers' claims are processed within 30 days, and we maintain an approximate 99% financial claim accuracy record.

Outstanding agent relationships.  We currently market products through approximately 25,000 independent agents, a 25% increase in the number of agents from the prior year. We have focused our marketing efforts on agents with whom we have strong existing relationships. As a result, we are continuing to build long-term, mutually beneficial agent relationships that enhance our overall distribution network.

Process orientation and underwriting discipline.  We have developed proprietary and tested medical cost management practices and underwriting capabilities. Our custom-built, fully integrated management information system provides efficiency and service advantages while maintaining relatively low administrative expenses.

Infrastructure.  Our existing information technology infrastructure, geographic location and economies of scale provide us with an administrative cost advantage. We have developed a custom-built, integrated management information system that includes underwriting, billing, enrollment, claims processing, utilization management, sales reporting, network analysis and service and status reporting. We believe our existing infrastructure has enough capacity to double our current volume of business.

Centralized, Midwestern location.  Our operations are centralized at our Green Bay, Wisconsin corporate campus. We benefit from a stable, educated workforce and good labor relations.

Our Business Strategy

Our objective is to become the leading provider of health insurance products to individuals and small employer groups. The key elements of our strategy to achieve our objective are as follows:

  •
  Increase penetration in existing markets

  •
  Focus on products designed for consumer choice

  •
  Diversify our revenue mix

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  Leverage our existing operating efficiencies and flexible infrastructure

Products

We provide tailored products to meet the varied health insurance needs of individuals and small employer groups. Common features of our products include:

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  Choice of co-pay, deductible and coinsurance levels

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  Choice of PPO networks

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  Availability of comprehensive prescription drug coverage

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  Wellness and routine care coverage

  •
  Nurse Healthline, Inc., our health information line

Small Employer Group.  Small employer group medical insurance products are targeted to employer groups with 2-50 employees. Our average group size is approximately six employees. Distributed through a network of 20,000 independent agents, small employer group products are customized to allow employers to offer their employees multiple health plan options in a single package.

MedOneSM.  We market our MedOneSM medical insurance products to individuals and their families. These products are designed to meet the various health insurance needs and budgets of consumers. Sold through independent agents, MedOneSM insurance products are designed for cost-conscious consumers and feature attractive premium rates, protection from catastrophic medical costs and increased patient responsibility for routine health expenses.

Dental.  GroupDentalChoiceSM offers our members a choice in benefit plans, with access to any dental provider, and coverage for a complete range of dental services, from preventative maintenance to major dental expenses. Our dental coverage product, can be purchased through employer sponsored plans or on a voluntary basis with no employer contribution requirements.

Other.  We also offer self-funded benefit administration services for employers that want to assume a portion of the financial risk for their own health plans. In conjunction with our benefit administration services, we offer excess of loss reinsurance to cover catastrophic losses of the self-funded plan. Additionally, we offer COBRA administration services to groups subject to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

We augment our core business with a select line of products and services. Ancillary benefits available with our plans include term-life, short-term medical, short-term disability, accidental death and dependent life insurance.

We provide our members and plan participants with toll-free, personal customer service 24 hours-a-day, seven days a week. In addition, through our wholly owned subsidiary, Nurse Healthline, Inc., our members and plan participants have access to a toll-free 24-hour health information line staffed by registered nurses.

Spin-off and Other Recent Transactions

In September 1998, when our name was United Wisconsin Services, Inc., we spun off our managed care companies and specialty products business to our shareholders. We did this by transferring all of our subsidiaries comprising the managed care and specialty products business to a newly created subsidiary named Newco/UWS, Inc., a Wisconsin corporation, and distributing 100% of the issued and outstanding shares of common stock of Newco/UWS to our shareholders. In connection with the spin-off, we adopted our current name of American Medical Security Group, Inc., and Newco/UWS changed its name to United Wisconsin Services, Inc., which has since changed its name to Cobalt Corporation.

As of December 31, 2001, Blue Cross & Blue Shield United of Wisconsin, the selling shareholder in this offering, which is a wholly owned subsidiary of Cobalt, owned approximately 45% of our outstanding common stock. In early 2002, Cobalt and the selling shareholder amended their Schedule 13D filed with the Securities and Exchange Commission indicating, among other things, a desire to reduce the selling shareholder's investment in our stock and to nominate four persons for election to our Board of Directors at the 2002 annual meeting of shareholders.

On March 19, 2002, we entered into a stock purchase agreement with Cobalt and the selling shareholder in which we agreed to repurchase 1,400,000 shares of our common stock from the selling shareholder at a price of $13.00 per share in cash, or an aggregate of $18,200,000. We completed the share repurchase on March 22, 2002, reducing the selling shareholder's ownership to 39% of our outstanding common stock, and the selling shareholder withdrew its previously delivered notice of its intention to nominate a slate of directors for election at our 2002 annual meeting of shareholders.

On March 19, 2002, in accordance with the terms of the stock purchase agreement, our Board of Directors increased the size of the Board to 14 directors and appointed two new directors nominated by Cobalt, Thomas R. Hefty and Kenneth L. Evason, effective upon the closing of the share repurchase on March 22, 2002. Pursuant to the stock purchase agreement, Cobalt is entitled to designate two director nominees to our Board for so long as the selling shareholder holds at least 20% of the issued and outstanding shares of our common stock and will be entitled to designate only one nominee to the Board for so long as the selling shareholder holds at least 10% but less than 20% of the issued and outstanding shares of our common stock. Mr. Hefty, or his successor on our Board, will resign effective immediately upon the date that the selling shareholder owns less than 20% of the then issued and outstanding shares of common stock and Mr. Evason, or his successor on our Board, will resign effective immediately upon the date that the selling shareholder owns less than 10% of the then issued and outstanding shares of our common stock. For so long as Cobalt has any nominees on our Board, the selling shareholder has agreed to vote its shares for the slate of directors nominated by our Board of Directors. Pursuant to the stock purchase agreement, Cobalt and the selling shareholder have also agreed to certain "standstill" provisions. For a more complete description of the stock purchase agreement and related matters, see "Certain Transactions—Stock Purchase Agreement" elsewhere in this prospectus.

Because the record date for our 2002 annual meeting of shareholders is April 15, 2002, purchasers of our common stock in this offering will not be entitled to vote shares purchased in this offering at this year's annual meeting.

Corporate Information

Our principal executive offices are located at 3100 AMS Boulevard, Green Bay, Wisconsin 54313. Our telephone number is (920) 661-1111.

The Selling Shareholder

Blue Cross & Blue Shield United of Wisconsin, an insurance company and a Wisconsin corporation, is selling all of the shares offered by this prospectus. We agreed to register the shares of the selling shareholder to be sold in this offering pursuant to a registration rights agreement dated September 1, 1998 and as part of a transaction effected on March 22, 2002 in which we repurchased 1,400,000 shares of our common stock from the selling shareholder. See "Certain Transactions" included elsewhere in this prospectus. The selling shareholder beneficially owned 4,909,525 shares, or 39%, of our common stock outstanding as of March 31 and April 30, 2002. Following this offering, the selling shareholder will beneficially own 1,409,525 shares, or approximately 11%, of our common stock, assuming no exercise of the over-allotment option.

The Offering

Common stock offered by the selling shareholder	3,500,000 shares
Common stock to be outstanding after the offering	12,590,166 shares
Use of proceeds	We will not receive any of the proceeds from this offering.
New York Stock Exchange symbol	AMZ
Risk factors	See the section entitled "Risk Factors" beginning on page 9 for a discussion of factors you should consider carefully before deciding to buy our common stock.
  •
  Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

  •
  The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of April 30, 2002 and excludes:

  •
  3,454,040 shares of common stock issuable upon exercise of options outstanding as of April 30, 2002 at a weighted average exercise price of $9.38 per share; and

  •
  241,297 shares of common stock available for future grant under our stock option plans.

Summary Consolidated Financial Data
(In thousands, except share data)

	Three Months Ended March 31,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998(1)	1997(1)
Statement of Operations Data:
Revenues:
Premium revenue	$194,401	$222,470	$838,672	$951,071	$1,056,107	$914,017	$957,204
Net investment income	3,924	4,514	17,443	19,007	19,766	20,550	22,217
Net realized investment gains (losses)	14	(27)	(779)	(325)	(854)	3,670	1,854
Other revenue	5,405	5,301	21,285	20,112	22,361	22,632	24,249

Total revenues	203,744	232,258	876,621	989,865	1,097,380	960,869	1,005,524
Expenses:
Medical and other benefits	131,800	166,580	601,942	724,613	860,473	691,767	733,491
Selling, general and administrative	62,024	71,411	257,742	251,767	268,059	242,073	252,160
Interest	494	876	2,877	3,584	3,564	7,691	9,311
Amortization of goodwill and other intangibles(2)	183	907	3,628	3,785	4,273	8,781	7,975
Write-off of intangible assets and related charges	–	–	–	–	–	15,453	–

Total expenses	194,501	239,774	866,189	983,749	1,136,369	965,765	1,002,937

Income (loss) from continuing operations, before income taxes	9,243	(7,516)	10,432	6,116	(38,989)	(4,896)	2,587
Income tax expense (benefit)	3,813	(2,376)	6,257	3,447	(13,043)	(1,868)	1,032

Income (loss) from continuing operations	5,430	(5,140)	4,175	2,669	(25,946)	(3,028)	1,555
Income from discontinued operations, less applicable income taxes	–	–	–	–	–	10,003	16,595

Net income (loss)	$5,430	$(5,140)	$4,175	$2,669	$(25,946)	$6,975	$18,150

Earnings (loss) per common share—basic
Continuing operations	$0.39	$(0.36)	$0.30	$0.18	$(1.58)	$(0.18)	$0.10
Discontinued operations	–	–	–	–	–	0.60	1.01

Net income (loss) per common share—basic	$0.39	$(0.36)	$0.30	$0.18	$(1.58)	$0.42	$1.11

Earnings (loss) per common share—diluted
Continuing operations	$0.37	$(0.36)	$0.29	$0.18	$(1.58)	$(0.18)	$0.10
Discontinued operations	–	–	–	–	–	0.60	1.00

Net income (loss) per common share—diluted	$0.37	$(0.36)	$0.29	$0.18	$(1.58)	$0.42	$1.10

Weighted average common shares outstanding	13,803	14,211	14,049	14,899	16,470	16,559	16,423
Cash dividends per common share	$–	$–	$–	$–	$–	$0.36	$0.48
March 31,
2002
Balance Sheet Data:
Cash and investments	$272,790
Total assets	448,346
Notes payable	34,758
Total shareholders' equity	213,575

(1)
Our discontinued operations include the operations of Newco/UWS., Inc., which is now known as Cobalt Corporation, through September 25, 1998, the date on which we spun off Newco/UWS to our shareholders. Our continuing operations prior to September 11, 1998 include interest on debt assumed by Newco/UWS on September 11, 1998, the spin-off effective date.
(2)
Beginning January 1, 2002 we adopted Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which changed the way we account for goodwill. See Note 2 to the Consolidated Financial Statements for details regarding the impact of this change in accounting.

Risk Factors

You should carefully consider the following risk factors and other information in this prospectus before deciding to invest in the shares.

Risks Relating to Our Business

If we are unable to accurately estimate medical claims and control health care costs, our results of operations may be materially adversely affected.

We estimate the costs of our future medical claims and other expenses using actuarial methods based upon historical data, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. We establish premiums based on these methods. The premiums we charge our customers generally are fixed for one-year periods, and therefore, costs we incur in excess of our medical claim projections generally are not recovered in the contract year through higher premiums. Certain factors may and often do cause actual health care costs to vary from what we estimated and reflected in premiums. These factors may include:

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  an increase in the rates charged by providers of health care services and supplies, including pharmaceuticals;

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  higher than expected use of health care services by our members;

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  the occurrence of bioterrorism, catastrophes or epidemics;

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  changes in the demographics of our members and medical trends affecting them; and

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  new mandated benefits or other regulatory changes that increase our costs.

The occurrence of any of these factors, which are beyond our control, could result in a material adverse effect on our business, financial condition and results of operations.

We conduct business in a heavily regulated industry, and changes in government regulation could increase our costs of compliance or cause us to discontinue marketing our products in certain states.

Our business is extensively regulated by federal and state authorities. Some of the new federal and state regulations promulgated under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, relating to health care reform are unsettled. These regulations may require us to implement additional changes in our current programs and systems in order to maintain compliance, which will increase our expenses.

Federal and state legislatures are considering health care reform measures including a "Patients' Bill of Rights", which may result in higher medical costs. Additional proposed reform measures could materially affect our ability to apply medical underwriting standards to our MedOneSM applicants upon issuance or renewal of coverage. In addition, the implementation of "prompt pay" laws, whereby a claim must be paid in a certain number of days regardless of whether it is a valid claim or not, subject to a right of recovery, may have a negative effect on our results of operations.

We are also subject to changes in state laws that may restrict the manner in which we provide telephonic health information through Nurse Healthline, Inc., which may require us to discontinue the service in a particular state. States periodically review laws and regulations regarding the selection and pricing of risks, and new regulations regarding these issues could increase our costs and decrease our premiums. We have in the past, and may in the future, decide to discontinue marketing our products in states which have enacted, or are considering, various health care reform regulations.

Our failure to comply with new or existing government regulation could subject us to significant fines and penalties.

Our efforts to measure, monitor and adjust our business practices to comply with the law are ongoing. Failure to comply with enacted regulations, including prompt pay laws and the other laws mentioned above, could require us to pay refunds or result in significant fines, penalties, or the loss of one or more of our licenses. We have been subject to regulatory penalties, assessments and restitution orders in a number of states in which we operate. We are currently subject to a regulatory proceeding in Florida and may from time to time be subject to inquiries in other states related to our rating activities and other practices. The result of these regulatory actions is unknown and may have a material adverse effect on us. Furthermore, federal and state laws and regulations continue to evolve. The costs of compliance may cause us to change our operations significantly, or adversely impact the health care provider networks with which we do business, which may adversely affect our business and results of operations.

Our current rating practice in certain states may be subject to regulatory review and change which could have a material adverse effect on our operating results.

We currently recalculate the premiums charged to MedOneSM insureds at the annual renewal of the plan. We consider factors including age, geographic location, benefit design, provider network, family status, smoking status and health status. The use of health status to compute renewal premiums is sometimes called tier rating. This rating practice allows us to calculate premium rates based on the expectation of future health care costs. The Florida Department of Insurance is currently challenging our rating practice in a regulatory proceeding. An administrative law judge found in our favor in the Florida regulatory proceeding and has recommended to the Florida Department of Insurance that all claims against us be dropped. The administrative law judge's recommended order has been sent to the Commissioner of the Florida Department of Insurance for entry of a final order. We and the Department have filed arguments with the Commissioner, who must now decide whether to adopt the recommended order as presented or modify it. In a similar, but procedurally unrelated action, a Florida circuit court judge made substantially opposite rulings on similar facts and issues. See the immediately succeeding risk factor and "Business—Legal Proceedings—Florida Regulatory and Class Action Litigation." From time to time, other states may review and question this practice as well. The outcome of these regulatory inquiries and proceedings is uncertain. We may change our rating practices in certain of these states. If we do, this change may have an impact on our ability to competitively price our products and also may require us to increase the rates charged to our healthier members, potentially causing those members to seek coverage from our competitors. In addition, it is possible that such regulatory inquiries and proceedings could result in substantial fines or penalties, including the loss or suspension of our license to sell insurance in one or more states.

We are subject to class actions and other forms of litigation in the ordinary course of our business, including litigation based on new or evolving legal theories, which could result in significant liabilities and costs.

The nature of our business subjects us to a variety of legal actions and claims relating but not limited to the following:

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  denial of health care benefits;

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  disputes over rate increases and practices or termination of coverage;

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  disputes with agents over compensation or other matters;

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  disputes related to claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements;

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  disputes over our co-payment calculations; and

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  customer audits of our compliance with our plan obligations.

In addition, we are defendants in a class action lawsuit in Florida alleging, among other things, that we did not follow applicable regulations in connection with the termination of insurance coverage. Plaintiffs claim we wrongfully terminated coverage, improperly notified insureds of conversion rights and charged improper premiums for new coverage. Plaintiffs also assert our renewal rating methodology violates Florida law. On April 24, 2002, the circuit court judge in this action found against us on the above issues and has ordered that the question of damages be tried before a jury. In a similar, but procedurally unrelated action, an administrative law judge made substantially opposite rulings on similar facts and issues. See the immediately preceding risk factor. For additional information, see "Business—Legal Proceedings—Florida Regulatory Action and Class Action Litigation." We cannot predict with certainty the outcome of this or other lawsuits or the potential costs involved. Regardless of the outcome, these lawsuits can result in negative publicity and force our management to devote significant time and attention to these matters as well as subjecting us to significant liability exposure and legal expenses.

Competition in our industry may limit our ability to attract new members or to maintain our existing membership in force.

We operate in a highly competitive environment. We compete primarily on the basis of price, benefit plan design, strength of provider networks, quality of customer service, reputation and quality of agent relations. We compete for members with other health insurance providers and managed care companies, many of whom have larger membership in regional markets and greater financial resources than we do. We can not assure you that we will be able to compete effectively in this industry. As a result, we may be unable to attract new members or maintain our existing membership and our revenues may be adversely affected.

Our future operating performance is largely dependent on our ability to execute our growth strategy.

We have experienced a decline in membership over the last several years as part of our strategy to improve profitability and exit certain markets. Our challenge will be to increase the number of individuals and small employer groups purchasing our products and services while encouraging our current preferred membership to retain their business relationship with us. If we do not successfully implement our growth goals, it will have an adverse effect on our future operating performance.

A failure of our information system could adversely affect our business.

Information processing is critical to our business. We depend on our information system for timely and accurate information. Our failure to maintain an effective and efficient information system or disruptions in our information system could cause disruptions in our business operations, including any of the following:

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  failure to comply with prompt pay laws;

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  loss of existing members;

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  difficulty in attracting new members;

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  disputes with members, providers and agents;

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  regulatory problems;

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  increases in administrative expenses; and

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  other adverse consequences.

We depend on the services of non-exclusive independent agents and brokers to market our products to potential customers. We cannot assure you that they will continue to market our products in the future or that they will not refer our members to our competitors.

We market our products solely through non-exclusive, independent agents and brokers. In addition, they frequently market the health care products of our competitors as well as our products. Most of the contracts are terminable without cause upon 30-days notice by either party. We face intense competition for the services and allegiance of independent agents and brokers, and we cannot assure you that agents and brokers will continue to market our products and services.

If our insurers or reinsurers do not perform their obligations or offer affordable coverage with reasonable deductibles or limits, we could experience significant losses.

Our risk management program includes several insurance policies we have purchased to cover various property, business and other risks of loss. In addition, we carry several policies to cover our directors and officers and managed care errors and omissions. Many of the carriers marketing these lines of coverage are experiencing unfavorable claims experience and loss of their own reinsurance coverage. Several carriers have exited markets and no longer offer certain lines of coverage. Accordingly, there is no assurance that we will continue to be able to purchase insurance coverages for our own risk management at affordable premiums or with reasonable deductibles and policy limits.

We have entered into and will continue to enter into a variety of reinsurance arrangements under which we cede business to other insurance companies to mitigate large claims risk. Although reinsurance allows for greater diversification of risk relating to potential losses arising from large claims, we remain liable if these other insurance companies fail to perform their obligations.

As a result, any failure of an insurance company to perform its obligations under an agreement could expose us to significant losses.

Any loss of key personnel and the inability to attract and retain qualified employees could have a material adverse impact on our operations.

We are dependent on the continued services of our management team, including our key executives. Any loss of such personnel without adequate replacement could have a material adverse effect on us. Members of our senior management have developed relationships with some of our independent agents and brokers. If we are unable to retain these employees, the loss of their services could adversely impact our ability to maintain relations with certain independent agents and brokers who market our products. Additionally, we need qualified managers and skilled employees with insurance industry experience to operate our businesses successfully. From time to time there may be shortages of skilled labor which may make it more difficult and expensive for us to attract and retain qualified employees. If we are unable to attract and retain qualified individuals or our costs to do so increase significantly, our operations could be materially adversely affected.

Our inability to enter into or maintain satisfactory relationships with provider networks could harm our profitability.

Our profitability could be adversely impacted by our inability to contract on favorable terms with hospitals, physicians, dentists, pharmacies and other health care providers. The failure to secure cost-effective health care provider contracts may result in a loss of membership or higher medical costs. In addition, the inability to contract with providers, the inability to terminate contracts with existing providers and enter into arrangements with new providers to serve the same market or the inability of providers to provide adequate care, could adversely affect our results of operations.

If our insurance subsidiaries are not able to maintain their current rating by A.M. Best, our results of operations could be materially adversely affected.

We are assigned a rating by A.M. Best Company, a nationally recognized rating agency, which reflects its opinions of our insurance subsidiaries' financial strength, operating results and ability to meet their ongoing obligations. Decreases in our operating performance and other financial measures may result in a downward adjustment in our insurance subsidiaries' rating. In addition, other factors beyond our control such as general downward economic cycles and changes implemented by the rating agencies, including changes in the criteria for the underwriting or the capital adequacy model, may result in a decrease in our rating. A downward adjustment in our insurance subsidiaries' rating by A.M. Best could cause our agents or potential customers to look at us with less favor, which could have a material adverse effect on our results of operations.

Regulations governing our insurance subsidiaries could affect our ability to satisfy our obligations to our creditors as they become due, including under our credit facility.

Our insurance subsidiaries are subject to regulations that limit their ability to transfer funds to us. If we are unable to obtain funds from our insurance subsidiaries, we will experience reduced cash flow, which could affect our ability to pay our obligations to creditors as they become due. Over the next three years we will be required to make substantial payments to permanently reduce the principal amount of outstanding balances under our credit facility. If our insurance subsidiaries are unable to provide these funds to us, we could default on the obligations under the credit facility. In addition, the credit facility restricts our ability to incur additional debt and therefore we may be unable to obtain additional funding to make these payments.

A recently enacted accounting pronouncement could require a write-off of all or part of our goodwill which would adversely affect our earnings and net worth.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. This statement requires that goodwill and intangible assets that have indefinite useful lives be tested at least annually for impairment and not be amortized. The effective date of the statement is January 1, 2002 and it may require us to write off all or part of our goodwill during 2002. Goodwill obtained in connection with the original acquisition of certain of our subsidiaries from their founders in 1996 is a substantial portion of our assets. At December 31, 2001, goodwill and other intangible assets represented $103.9 million of our total assets of $473.0 million.

Also, at December 31, 2001, our book value per share was $16.30 and was significantly higher than the $12.45 quoted market price per share. If we determine that the quoted market price per share is the appropriate measure of our fair value, the resulting impairment would be greater than 50% of the amount of goodwill and other intangibles on our December 31, 2001 balance sheet. If we determine that an impairment exists as of January 1, 2002, we would report the charge as the cumulative effect of a change in accounting principles in our consolidated financial statements. Although a write-off of all or a portion of our goodwill would be a non-cash charge, it could materially reduce our earnings and net worth.

If our regulated insurance subsidiaries are not able to comply with state capital standards, state regulators may require us to take certain actions that could have a material adverse effect on our results of operations and financial condition.

State regulations govern the amount of capital required to be retained in our regulated insurance subsidiaries and the ability of those regulated subsidiaries to pay dividends. Those state regulations include the requirement to maintain minimum levels of statutory capital and surplus, including meeting the requirements of the risk-based capital standards promulgated by the National Association of Insurance Commissioners. State regulators have broad authority to take certain actions in the event those capital requirements are not met. Those actions could significantly impact the way we conduct our business, reduce our ability to access capital from the operations of our regulated insurance subsidiaries and have a material adverse effect on our results of operations and financial condition. Any new minimum capital requirements adopted in the future through state regulation may increase our capital requirements.

Risks Relating to This Offering

Our stock price and trading volume may be subject to significant fluctuations.

Since January 1, 2002, the average daily trading volume for our common stock as reported by the NYSE has been approximately 44,000 shares. We are uncertain as to whether a more active trading market in our common stock will develop following this offering.

From time to time, the price and trading volume of our common stock may experience periods of significant volatility. In the twelve months ended March 31, 2002, our stock price has ranged from $4.80 to $18.15 per share. Our stock price and trading volume may fluctuate in response to a number of events and factors, including:

  •
  quarterly variations in our operating results;

  •
  changes in the market's expectations about our future operating results;

  •
  changes in financial estimates and recommendations by securities analysts concerning us or the health insurance industry generally;

  •
  operating and stock price performance of other companies that investors may deem comparable;

  •
  news reports relating to our business and trends in our markets;

  •
  changes in the laws and regulations affecting our business;

  •
  acquisitions and financings by us or others in our industry; and

  •
  sales or acquisitions of substantial amounts of our common stock by our directors and executive officers or principal shareholders, or the perception that such sales could occur.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

We have implemented and Wisconsin law contains anti-takeover and other provisions that may adversely affect your rights as a holder of our common stock.

Our articles of incorporation contain provisions that could have the effect of discouraging or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to some of our shareholders. Our Board of Directors is divided into three classes of directors serving staggered terms of three years each. Directors may be removed and the resulting vacancies filled by the shareholders only with the affirmative vote of 80% of the outstanding shares entitled to vote in an election of directors. These provisions may make the removal of management more difficult, even in cases where removal would be favorable to the interests of our shareholders.

We have adopted a shareholder rights plan that is intended to discourage major accumulations of our stock without approval by our Board of Directors. The rights generally will cause substantial dilution to a person or group that attempts to acquire control of us without conditioning the offer on either redemption of the rights or amendment of the rights to prevent this dilution. The rights could have the effect of delaying, deterring or preventing a change of control.

We are subject to the Wisconsin Business Corporation Law, which contains several provisions that could have the effect of discouraging non-negotiated takeover proposals or impeding a business combination. These provisions include:

  •
  limiting the voting power of shareholders who own more than 20% of our stock;

  •
  requiring a supermajority vote of shareholders, in addition to any vote otherwise required, to approve business combinations with a 10% shareholder not meeting adequacy of price standards;

  •
  limiting actions that we can take while a takeover offer for us is being made or after a takeover offer has been publicly announced; and

  •
  prohibiting a business combination between us and a 10% shareholder for a period of three years, unless the combination or the acquisition of the 10% interest was approved by our Board of Directors prior to the time the shareholder became a 10% or greater beneficial owner of our shares.

We are also regulated as an insurance holding company by Wisconsin and Georgia, the jurisdictions in which our insurance subsidiaries are domiciled. With some exceptions, these laws require prior approval by state insurance regulators in the event anyone seeks to acquire more than 10% of our outstanding voting securities.

See "Description of Capital Stock" for a more detailed description of these and other provisions.

We do not intend to pay cash dividends.

We have not paid any cash dividends since the spin-off became effective September 11, 1998, and we do not plan to declare or pay dividends in the foreseeable future. Instead, we intend to retain cash for working capital needs, possible acquisitions, to reduce outstanding debt or for other corporate purposes. In addition, our credit agreement prohibits us from declaring or paying any cash dividends without the lenders' consent.

Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of the federal securities laws. These statements relate, among other things, to the following: earnings, liquidity, business strategy, product expansion and growth and effects of changes in government regulation. These statements may be found under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business." Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "believe," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

  •
  Unexpected increases in health care costs resulting from advances in medical technology, increased utilization of medical services and prescription drugs resulting from bioterrorism or otherwise, possible epidemics and natural or man-made disasters and other factors affecting the delivery and cost of health care that are beyond our control. There are also known trends, such as the aging of the population, that can have an uncertain effect on health care costs.

  •
  Our ability to distribute and sell our products profitably, including, changes in our business relationships with independent agents who sell our products, our ability to retain key producing sales agents, our ability to expand our distribution network, competitive factors such as the entrance of additional competitors into our markets, competitive pricing practices, our ability to generate new sales, sell new products and retain existing members, our ability to predict future health care cost trends and adequately price our products, and our ability to control expenses during a time of declining revenue and membership.

  •
  Federal and state laws adopted in recent years, currently proposed, such as the Patients' Bill of Rights, or that may be proposed in the future, which affect or may affect our operations, products, profitability or business prospects. Reform laws adopted in recent years generally limit our ability to use risk selection as a method of controlling costs for our small employer group business.

  •
  Regulatory factors, including delays in regulatory approvals of rate increases and policy forms; regulatory action resulting from market conduct activity and general administrative compliance with state and federal laws; restrictions on the ability of our subsidiaries to transfer funds to us or our other subsidiaries in the form of cash dividends, loans or advances without prior approval or notification; the granting and revoking of licenses to transact business; the amount and type of investments that we may hold; minimum reserve and surplus requirements; and risk-based capital requirements.

  •
  Factors related to our efforts to maintain an appropriate medical loss ratio in our small employer group and MedOneSM health business, including implementing significant rate increases, terminating business in unprofitable markets, introducing redesigned products, and the willingness of employers and individuals to accept rate increases, premium repricing and redesigned products.

  •
  The development of and changes in claims reserves.

  •
  The effectiveness of our strategy to expand sales of our MedOneSM products for individuals and families, to focus our small employer group health product sales in core markets and to grow our ancillary products, including our life, dental and self-funded benefit administration business.

  •
  The cost and other effects of legal and administrative proceedings, including the expense of investigating, litigating and settling any claims or paying any judgments against us, and the general increase in litigation involving managed care and medical insurers.

  •
  Adverse outcomes of the Florida class action or other litigation in excess of provisions made by us.

  •
  Restrictions imposed by financing arrangements that limit our ability to incur additional debt, pay future cash dividends and transfer assets.

  •
  Changes in rating agency policies and practices and the ability of our insurance subsidiaries to maintain or exceed their current A- (Excellent) rating by A.M. Best.

  •
  General economic conditions, including changes in employment, interest rates and inflation that may impact the performance of our investment portfolio or decisions of individuals and employers to purchase our products.

  •
  Our ability to maintain attractive preferred provider networks for our insureds.

  •
  Factors affecting our ability to hire and retain key executive, managerial, professional and technical employees.

  •
  Changes in accounting principles and the effects related to such changes.

  •
  Other business or investment considerations that we may disclose from time to time in our Securities and Exchange Commission filings or in other publicly disseminated written documents.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should also carefully consider the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

Common Stock Market Data

Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol "AMZ." The following table sets forth the per share high and low sales prices for our common stock as reported on the NYSE. We paid no cash dividends during the periods indicated.

	2002		2001		2000
	Share Price		Share Price		Share Price
	High	Low	High	Low	High	Low
Quarter Ended:
March 31	$18.15	$11.00	$7.00	$4.75	$7.75	$5.38
June 30 (through May 21, 2002)	20.60	15.45	6.96	5.00	7.25	5.00
September 30			6.85	4.80	8.50	6.25
December 31			12.45	5.60	6.38	4.25

Our credit agreement contains a covenant that prohibits us from declaring or paying any cash dividends. In addition, state insurance regulations limit dividends paid by our insurance subsidiaries to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for a discussion of insurance subsidiary dividend limitations.

As of April 15, 2002, there were 239 shareholders of record of our common stock. Based on information obtained from our transfer agent and from participants in security position listings and otherwise, we have reason to believe there are approximately 2,400 beneficial owners of shares of our common stock.

Use of Proceeds

The selling shareholder will receive all of the net proceeds from the sale of shares of common stock in this offering. We will not receive any of the proceeds from the sale of shares of common stock by the selling shareholder in this offering. See "Underwriting" for a description of our obligation to pay part of the expenses of this offering.

Dividend Policy

We do not currently pay cash dividends and we do not plan to declare or pay dividends in the foreseeable future, but will instead retain cash for working capital needs, possible acquisitions, to reduce outstanding debt or for other corporate purposes. In addition, our credit agreement prohibits us from declaring or paying any cash dividends without the lenders' consent.

Capitalization

The following table sets forth our capitalization as of March 31, 2002. We are not selling any shares and will not receive any proceeds from this offering. The only adjustment to the balance sheet to reflect this offering will be related to our commitment to pay certain expenses of the offering, which will reduce our retained earnings. See "Underwriting" for a description of our obligation to pay part of the expenses of the offering. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

March 31, 2002
(In thousands)
Debt:
Notes payable	$34,758
Shareholders' equity:
Redeemable preferred stock—Series A Adjustable Rate Nonconvertible, $1,000 stated value, 22,879 shares authorized	–
Preferred stock—Series B Junior Cumulative (no par value, 10,000 shares authorized)	–
Preferred stock (no par value, 467,121 shares authorized)	–
Common stock (no par value, $1 stated value, 50,000,000 shares authorized, 16,654,315 issued and 12,590,166 outstanding)	16,654
Paid-in capital	187,892
Retained earnings	45,900
Accumulated other comprehensive loss (net of tax benefit)	(74)
Treasury stock (4,064,149 shares at cost)	(36,797)

Total shareholders' equity	213,575

Total capitalization	$248,333

Selected Consolidated Financial Data

This section presents our selected historical consolidated financial data. You should read carefully the consolidated financial statements included in this prospectus, including the notes to the consolidated financial statements. The selected data in this section is not intended to replace the consolidated financial statements.

We derived the statement of operations data for the years ended December 31, 1999, 2000 and 2001 and balance sheet data as of December 31, 2000 and 2001 from the audited consolidated financial statements included in this prospectus. Those consolidated financial statements were audited by Ernst & Young LLP, independent auditors. We derived the statement of operations data for the years ended December 31, 1997 and 1998 and balance sheet data as of December 31, 1997 through 1999 from audited consolidated financial statements that are not included in this prospectus. We derived the statement of operations data for the three months ended March 31, 2002 and 2001, and the balance sheet data as of March 31, 2002, from the unaudited consolidated financial statements included in this prospectus which, in management's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth herein. Results for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year.

	Three Months Ended March 31,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998(1)	1997(1)
	(In thousands, except share data)
Statement of Operations Data:
Revenues:
Premium revenue	$194,401	$222,470	$838,672	$951,071	$1,056,107	$914,017	$957,204
Net investment income	3,924	4,514	17,443	19,007	19,766	20,550	22,217
Net realized investment gains (losses)	14	(27)	(779)	(325)	(854)	3,670	1,854
Other revenue	5,405	5,301	21,285	20,112	22,361	22,632	24,249

Total revenues	203,744	232,258	876,621	989,865	1,097,380	960,869	1,005,524
Expenses:
Medical and other benefits	131,800	166,580	601,942	724,613	860,473	691,767	733,491
Selling, general and administrative	62,024	71,411	257,742	251,767	268,059	242,073	252,160
Interest	494	876	2,877	3,584	3,564	7,691	9,311
Amortization of goodwill and other intangibles(2)	183	907	3,628	3,785	4,273	8,781	7,975
Write-off of intangible assets and related charges	–	–	–	–	–	15,453	–

Total expenses	194,501	239,774	866,189	983,749	1,136,369	965,765	1,002,937

Income (loss) from continuing operations,
Before income taxes	9,243	(7,516)	10,432	6,116	(38,989)	(4,896)	2,587
Income tax expense (benefit)	3,813	(2,376)	6,257	3,447	(13,043)	(1,868)	1,032

Income (loss) from continuing operations	5,430	(5,140)	4,175	2,669	(25,946)	(3,028)	1,555
Income from discontinued operations, less applicable income taxes	–	–	–	–	–	10,003	16,595

Net income (loss)	$5,430	$(5,140)	$4,175	$2,669	$(25,946)	$6,975	$18,150

Earnings (loss) per common share—basic
Continuing operations	$0.39	$(0.36)	$0.30	$0.18	$(1.58)	$(0.18)	$0.10
Discontinued operations	–	–	–	–	–	0.60	1.01

Net income (loss) per common share—basic	$0.39	$(0.36)	$0.30	$0.18	$(1.58)	$0.42	$1.11

Earnings (loss) per common share—diluted
Continuing operations	$0.37	$(0.36)	$0.29	$0.18	$(1.58)	$(0.18)	$0.10
Discontinued operations	–	–	–	–	–	0.60	1.00

Net income (loss) per common share—diluted	$0.37	$(0.36)	$0.29	$0.18	$(1.58)	$0.42	$1.10

Weighted average common shares outstanding	13,803	14,211	14,049	14,899	16,470	16,559	16,423
Cash dividends per common share	$–	$–	$–	$–	$–	$0.36	$0.48

		December 31,
	March 31, 2002
		2001	2000	1999	1998	1997
		(In thousands)
Balance Sheet Data:
Cash and investments	$272,790	$300,253	$284,982	$293,539	$309,562	$316,858
Total assets	448,346	473,015	471,923	503,094	498,722	648,136
Notes payable	34,758	40,058	41,258	42,523	55,064	124,578
Total shareholders' equity	213,575	229,400	221,177	220,280	266,451	326,377

(1)
Our discontinued operations include the operations of Newco/UWS, Inc., now known as Cobalt Corporation, through September 25, 1998, the date on which we spun off Newco/UWS to our shareholders. Our continuing operations prior to September 11, 1998 include interest on debt assumed by Newco/UWS on September 11, 1998, the spin-off effective date.
(2)
Beginning January 1, 2002, we adopted Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which changed the way we account for goodwill. See Note 2 to the Consolidated Financial Statements for details regarding the impact of this change in accounting.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Overview

We are a provider of individual and small employer group insurance products. Our principal product offerings are health insurance for small employer groups and health insurance for individuals and families. We refer in this prospectus to health insurance products marketed to individuals and families as MedOneSM. We also offer dental, life, prescription drug, disability and accidental death insurance, and provide self-funded benefit administration. We market our products in 32 states and the District of Columbia through independent agents. We have approximately 75 sales managers located in sales offices throughout the United States to support the independent agents. Our products generally provide discounts to insureds that utilize preferred provider organizations or PPOs. We own a preferred provider network and also contract with other networks to ensure cost-effective health care choices to our members.

Summary of First Quarter 2002 Results

We reported net income of $5.4 million or $0.37 per diluted share for the first quarter of 2002. This compares to a net loss of $5.1 million or $0.36 per share for the first quarter of 2001. The improvement in profitability from the first quarter of the prior year primarily reflects improvement in the small employer group loss ratio, a charge related to legal matters in the first quarter of 2001, and a change in accounting for goodwill and other intangible assets.

The improvement in the small employer group loss ratio is attributed to management's strategic plan including increased premium rates on new and renewal business, focused marketing efforts for small employer group products in markets with the best prospects for profitability and future growth, and redesigned products to meet the changing needs of today's insurance consumers.

The results for the first quarter of 2001 reflect an after-tax charge of $5.8 million or $0.41 per share for legal matters related to an adverse ruling in a lawsuit brought against us by Skilstaf, Inc. Effective January 1, 2002, we adopted new rules on accounting for goodwill and other intangible assets. Goodwill is no longer amortized, but is instead tested annually for impairment. The first quarter 2001 results include goodwill amortization of $671,000 or $0.05 per share. See our Notes to Consolidated Financial Statements, Note 2, "Recent Accounting Pronouncements," for further discussion regarding the impact of the accounting change.

Summary of 2001 Results

Our financial performance improved considerably in 2001. The key factor in the improvement was the health loss ratio, which by year-end had dropped to its lowest point in over three years. This positive momentum is attributed to strategic decisions we made in late 1999 including (1) raising premiums on our new and renewal business, (2) focusing our marketing efforts for small employer group products in markets with the best prospects for profitability and growth, (3) redesigning our products to offer price and coverage choices, and (4) expanding the distribution of our MedOneSM products.

During the first quarter of 2001, we received an adverse decision by the Eleventh Circuit Federal Court of Appeals affirming a 1999 $6.9 million jury verdict in a lawsuit brought against us by Skilstaf, Inc., an employee leasing company. As a result, our 2001 reported results reflect an after-tax charge of $5.8 million or $0.41 per share. See our Notes to Consolidated Financial Statements, Note 8, "Commitments and Contingencies," for more detailed information regarding this case. Management has characterized this charge as a nonrecurring item in the following discussion of results of operations due to the unusual nature and size of the lawsuit and because it relates to a contract in force between 1992 and 1996.

Following is a discussion of management's strategic decisions made in late 1999 and their effect on our 2001 operations:

Product Pricing

Significant technological advancements in the health care field have continued in the past few years. As a result of this and other factors, including the inflationary effects of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and Medicare cost-shifting, our costs associated with health care have also increased. In the face of escalating claims cost trends that emerged in late 1998 and 1999, management implemented premium rate increases on our existing block of business. This action contributed greatly to the improvement in the health loss ratio and resulting earnings performance. After the effect of buydowns in coverage and terminations, average medical premium per member per month increased 14% from 2000 to 2001. In comparison, average medical claims costs per member per month increased only 7% for the same period. We are committed to a pricing strategy intended to maintain premium rate increases at a level necessary to achieve our target profit margins.

Focused Small Employer Group Marketing

We continue to analyze our geographic markets and are focusing our marketing efforts in those areas that offer the greatest potential for appropriate returns. As a consequence of government regulations and rapidly rising health care inflation resulting from advances in technology and drug treatments, our small employer group business experienced losses in 1998 and 1999. Since that time, we have taken steps to return our small employer group business to profitability. Those steps included exiting from certain unprofitable markets, shifting sales and marketing energies away from underperforming markets and realigning our small employer group agent force to producers with a commitment to us.

As a result of these actions and the premium rate increases previously discussed, our small employer group business has improved significantly over the past two years and is currently contributing to our improved financial performance. As anticipated, these focused efforts to improve profitability resulted in a decline in membership and revenues throughout 2001. We are currently taking steps to return our small group business to a growth mode while continuing to protect its margins. We remain committed to this business and believe that this large and growing sector of the economy has significant revenue and earnings potential.

Product Redesign

A significant portion of our product portfolio was redesigned during 2001 to keep pace with changes in the marketplace and to maximize our competitiveness. Consumers seem to be willing to accept higher co-payments and deductibles in exchange for more affordable premiums and protection from major medical bills. Our new products for small employer groups and individuals are designed to provide more affordable coverage for major medical expenses by shifting the financial responsibility for routine day-to-day health care to the patient. These new products feature attractive rates, real choice and protection from catastrophic medical costs. We have been introducing these products to our sales force for the past several months, and the agent reaction has been enthusiastic. In markets where the products have been fully launched, management has seen a positive trend in quote requests and new members.

MedOneSM Expansion

Recognizing the significant earnings potential of the MedOneSM product line, we are continuing to take steps to expand the distribution of this business. There are a number of key factors that make MedOneSM a strategic focus and an attractive product line to sell. The current regulatory environment allows us expanded flexibility in pricing, risk selection and plan design. The product line features higher deductibles and co-payments, thereby increasing consumers' involvement in health care cost decisions. In addition, the MedOneSM business is well positioned in a slowing economy in which employers are faced with reducing their workforce or dropping their group health coverage. MedOneSM represented 45% of our medical membership at the end of 2001, compared with 34% at the end of 2000. This shift in our product mix contributed to the improvement in the health loss ratio. While MedOneSM products are more costly to sell and administer than small employer group products, the increased underwriting and risk management flexibility results in a lower loss ratio. The lower loss ratio was somewhat offset by the increase in the expense ratio during 2001. Management expects this product line to represent about half of our revenues by 2003.

Outlook for 2002

Increasing premium rates and realigning marketing efforts caused a drop in our new member enrollment and an increase in existing membership terminations resulting in decreased revenues throughout 2001. While this consequence was anticipated, management believes membership and revenues in 2002 will remain flat with 2001 with some further decline during the first half of 2002 before starting to improve by mid-year. Premium rate increases should moderate during 2002, which should improve persistency of small employer group membership. In addition, the introduction and roll out of new products is expected to have a positive impact on new sales. We are currently conducting significant marketing campaigns to recruit new MedOneSM and dental agents. These efforts are also attracting agents who want to sell our full line of products causing our force of professional, licensed agents selling our small employer group products to grow. We also believe that competitive pressures should ease somewhat in 2002 as other small employer group insurance carriers either exit the small employer group market or implement significant rate increases. We expect the health loss ratio to continue to improve, but at a more moderate rate during 2002.

Comparison of Results of Operations

We experienced unrelated nonrecurring charges during 1999 and 2001. As these nonrecurring items were not reflective of our ongoing operations, management has chosen to exclude their effects from the "Comparison of Results of Operations" and to describe each item separately. The following table illustrates the effect of nonrecurring items on our results:

	Three Months ended March 31,		Year ended December 31,
	2002	2001	2001	2000	1999
	(In thousands)
Income (loss) before nonrecurring item	$5,430	$710	$10,025	$2,669	$(12,241)
Nonrecurring item, net of tax	–	(5,850)	(5,850)	–	(13,705)

Net income (loss)	$5,430	$(5,140)	$4,175	$2,669	$(25,946)

A summary description of each of the nonrecurring items is as follows:

During the third quarter of 1999, we ceased marketing and terminated all small employer group business in Florida, all small employer group and individual health insurance business in Maryland and all remaining business in Minnesota over a period of 18 months. This decision was made after it became clear to management that certain regulatory challenges existed that made it impossible to return these markets to profitability. We recorded a $13.7 million after-tax charge in 1999 for a premium deficiency reserve to recognize expected losses related to highly regulated markets.

During the first quarter of 2001, we received an adverse decision by the Eleventh Circuit Federal Court of Appeals affirming a 1999 $6.9 million jury verdict in a lawsuit brought against the Company by

Skilstaf, Inc., an employee leasing company. We recognized an after-tax charge of $5.8 million or $0.41 per share during the first quarter of 2001 representing the full loss including punitive damages and other expenses. In July 2001, at the direction of the district court, we paid the full amount of the verdict plus interest. This case is now closed.

Three months ended March 31, 2002 and 2001

Insurance premiums for the three months ended March 31, 2002 decreased 12.6% to $194.4 million from $222.5 million for the same period in 2001. The decrease primarily resulted from a decline in membership in select unprofitable small employer group and exited markets and high lapse rates of existing membership in core markets, partially offset by rising premium rates on the continuing block of business. Average fully insured medical premium per member per month for the first quarter of 2002 increased by 15.0% to $168, compared to the first quarter of 2001, reflecting significant rate actions taken by us. As a result of our actions to change our product mix, redefine our markets, increase profitability, and reposition ourself for the future, we expect quarterly insurance premiums to level before improving later in 2002.

Total medical and dental membership declined from 652,683 members at March 31, 2001 to 539,481 members at March 31, 2002. The membership decrease is primarily the result of our success in terminating business in several unprofitable markets, including exited markets, and premium rate increases resulting in lower new sales and higher lapses on existing business. Our MedOneSM product for individuals and families continues to grow as a percentage of our overall business reflecting management's strategy to change our mix of business. MedOneSM membership now accounts for 46% of our medical membership in force. At the end of 2000 and 2001, MedOneSM membership accounted for 34% and 45%, respectively. We consider the MedOneSM product to be a key strategic product and continue to take steps to accelerate membership and premium growth in this market.

Net investment income for the three months ended March 31, 2002 decreased to $3.9 million from $4.5 million for the three months ended March 31, 2001. The decrease in net investment income is due primarily to a decrease in the average annual investment yield. The average annual investment yield was 6.0% for the first quarter of 2002 compared to 6.6% for the first quarter of 2001. Invested assets in March 2002 have declined primarily as a result of the repurchase of 1.4 million shares of our common stock for a total cost of $19.5 million, including related transaction costs, from the selling shareholder.

The health segment loss ratio for the first quarter of 2002 was 68.5% compared to 75.7% for the first quarter of 2001. The significant improvement was due to management's actions and strategies to increase premium rates and combat medical inflation. These actions included premium rate increases, claims cost control initiatives and the exit from unprofitable small employer group markets. The reduction also reflects increased sales of MedOneSM products, which are priced for a lower loss ratio but have higher selling and administrative costs. As anticipated, claim costs per member per month have increased slightly, but were surpassed by increased premiums per member per month. Average premium per member per month for the first quarter of 2002 increased 15.0% compared with the first quarter of 2001. Average claims costs increased only 4.1% over the same period.

The life segment loss ratio for the three months ended March 31, 2002 was 33.1% compared to 40.1% for the three months ended March 31, 2001. The life segment loss ratio tends to fluctuate from quarter to quarter as actual life claims experience fluctuates. The life segment loss ratio for the three month period ended March 31, 2002 is consistent with historical averages and anticipated average future results for this segment.

The selling, general and administrative, or SG&A, expense ratio includes commissions and selling expenses, administrative expenses (less other revenues), and premium taxes and assessments. The SG&A expense ratio for health segment products for the three months ended March 31, 2002 was 28.2%. This compares to the first quarter of 2001 SG&A expense ratio of 25.2%, excluding the non- recurring legal charge. The first quarter 2001 reported SG&A expense ratio, including the non-

recurring legal charge, was 29.4%. The increase from the prior year, excluding the non-recurring legal charge, largely reflects a product mix change driven by growth in the MedOneSM business, which has higher selling and administrative costs but lower claim costs than small employer group products. Lower premium volume also contributed to the increase in the SG&A ratio.

The health segment combined ratio, which represents the sum of the health loss and expense ratios, was 96.7% for the three months ended March 31, 2002 compared to 100.9% for the same period in the prior year, excluding the non-recurring legal charge. The first quarter 2001 combined ratio including the non-recurring legal charge was 105.1%.

Years ended December 31, 2001 and 2000

Insurance premiums decreased 11.8% to $838.7 million in 2001 from $951.1 million in 2000. Premium revenues have decreased as a result of our membership decline. As discussed above, membership reductions have resulted from product repricing, market exits and focusing marketing efforts in profitable markets. Medical membership declined by 126,000 members during 2001. Our change in our product mix has also impacted premium revenue. The MedOneSM business, which has become a larger percentage of our total business, has a smaller premium per member compared with the declining small employer group business. Partially offsetting the membership decline and the change in the product mix is the effect of increasing premium rates.

The health segment loss ratio improved 460 basis points to 72.6% for 2001 compared to 77.2% for 2000. The 2001 health loss ratio is at its lowest point in over three years. The improvement in the health loss ratio is due in part to improved performance on our small employer group business resulting from repricing efforts. In 2001, average premiums per member per month increased at a higher rate than average claims costs per member resulting in a lower loss ratio. The health loss ratio also benefited, to a lesser degree, from the change in product mix to a larger percentage of MedOneSM business, which has a lower loss ratio. The life segment loss ratio remained relatively stable with the prior year at 36.4% for 2001 compared with 34.5% for 2000.

Net investment income decreased to $17.4 million in 2001 from $19.0 million in 2000. The decrease resulted mainly from a decrease in the annual investment yield. The annual investment yield was 6.4% for 2001 compared to 6.7% for the prior year. Investment gains and losses are realized in the normal investment process in response to market opportunities.

Other revenue, which primarily consists of administrative fee income from claim processing on self-funded business and other administrative services, increased slightly to $21.3 million in 2001 from $20.1 million in 2000. The increase resulted from a general increase in fees charged during 2001.

The expense ratio includes commissions, general and administrative expenses (less other revenues), premium taxes and assessments. The health segment expense ratio, excluding the first quarter litigation charge, increased to 26.6% in 2001 from 24.2% in 2000. The increase largely reflected the change in our product mix. MedOneSM business has higher agent commissions and issue costs than small employer group products, but lower claim costs. The decrease in premium volume also contributed to the increase in the health expense ratio. For 2002, we expect the health segment expense ratio to increase slightly primarily as the result of investments in our distribution system and other selling costs and a continued expansion of the MedOneSM business.

The health segment combined ratio, which represents the sum of the health loss ratio and the expense ratio, improved 220 basis points to 99.2% for 2001 from 101.4% for 2000. The 2.2% improvement in the combined ratio resulted in an improvement in pre-tax income of $18.1 million in 2001 over 2000.

Interest expense on outstanding debt decreased to $2.9 million in 2001 from $3.6 million in 2000. The interest rate charged on the line of credit is tied to the short-term borrowing rate, which declined throughout most of 2001 resulting in decreased interest expense for us. Amortization of goodwill and other intangible assets remained relatively stable at $3.6 million for 2001 compared to $3.8 million for the prior year. As discussed in detail below under the caption "Recent Accounting Pronouncements," we will apply new accounting rules for goodwill and intangibles effective January 1, 2002.

The effective tax rate for 2001 was 60.0%. Excluding the effect of the first quarter litigation charge, the effective tax rate was 48.4% for 2001 compared to 56.4% for 2000. The change in the effective tax rate relates to the amortization of non-deductible goodwill and other permanent items in relation to pre-tax income. We had deferred tax assets recorded, net of valuation allowances, of $2.9 million related to state net operating loss carryforwards at December 31, 2001. State net operating loss carryforwards begin to expire in 2008. We believe that the deferred tax assets will be realized primarily through future state taxable income.

Years ended December 31, 2000 and 1999

Insurance premiums decreased 9.9% to $951.1 million for 2000 from $1,056.1 million reported for 1999. We acquired the majority of the fully insured group health business of Continental Assurance Company on January 1, 1999. Premiums on the Continental Assurance Company block of business declined approximately $70 million from 1999 to 2000, which accounted for the majority of the decrease in premium. The remainder of the decline in premiums from the prior year resulted from declining small employer group membership due to the exit from unprofitable markets. Partially offsetting the impact of the declining membership was the continued increase in premiums per member per month. Our average fully insured medical premium per member per month increased 7% to $136, compared to $127 for 1999.

The health segment loss ratio improved 320 basis points to 77.2% in 2000 from 80.4% reported in 1999, excluding the nonrecurring charge. The significant improvement was due to management's actions and strategies implemented during 2000 to manage medical inflation. These actions included premium increases, claims cost control initiatives and the exit from certain unprofitable small employer group markets and the related release of premium deficiency reserves. The improvement also reflected increased sales of MedOneSM products, which are priced for a lower loss ratio due to its increased deductibles and co-payments. The life segment loss ratio improved to 34.5% for 2000 from 39.2% in 1999.

Net investment income decreased to $19.0 million in 2000 from $19.8 million in 1999. The decrease resulted from a slight decrease in average invested assets from 1999 to 2000. Average invested assets at cost decreased from $294.7 million at the end of 1999 to $283.8 million at the end of 2000. Investment gains and losses are realized in the normal investment process in response to market opportunities.

Other revenue, which primarily consists of administrative fee income from claim processing on self funded business and other administrative services, decreased slightly to $20.1 million in 2000 from $22.4 million in 1999. The decrease resulted from a decline in administrative fee revenue from blocks of business acquired in prior years.

The expense ratio includes commissions, general and administrative expenses (less other revenues), premium taxes and assessments. As anticipated, the health segment expense ratio increased to 24.2% in 2000 from 23.0% in 1999. The increase largely reflected the change in our product mix. MedOneSM business, which expanded significantly during 2000, has higher agent commissions and issue costs than our small employer group products, but lower claim costs. In addition, in the third quarter of 2000, we received a one-time assessment from the State of Minnesota related to our exit from the MedOneSM health insurance market in that state in early 1999. The assessment was $1.2 million in excess of our original provision for the assessment. Management expects no similar assessments from other exited markets. The decrease in premium volume also contributed to the increase in the health expense ratio.

The health segment combined ratio, which represents the sum of the health loss and expense ratios, improved 200 basis points to 101.4% for 2000 from 103.4% for 1999. The 2.0% improvement in the combined ratio resulted in an improvement in pre-tax income of $18.2 million to us in 2000.

Interest expense on outstanding debt remained flat compared to 1999 at $3.6 million. Amortization of goodwill and other intangible assets declined from 1999 to 2000 to $3.8 million from $4.3 million.

The effective tax rate for 2000 was 56.4% compared with 33.5% for 1999. The change in the effective tax rate relates to the amortization of non-deductible goodwill and other permanent items in relation to pre-tax income. We reported pre-tax income of $6.1 million in 2000 compared to a pre-tax loss of $39.0 million in 1999.

Critical Accounting Policies

Liabilities for Unpaid Claims

Our liabilities for unpaid claims are based on an estimation process that is complex and uses information obtained from both company specific and industry data, as well as general economic information. These estimates are developed using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. The amount recorded for unpaid claims liabilities is sensitive to judgments and assumptions made in the estimation process. The most significant assumptions used in the estimation process include determining claims cost trends, the expected consistency in the frequency and severity of claims incurred but not yet reported, changes in the timing of claims submission patterns from providers, changes in our speed of processing claims and expected costs to settle unpaid claims.

Actual conditions could differ from those assumed in the estimation process given the general economic and regulatory environment of our operations. Due to the uncertainties associated with the factors used in these assumptions, we could report materially different amounts in our statement of operations for a particular period under different conditions or using different assumptions. As is common in the health insurance industry, we believe that actual results may vary within a reasonable range of possible outcomes. We believe that the recorded liabilities for unpaid claims are in the higher end of a reasonable range of outcomes. We closely monitor and evaluate developments and emerging trends in claims costs to determine the reasonableness of judgments made. A retrospective test is performed on prior period claims liabilities and, as adjustments to the liabilities become necessary, the adjustments are reflected in current operations. We believe that the amount of medical and other benefits payable is adequate to cover our liabilities for unpaid claims.

In determining the liability for unpaid claims at December 31, 2001, management considered the potential impact of the September 11, 2001 events. Although the events of September 11, 2001 did not have a direct material effect on us, we anticipated an indirect impact including, but not limited to, increased utilization by the general population of mental health services for stress, anxiety, depression and similar conditions in the fourth quarter. Also, subsequent bio-terrorism threats and attacks were anticipated to result in increased utilization of health care services including office visits, laboratory tests and prescription drugs for flu-like symptoms in the fourth quarter. During the first quarter of 2002, we did not discern a material adverse effect related to these events and, therefore, no longer hold reserves for those matters as of March 31, 2002.

Litigation

We are involved in various legal and regulatory actions occurring in the normal course of business. The liabilities recorded for litigation are generally determined on a case-by-case basis and typically relate to disputes over policy coverage and benefits. In determining the amount to be recorded, judgments are made by management based on the facts and the merits of the case, advice from outside legal counsel, the general legal and regulatory environment of the originating state, historical results of similar cases and other relevant factors. The average cost for the settlement of the actions occurring in the normal course of our business approximates $30,000. However, inherent uncertainties surround legal proceedings and actual results could differ from those assumed in determining the liabilities. The possibility exists that a decision could be rendered against us including punitive or other damage awards, which may have a material impact on the results of our operations. In estimating the liabilities for litigation as of December 31, 2001, we considered the recent unfavorable litigation environment we have experienced in certain states. Management's evaluation of the likely impact of these actions could change in the future and an unfavorable outcome could have a material effect on our financial condition, results of operations or cash flow of a future period. See our Notes to Consolidated Financial Statements, Note 8, "Commitments and Contingencies," for a detailed discussion of our material pending litigation.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or Statement 142, effective for fiscal years beginning after December 15, 2001. We adopted Statement 142 on January 1, 2002. Statement 142 impacted us in two ways. First, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized. Other intangible assets will continue to be amortized over their useful lives. Second, goodwill and intangible assets with indefinite lives will be subject to an initial impairment test in accordance with Statement 142, and any remaining balance of goodwill and intangible assets will be subject to future annual impairment testing.

We are in the process of performing the first of the required impairment tests of goodwill and intangible assets deemed to have indefinite lives in 2002, effective as of January 1, 2002, by comparing the fair value of our reporting units to their carrying amounts (book value), including goodwill. In determining the fair value of our reporting units, we will consider valuation techniques such as the quoted market price of our stock, the present value of future cash flows and market comparison of similar assets and liabilities.

At December 31, 2001, our book value per share was $16.30 and was significantly higher than the $12.45 quoted market price per share. We have not yet determined what the effect of these tests will be on our earnings and financial position. If we determine that the quoted market price per share is the appropriate measure of our fair value, the resulting impairment would be greater than 50% of the amount of goodwill on our December 31, 2001 balance sheet. If it is determined that an impairment exists as of January 1, 2002, the charge would be reported as the cumulative effect of a change in accounting principle in our consolidated financial statements and would have no impact on cash flows or the statutory-basis capital and surplus of our insurance subsidiaries.

Liquidity and Capital Resources

Our sources of cash flow consist primarily of insurance premiums, administrative fee revenue and investment income. The primary uses of cash include payment of medical and other benefits, selling, general and administrative expenses and debt service costs. Positive cash flows are invested pending future payments of medical and other benefits and other operating expenses. Our investment policies are designed to maximize yield, preserve principal and provide liquidity to meet anticipated payment obligations.

Our cash provided by operations was $3.1 million for the three months ended March 31, 2002. This compares to cash used in operations of $8.1 million for the three months ended March 31, 2001. The improvement in cash flow primarily reflects our increased profitability. We expect cash flow to remain positive for the year 2002.

Our cash provided by operations was $17.6 million for 2001 and cash used in operations was $3.2 million for the year ended 2000. Excluding the payment for the Skilstaf litigation, cash provided by operations was $25.2 million for 2001. The increase in cash flows from operations is primarily the result of improved underwriting margins in 2001 over 2000. Consistent with our earnings, cash flows increased significantly during the last half of 2001.

We are well capitalized and have a debt to total capital ratio of 14.0% at March 31, 2002, which is low by industry standards.

Our insurance subsidiaries operate in states that require certain levels of regulatory capital and surplus and may restrict dividends to their parent companies. The insurance regulator in each insurer's state of domicile may disapprove any dividend which, together with other dividends paid by an insurance company in the prior 12 months, exceeds the regulatory maximum, computed as the lesser (or in one instance, the greater) of 10% of statutory surplus or total statutory net gain from operations as of the end of the preceding calendar year. Our principal insurance subsidiary is subject to rules that limit dividends to the lesser of those two measures. In February 2002, we received a $5.0 million dividend from an insurance subsidiary that was used to make the required principal payment on our credit facility in 2002. In March 2002, we received a $20.0 million dividend from an insurance subsidiary with regulatory approval in conjunction with the repurchase of 1.4 million shares of our common stock from the selling shareholder. Consequently, any additional dividends of any amount this fiscal year will require regulatory approval.

The National Association of Insurance Commissioners has adopted risk-based capital standards for life and health insurers designed to evaluate the adequacy of statutory capital and surplus in relation to various business risks faced by such insurers. The risk-based capital formula is used by state insurance regulators as an early warning tool to identify insurance companies that potentially are inadequately capitalized. At December 31, 2001, each of our insurance subsidiaries had risk-based capital ratios substantially above the levels that would require action by us or a regulator.

During 2001, we purchased 367,000 shares of our outstanding common stock at an aggregate purchase price of $2.2 million. In October 2001, we reached our maximum authorized purchase threshold, bringing the total purchased under the program to 2.7 million shares at an aggregate purchase price of $18.0 million.

We maintain a revolving bank line of credit agreement with an outstanding balance and maximum commitment of $30.2 million as of March 31, 2002. At December 31, 2001, the outstanding balance and maximum commitment under the credit agreement was $35.2 million. In February 2002, in accordance with the revolving bank line of credit, we paid $5.0 million of the outstanding balance. Our obligations under the credit agreement are guaranteed by our subsidiary American Medical Security Holdings, Inc. and secured by pledges of the stock of American Medical Security Holdings, Inc. and United Wisconsin Life Insurance Company, our primary insurance subsidiary.

The credit agreement contains customary covenants which, among other matters, require us to achieve certain minimum financial results and restrict our ability to incur additional debt, pay future cash dividends and dispose of assets outside the ordinary course of business. We were in compliance with all such covenants at March 31, 2002 and anticipate continued compliance in the foreseeable future. We believe that the implementation of Statement of Financial Accounting Standards No. 142 will not adversely impact our compliance with debt covenants.

Our credit agreement was amended in January 2001 and April 2001 to revise the minimum financial requirements of certain covenants. The April 2001 amendment also revised our applicable interest rate on outstanding loans and the schedule of mandatory future commitment reductions including a $4.8 million maximum commitment reduction from $40.0 million to $35.2 million. The credit agreement was also amended in March 2002 to allow for the repurchase of 1,400,000 shares of our common stock at a total cost of $19.5 million, including related expenses, from the selling shareholder and further revise the minimum financial requirements under certain covenants and the schedule of mandatory future commitment reductions.

Annual principal amounts that mature related to the credit agreement are $10.0 million in 2003, $10.0 million in 2004 and $10.2 million in 2005. We anticipate using future cash flows from operations and existing capital and surplus, if necessary, to fund these capital resource needs.

We do not expect to pay any cash dividends in the foreseeable future and intend to employ our earnings in the continued development of our business. Our future dividend policy will depend on our earnings, capital requirements, debt covenant restrictions, financial condition and other factors considered relevant by the Board of Directors.

Market Risk Exposure

Our primary investment objective for our portfolio of investment securities is to maximize investment income while controlling risks and preserving principal. We seek to meet this investment objective through diversity of coupon rates, liquidity, investment type, industry, issuer, duration and geographic location. Investment grade debt securities made up 97% of our total investment portfolio at December 31, 2001. The below investment grade debt securities were investment grade when purchased and subsequently downgraded. None of the below investment grade securities were in default at December 31, 2001. We use outside investment managers who seek to maximize return on the portfolio within our investment guidelines. At March 31, 2002 and December 31, 2001, greater than 99% of our total investment portfolio was invested in debt securities.

The bond portfolio had an average quality rating of AA at March 31, 2002 and December 31, 2001 and AA- at December 31, 2000, as measured by Standard & Poor. Almost the entire portfolio was classified as available for sale. We had no investment mortgage loans, nonpublicly traded securities (except for principal only strips of U.S. government securities), real estate held for investment or financial derivatives. The market value of the total available for sale investment portfolio exceeded amortized cost by $2.9 million at December 31, 2001 as compared with March 31, 2002 and December 31, 2000 when the amortized cost of the total investment portfolio exceeded market value by $0.1 million and $6.1 million, respectively. We believe that cash flow from operations will be sufficient for our cash flow needs and that liquidation of our investment portfolio will not be necessary.

Our primary market risk is interest rate fluctuation. Assuming an immediate increase of 100 basis points in interest rates, the net hypothetical decline in fair value of shareholders' equity is estimated to be $5.6 million after-tax at December 31, 2001. This amount represents approximately 2.4% of our shareholders' equity.

At December 31, 2001, the fair value of our borrowings under the line of credit facility approximated the carrying value. Market risk was estimated as the potential increase in the fair value resulting from a hypothetical 1% decrease in our weighted average short-term borrowing rate at December 31, 2001, and was not materially different from the year-end carrying value.

Inflation

Health care costs have been rising and are expected to continue to rise at a rate that exceeds the consumer price index. Our cost control measures and premium rate increases are designed to reduce the adverse effect of medical cost inflation on our operations. In addition, we use our underwriting and medical management capabilities to help control inflation in health care costs. However, there can be no assurance that our efforts will offset fully the impact of inflation or that premium revenue increases will equal or exceed increasing health care costs.

Business

General

We develop and offer health and related insurance products designed to provide individuals and small employer groups with maximum choice at a reasonable cost. In order to increase choice for our insureds, we utilize a preferred provider organization, or PPO model. PPOs provide a wider choice of health professionals and more access to specialists than health maintenance organizations, or HMOs. To reduce the cost of insurance to our customers, we offer multiple health plan configurations incorporating various co-payment agreements and deductible rates, allowing customers to choose the benefit plan that fits their individual needs. We also employ a variety of medical cost management programs designed to help manage and control the overall cost of our products including care management, utilization review and subrogation review. Our proactive care management model is designed to improve the overall quality of care, while also managing the cost of certain complex chronic and acute medical conditions.

We believe that increased choice and affordability, through our product design and our cost management programs, make our products attractive to individuals and small group employers willing to accept increased financial and decision making responsibility for their health care. In addition to our health benefit plans, we also offer dental, life, prescription drug, disability and accidental death insurance, and provide self-funded benefit administration. We sell our products through a network of licensed independent agents in 32 states and the District of Columbia. We are a Wisconsin corporation organized in 1983.

Industry

In recent years a number of factors have caused significant changes within the health insurance industry. Dramatically increasing medical costs, as a result of continuing advances in heath care technology as well as higher utilization, have caused significant increases in insurance premiums. According to the National Coalition on Health Care, an average American family spends one out of every eight dollars on health care, four times greater than they spent in 1980. Additionally, there have been increased efforts by providers to shift the cost of health care to patients with private health care coverage as a result of the Balanced Budget Act of 1997, which reduced Medicare reimbursements to hospitals by an estimated $100 billion over five years.

There has also been increasing demand for choice by insureds. Armed with an increasing amount of health care information available through public sources, including the Internet, insureds are acting like consumers and exercising more control over health care decisions. As a result, we believe the health care delivery system is becoming more patient-directed as opposed to physician-directed. Furthermore, the industry has evolved away from HMOs and their more restrictive network models toward PPOs. PPOs represent a managed care "middle ground" in which individuals and their employers have a wider choice of medical providers. According to William H. Mercer, Inc., a healthcare consulting firm, nearly half of all insured U.S. employees are now enrolled in PPO plans.

Finally, the industry has been subject to an increasing amount of regulation. According to a 1999 Health Insurance Association of America study, the number of state mandates affecting the industry increased 25-fold in the last two decades. This trend continues with current state regulatory activity underway relating to individual and small employer group reform, prompt payment issues and mental health parity. At the federal level, legislative actions being considered include the "Patients' Bill of Rights", the Privacy Act, mental health parity and others.

As a result it has become increasingly difficult for insurance companies to operate, resulting in a significant industry consolidation and an overall decline in the number of companies in the U.S. marketing health insurance. Many of these companies went out of business or were forced to sell their health insurance lines of business to competitors. According to Irving Levin Associates, a healthcare consulting firm, there have been 275 mergers or acquisitions in the managed care industry since 1994.

Small Employer Group and Individual Markets

The small employer group and individual markets are rapidly growing segments of the overall health benefits industry. According to the Small Business Administration, the small employer group sector includes 25 million small businesses, nearly 75% of all U.S. private establishments, and employs over half of the private sector workforce. In 1998, according to a report by the Small Business Administration, seven of the 10 industries that added the most new jobs were in sectors dominated by small businesses.

The individual market sector is also demonstrating significant growth potential in an uncertain economic environment. An increasing number of individuals are seeking their own health care coverage by virtue of losing their employment and benefits. In other cases, individuals are seeking coverage because their employers have stopped sponsoring health insurance.

The small group sector was specifically impacted by rising claims cost trends resulting from the Health Insurance Portability and Accountability Act of 1996, or HIPAA. Essentially, the legislation guaranteed coverage for small employers and certain individuals, without traditional underwriting. At the same time, state rating caps limited the ability of insurers to set premium prices based on actuarial risk. As a result, most small group carriers became unprofitable and were forced to implement successive years of significant rate increases to account for the higher costs associated with the additional risks.

Rising medical costs, exacerbated by an economic recession, have changed the dynamics in the small employer group market. Employers are increasingly forced to choose between eliminating employee health benefits entirely or limiting their contributions and administrative role, thereby increasing the responsibility of employees for their own health care decisions and payments. Small employers electing to retain employee health care benefits are seeking affordable and flexible plans that provide coverage for significant health care problems, while leaving with the insured responsibility for routine health care costs.

During the past several years, in response to dramatic changes in the industry and regulatory environment, we have implemented aggressive rate action necessary to counter significant cost pressure, particularly in the small employer group sector. We believe those costs issues have now been largely accounted for in our pricing. The small employer group business segment has returned to profitability, and we believe it will contribute to future earnings growth.

Our Approach

We offer unique health and other insurance products designed to provide individuals and small employer groups maximum choice at a reasonable cost. Unlike other insurance companies that focus on the health benefits industry in general, we focus exclusively on the individual and small employer group markets. Our approach to these markets is based on the following key attributes:

Focus on PPO products.  As consumers demand more choice in health care, PPOs represent a more attractive delivery model because they typically provide a wider choice of health professionals and more access to specialty health care than HMOs. We utilize a PPO delivery model and in each geographic market we serve, we offer our insureds a choice of PPO networks.

Balanced business model focused on customer choice.  We offer a variety of health plans with various co-payment and deductible levels, allowing consumers to choose the best plans to fit their individual needs. For example, our small group products allow an employer with four employees to offer four different and distinct health plans.

Excellent customer service.  We provide a number of value-added features to customers, including Nurse Healthline, Inc., our toll-free 24 hour-a-day health information line, case management services and toll-free, personal customer service 24 hours-a-day, seven days a week. In addition, over 95% of our customers' claims are processed within 30 days and we maintain an approximate 99% financial claim accuracy record.

Outstanding agent relationships.  We currently market products through approximately 25,000 independent agents, a 25% increase in the number of agents from the prior year. We have focused our marketing efforts on agents with whom we have strong existing relationships. As a result, we are continuing to build long-term, mutually beneficial agent relationships that enhance our overall distribution network.

Process orientation and underwriting discipline.  We have developed proprietary and tested medical cost management practices and underwriting capabilities. Our custom-built, fully integrated management information system provides efficiency and service advantages while maintaining relatively low administrative expenses.

Infrastructure.  Our existing information technology infrastructure, geographic location and economies of scale provide us with an administrative cost advantage. We have developed a custom-built, integrated management information system that includes underwriting, billing, enrollment, claims processing, utilization management, sales reporting, network analysis and service and status reporting. We believe our existing infrastructure has enough capacity to allow us to double our current volume of business.

Centralized, Midwestern location.  Our operations are centralized at our Green Bay, Wisconsin corporate campus. We benefit from a stable, educated workforce and good labor relations.

Strategy

Our objective is to become the leading provider of health insurance products to individuals and small employer groups. The key elements of our strategy to achieve our objective are as follows:

Increase penetration in existing markets.  We intend to increase our penetration in our existing markets by continuing to introduce flexible new products for small employer groups. We intend to roll out new products that feature more attractive rates for employers, as a result of higher deductibles and co-payments for the insureds, while providing the insured with maximum flexibility through a choice of PPO networks. In the individual insurance market, we have recently introduced, in response to consumer demand for more affordable health coverage, a lower premium product that has been well received by our members. We intend to aggressively recruit additional agents licensed to sell our individual products in order to increase our sales of the products in the markets we serve.

Focus on products designed for consumer choice.  We will continue to develop and offer benefit plan structures that utilize broad networks of health care providers as well as deductible and co-payment structures designed to allow our members to take more active decision making and financial responsibility for their routine health care needs.

Diversify our revenue mix.  We seek to diversify our revenue mix by pursuing sales of products and services that enable us to increase our revenue stream and generate more stable and predictable margins than our small employer group product. As a result, we are more actively marketing our health insurance for individuals and dental insurance for both individuals and small employer groups. Dental products are sold to members purchasing our health insurance. We also sell dental insurance to groups on a stand-alone basis.

Leverage our existing operating efficiencies and flexible infrastructure.  We have developed and maintain a low fixed cost organizational structure providing us significant capacity to expand our book of business.

To take advantage of our low administrative cost structure we intend to aggressively pursue additional sales of our existing products through the introduction of new small employer group products and the expansion of our sales force for products marketed to individuals. We will continue to invest in our flexible IT system in order to streamline our internal processes and generate additional efficiencies and to add functionality enabling us to offer additional services to our agents and members. We estimate that our current physical operations and flexible IT system provide us with enough capacity to quickly and economically double our existing base of insureds.

Products

We provide tailored products to meet the varied health insurance needs of our primary markets, including individuals and small employer groups. Common features of our products include:

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  Choice of co-pay, deductible and coinsurance levels

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  Choice of PPO networks

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  Availability of comprehensive prescription drug coverage

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  Wellness and routine care coverage

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  Nurse Healthline, Inc., our 24 hour-a-day health information line

Small Employer Group

Small employer group medical insurance products are targeted to employer groups with 2-50 employees. Our average group size is approximately six employees. Distributed through a network of 20,000 independent agents, small employer group products are customized for businesses to offer their employees multiple health plan options in a single package. For example, this strategy allows an employer with four employees to offer four different and distinct health plans, one for each employee. Although the premium cost of the plans may vary, the ability to offer different plans to individual employees is without any additional cost to the employer.

MedOneSM

MedOneSM medical insurance products are marketed to individuals and their families. These products are designed to meet the various health insurance needs and budgets of consumers. Sold through independent agents, MedOneSM insurance products are designed for cost-conscious consumers and feature more attractive premium rates, protection from catastrophic medical costs and increased patient responsibility for routine health expenses. Premiums may be periodically adjusted upon renewal of plans to reflect underwriting criteria. Insureds may select deductible and co-pay features to offset premium increases. In addition, we also offer custom, private label products for individuals and families that are sold through arrangements with select general agents.

Dental

GroupDentalChoiceSM offers our members a choice in benefit plans, with access to any dental provider, and coverage for a complete range of dental services from preventative maintenance to major dental expenses. Our dental product can be purchased through employer sponsored plans or on a voluntary basis with no employer contribution requirements. Dental coverage can be purchased with our group medical insurance or on a stand-alone basis. Approximately 68% of our dental members have stand-alone plans. More than half of the stand-alone members were originally tied to our group medical products which have since lapsed.

Other

We also offer self-funded benefit administration services for employers that want to assume a portion of the financial risk for their own health plans. In conjunction with our benefit administration services, we offer excess of loss reinsurance to cover catastrophic losses of the self-funded plan. Additionally, we offer COBRA administration services to groups subject to regulations under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

We augment our core business with a select line of products and services. Ancillary benefits available with our plans include term life, short-term medical, short-term disability, accidental death and dependent life insurance. Voluntary term life insurance products may be elected by employees with no employer contribution requirements.

We provide our members and plan participants with toll-free, personal customer service 24 hours-a-day, seven days a week. In addition, through our wholly owned subsidiary, Nurse Healthline, Inc., our members and plan participants have access to a toll-free 24 hour-a-day health information line staffed by registered nurses.

Providers

Our wholly owned subsidiary, Accountable Health Plans of America, Inc., operates a commercial PPO network that is utilized by approximately 20% of our members and contracts with providers primarily in Texas, Florida, Iowa, Nebraska, Wisconsin, Arizona, North Dakota and South Dakota. We also lease our PPO network to other insurers, third party administrators and employers that self insure their benefit plans for a monthly per member fee. Approximately 33% of Accountable Health Plan's membership is derived from us.

We contract with approximately 60 commercial provider networks for our fully insured and self-funded product offerings. A master payor agreement is in place for each provider network that allows us to access each network's provider contracts for our PPO and exclusive provider organization products.

We currently contract with Merck-Medco Managed Care, LLC for management of prescription benefits offered with our products. This arrangement allows members to access their prescription benefits at thousands of retail outlets nationwide or through a mail-order service. It is designed to provide cost benefits to us and ease of administration. This arrangement expires at the end of 2002, and we are currently evaluating Merck-Medco's offerings against its competitors.

Medical Cost Management and Other Services

Our new care management model is a single streamlined process merging utilization review, including pre-certification, concurrent review and retrospective review, with discharge planning and case management. Under this model certain patients are assigned a care manager to assist the insured during the entire episode of care. The integrated model is designed to support physician-directed treatment plans, improve cost savings, promote quality of care for our members and enhance member and provider satisfaction. We continue to apply the more traditional approach to reviewing certain select hospital admission and medical services; however, for other complex and costly conditions, we are applying our new, proactive care management approach. Our care management program provides coordination of care to patients with chronic, complex medical conditions. Designated clinical staff manage transplant-related care situations. Clinical direction is provided by our Chief Medical Officer, two full-time medical directors and licensed nurse professionals.

Our utilization review activities are accredited by the American Accreditation HealthCare Commission/URAC and meet national standards.

We also offer a demand management telephone service through our Nurse Healthline, Inc. subsidiary. Members can access Nurse Healthline registered nurses 24 hours-a-day, 365 days a year. By using a computerized algorithm-based system, Nurse Healthline is able to provide information to members to assist them in gauging the severity of a problem and accessing appropriate health care. Nurse Healthline also offers a maternal wellness program designed to encourage expectant mothers to receive appropriate prenatal care and to provide them with educational materials. Through the maternal wellness program, Nurse Healthline is able to identify potential high risk pregnancies and when appropriate, refer members to our care management staff to develop a plan promoting quality, cost-effective care.

Our subrogation department is responsible for investigating potential injury claims prior to final claims adjudication to determine if other insurance coverage is available. Claims are identified primarily through the use of a diagnosis code table built into the adjudication system, and are investigated via the telephone to expedite the process. We also pursue recoveries post-adjudication when we learn that the insured has other insurance coverage that is considered primary. The majority of savings achieved are due to the identification of motor vehicle accidents, as well as work-related injuries and illnesses.

Our special investigation team proactively searches for fraud and abuse on questionable claims submitted by providers and insureds. As a corporate member of the National Healthcare Anti-Fraud Association, we follow all state regulatory compliance requirements for filing fraud cases. When appropriate, information is shared with the federal and state regulatory and law enforcement agencies. In addition, we pursue recoveries post-adjudication when fraud or misrepresentation has been established.

Sales and Marketing

We currently market our products in 32 states and the District of Columbia. The leading states with respect to medical membership during 2001 were Florida, Illinois, Michigan, Texas, Arizona and Wisconsin, which together accounted for over 50% of our medical membership. Our small employer group products are marketed to employers with 2-50 employees. Our average group size is approximately six employees.

We conduct product sales through licensed independent agents. During 2001, we continued to increase the number of agents selling our products to support our initiative to grow MedOneSM sales. We market products through approximately 25,000 independent agents. Custom private label products for individuals and their families are marketed under arrangements with select general agents. Distribution of these products is limited to the general agent and their contracted agent force. Agents are paid commissions on premiums generated from new and renewal sales. We offer an attractive incentive and service package to agents, creating an environment as an agent friendly company.

We divide our sales territory into two regions, each of which is the responsibility of a Regional Vice President. The Regional Vice Presidents work with approximately 75 sales managers in offices located throughout the United States in coordinating our sales and marketing efforts. Sales office staff provide product training to agents and support local agent needs. In addition, our Vice President, Sales and Marketing, Special Markets, oversees proprietary marketers that together accounted for premium production of approximately 7% of total premium revenue in 2001. Proprietary marketers are independent agents that produce primarily MedOneSM business through lead generation and independent sub-agents located throughout our sales territory.

We also market, on a limited basis, a MedOneSM medical insurance product for individuals over the Internet through several online insurance agencies. In 2001, we introduced eAMS.com, a secured website for agents designed to support their sales activities in marketing our products. The website allows agents to track their business, get news from the home and field offices, print forms and promotional material and track commissions and incentives.

Properties

Our headquarters are located in Green Bay, Wisconsin, in a 400,000 square foot office building owned by one of our subsidiaries, U&C Real Estate Partnership. U&C Real Estate Partnership leases the property to another subsidiary of ours, American Medical Security, Inc. The property is pledged as collateral to the commercial lender pursuant to a mortgage that continues until January 1, 2004. As further security, the lease and rents are also assigned to the commerical lender. We also lease property at approximately 30 locations throughout the United States primarily for our field sales and provider network offices.

Operations and Information Technology

Our core operational and administrative functions are supported by a single, custom-built, fully integrated management information system. The efficiency, cost and service advantages of this integrated information technology platform differentiate us from many of our competitors. The information system supports all operational functions including: underwriting, billing, enrollment, claims processing, customer service, agent licensing and compensation, utilization management, network analysis and sales reporting. All of our operational data is contained on a single on-line database, enabling us to query information and perform data analysis to identify and report trends in utilization, product mix, claims costs and other relevant business factors. This ability assists us in maintaining our current pricing strategy and in making business decisions based on comprehensive, accurate and timely information. It also gives us the capability to leverage our customer service reputation while maintaining relatively low administrative expenses. In addition, the cost to support and maintain an integrated system is low, and our system has a high record of availability.

We use extensive personal computer-based network and software applications that are integrated with our platform system and we continuously upgrade and enhance our technology and software applications to meet our current business needs. We have integrated software into our system with specific functionality for case management and for the repricing of claims in accordance with PPO contracts providing us with further cost savings. Our system is highly scaleable with considerable capacity to expand our business through upgrades with minimal investment required.

We provide eAMS.com, an Internet portal for our independent sales agents. The website provides agents with account status and activity, compensation information, updated provider network information, forms access and other general company communications. Through the use of the website, agents are able to provide potential customers with application forms, quotes and current information, which creates efficiency and cost savings.

Competition

The market for our health insurance products is highly competitive. The major competition for our products comes from national and regional firms. Many of our competitors have larger membership in regional markets or greater financial resources. The small employer group business is typically agency-controlled and is highly price sensitive. The small employer group business is put out for bid more frequently than larger group business. In addition, because most of our products are marketed primarily through independent agencies, most of which represent more than one company, we experience competition within each agency. We and other insurers in the small employer group health insurance market compete primarily on the basis of price, benefit plan design, strength of provider networks, quality of customer service, reputation and quality of agent relations.

Reinsurance

We have entered into a variety of reinsurance arrangements under which we cede business to other insurance companies to mitigate large claim risk and assume risk from other insurance carriers in connection with certain acquisitions and other business. See our Notes to Consolidated Financial Statements, Note 1, "Organization and Significant Accounting Policies—Reinsurance" for a summary of reinsurance assumed and ceded.

We transfer, through excess of loss arrangements, certain of our risks on the small employer group health business and life insurance business. This reinsurance allows for greater diversification of risk to control exposure to potential losses arising from large claims. In addition, it permits us to enhance our premium and asset growth while maintaining favorable risk-based capital ratios. All excess of loss reinsurers with which we contract are currently rated A- (Excellent) or better by A.M. Best.

Investments

We attempt to minimize our business risk through conservative investment policies. Investment guidelines set quality, concentration and return parameters. Individual fixed income issues must carry an investment grade rating at the time of purchase, with an ongoing average portfolio rating of "A-" or better, based on ratings of Standard & Poor's Corporation or another nationally recognized securities rating organization. Investment grade debt securities made up 97% of our total investment portfolio at December 31, 2001. Below investment grade debt securities in our investment portfolio were investment grade when purchased and subsequently downgraded. We invest in securities authorized by applicable state laws and regulations and follow investment policies designed to maximize yield, preserve principal and provide liquidity. Our portfolio contains no investments in mortgage loans, non-publicly traded securities (except for principal only strips of U.S. government securities), real estate held for investment or financial derivatives.

With the exception of short-term investments and securities on deposit with various state regulators, we have delegated investment responsibilities to external investment managers. Such investment responsibilities, however, must be carried out within the investment parameters established by us, which are amended from time to time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk Exposure" and our Notes to Consolidated Financial Statements, Note 4, "Investments," for additional information on our investments.

Regulation

Government regulation of employee benefit plans, including health care coverage and health plans, is a changing area of law that varies from jurisdiction to jurisdiction and generally gives responsible state and federal administrative agencies broad discretion with respect to the regulation of health plans, health insurers and related entities. We strive to maintain compliance in all material respects with all federal and state regulations applicable to our current operations. To maintain such compliance, it may be necessary for us to make changes from time to time in our services, products, structure or operations. Additional governmental regulation or future interpretation of existing regulations could increase the cost of our compliance or otherwise affect our operations, products, profitability or business prospects.

We are unable to predict what additional government regulations affecting our business may be enacted in the future or how existing or future regulations might be interpreted. Most jurisdictions have enacted small employer group insurance and rating reforms that generally limit the ability of insurers and health plans to use risk selection as a method of controlling costs for the small employer group business. These laws sometimes limit or eliminate use of pre-existing condition exclusions, use of health status and rating and use of industry codes and rating, and limit the amount of rate increases from year to year. Under these laws, cost control through provider contracting and managing care may become more important, and we believe our experience in these areas will allow us to compete effectively. We regularly monitor state and federal legislative and regulatory activity as it affects our business.

Federal Insurance Regulation

In recent years, federal legislation significantly expanded federal regulation of small group health plans and health care coverage. The Health Insurance Portability and Accountability Act of 1996, commonly referred to as HIPAA, places restrictions on the use of pre-existing conditions and eligibility restrictions based upon health status, and prohibited cancellation of coverage due to claims experience or health status. HIPAA also prohibits insurance companies from declining coverage to small employers. Additional federal laws that took effect in 1998 include prohibitions against separate, lower dollar maximums for mental health benefits and requirements relating to minimum coverage for maternity inpatient hospitalization. Many requirements of the federal legislation are similar to small group reforms that have been in place for many years.

HIPAA also established new requirements regarding the confidentiality and security of patient health information and standard formats for the electronic transmission of health care data, including code sets. Final privacy rules adopted in 2001 will require changes in the way health information is handled. The privacy regulations require most covered entities to be in compliance by April 2003. Final regulations regarding the standard formats for the transmission of health care information have also been released and require compliance by October 2003. We are taking action to comply with the privacy and standardization regulations. The regulations will have the effect of increasing our expenses.

During 2001, we implemented procedures to comply with the privacy standards for personal information required by the Gramm-Leach-Bliley Act, or GLBA. GLBA also allows, among other things, bank holding companies to engage in a substantially broader range of activities, including insurance underwriting, and allows insurers and other financial insurance companies to acquire banks.

The U. S. Department of Labor has published regulations that revise claims procedures for employee benefit plans governed by ERISA effective for claims filed on or after July 1, 2002. The regulations govern the time frame for making benefit decisions for claims and appeals, and notification of claimants' rights under the regulations. We are taking action to comply with the claims procedure regulations.

Congress has proposed numerous other health care reform measures in recent years. Congress continues to consider legislation referred to as a "Patients' Bill of Rights" which could affect various aspects of our business. We are unable to predict when or whether such legislation or any additional federal proposals will be enacted. See "Risk Factors" above.

State Insurance Regulation

Our insurance subsidiaries are subject to extensive regulation by various insurance regulatory bodies in each state in which the respective entities are licensed. This extensive supervisory power over insurance companies is designed to protect policyholders, rather than investors, and relates to:

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  the licensing of insurance companies;

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  the approval of forms and insurance policies used, and, in some cases, the rates charged in connection with those forms;

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  the nature of, and limitation on, an insurance company's investments;

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  policy administration and claim paying procedures;

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  periodic examination of the operations of insurance companies;

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  the form and content of annual financial statements and other reports required to be filed on the financial condition of insurance companies;

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  capital adequacy; and

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  transactions with affiliates and changes in control.

Our insurance subsidiaries are required to file periodic statutory financial statements in each jurisdiction in which they are licensed. On an ongoing basis, states consider various health care reform measures relating to network management, mandated benefits, underwriting, appeals and administrative procedures and other matters.

The National Association of Insurance Commissioners has adopted risk-based capital requirements for life and health insurers to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks associated with asset quality, mortality and morbidity, asset and liability matching and other business factors. The risk-based capital formula is used by state insurance regulators as an early warning tool to identify insurance companies that potentially are inadequately capitalized. At December 31, 2001, our insurance subsidiaries had risk-based capital ratios substantially above the levels that would require action by us or a regulator.

Dividends paid by our insurance subsidiaries to us are limited by state insurance regulations. For additional information on dividend restrictions, see our Notes to Consolidated Financial Statements, Note 9, "Shareholders' Equity—Restrictions on Dividends From Subsidiaries."

Insurance Holding Company Systems

We are an insurance holding company system under applicable state laws. As such, we and our insurance subsidiaries are subject to regulation under state insurance holding company laws and regulations in the states in which the insurance subsidiaries are domiciled. The insurance holding company laws and regulations generally require annual registration with the state departments of insurance and the filing of reports describing capital structure, ownership, financial condition, certain intercompany transactions and general business operations. Various notice and reporting requirements often apply to transactions between an insurer and its affiliated companies, depending on the size and nature of the transactions. Certain state insurance holding company laws and regulations also require prior regulatory approval or notice of certain material intercompany transactions. Direct or indirect acquisition of control of an insurance company requires the prior approval of state regulators in the insurer's state of domicile and sometimes other jurisdictions as well. Acquisition of a controlling interest of our stock would constitute an acquisition of a controlling interest in each of our insurance subsidiaries. Under applicable state law, control is generally presumed to exist in any person who beneficially owns or controls greater than 10% of a company's shares.

Other State Regulations

Certain of our subsidiaries are licensed as third party administrators. Regulations governing third party administrators, although differing greatly from state to state, generally contain requirements for administrative procedures, periodic reporting obligations and minimum financial requirements. Certain of the operations of our subsidiaries are also subject to laws and/or regulations governing PPO, managed care and utilization review activities. PPO and managed care regulations generally contain requirements pertaining to grievance procedures, third party review of certain coverage determinations, provider networks, provider contracting and reporting requirements that vary from state to state. Utilization review regulations generally require compliance with specific standards for the performance of utilization review services including confidentiality, staffing, appeals and reporting requirements. In some cases, the regulated PPO, managed care and utilization review activities are delegated by subsidiaries to a third party.

ERISA

The provision of goods and services to or through certain types of employee health benefit plans is subject to the Employee Retirement Income Security Act of 1974, as amended, which is commonly referred to as ERISA. ERISA is a complex set of laws and regulations that are subject to periodic interpretation by the United States Department of Labor and the Internal Revenue Service. ERISA governs how our business units may do business with employers whose employee benefit plans are covered by ERISA, particularly employers that self fund benefit plans. There have been legislative attempts to limit ERISA's preemptive effect on state laws. If such limitations were to be enacted, they might increase our liability exposure under state law-based suits relating to employee health benefits offered by our health plans and could permit greater state regulation of other aspects of those businesses' operations.

Legal Proceedings

Florida Regulatory Action and Class Action Litigation

In May 2001, the Florida Department of Insurance issued an administrative complaint against our wholly owned subsidiary, United Wisconsin Life Insurance Company, or UWLIC, challenging UWLIC's rating and other practices in Florida relating to our MedOneSM products. MedOneSM products sold by us in Florida are written pursuant to a group master policy issued to an association domiciled in a state other than Florida. Therefore, management believes we are exempt from most of Florida rating requirements and that we have not violated rating or other regulations applicable to us. The complaint seeks penalties or other administrative actions including possible suspension or revocation of UWLIC's certificate of authority to do business in Florida. The case was presented to an Administrative Law Judge in a hearing held in January 2002.

In a separate proceeding, a class action lawsuit was filed against two of our subsidiaries, American Medical Security, Inc. and UWLIC in February 2000 in the Circuit Court for Palm Beach County, Florida, by Evelyn Addison and others alleging that we failed to follow Florida law in discontinuing writing certain health insurance policies and offering new policies in 1998, and that we wrongfully terminated coverage, improperly notified insureds of conversion rights and charged improper premiums for new coverage. Plaintiffs also alleged that our renewal rating methodology violates Florida law. Plaintiffs are seeking unspecified damages. A bench trial on the liability issues of the case was held in Circuit Court in March 2002.

We believe that the administrative matter and the class action lawsuit, although procedurally unrelated, arise from essentially the same set of facts and involve substantially similar legal issues. The substantially similar issues in the two cases include: (1) whether group coverage issued by us to individuals from 1993 to the present is exempt from most portions of Chapter 627, Part VII, of the Florida Insurance Code, which relates to insurance rates and contracts for group health insurance policies; (2) whether we complied with Florida law when we discontinued certain coverage and replaced the discontinued coverage with certain other coverage in 1999; (3) whether Florida law prohibits tier rating of out-of-state groups; and (4) whether we properly notified insureds whose coverage had been discontinued of their rights to purchase conversion coverage.

In a Recommended Order entered April 25, 2002, the Administrative Law Judge in the administrative hearing found in our favor on all of the above issues and held that the evidence presented by the Florida Department of Insurance did not support a conclusion that we had violated any provisions of the Florida insurance statutes or regulations. The Administrative Law Judge recommended that all counts of the Department's administrative complaint be dismissed. The Recommended Order has been sent to the Commissioner of the Florida Department of Insurance for entry of a final order. We and the Department have filed arguments with the Commissioner, who must now decide whether to adopt the Recommended Order as presented or modify it.

In a Final Judgment entered April 24, 2002, the Circuit Court in the class action lawsuit found against us on all of the above issues and ordered that the question of damages be tried before a jury at a time to be scheduled by the Court. The damages portion of the lawsuit is expected to be heard before a jury later this year.

In light of the conflicting findings of the Administrative Law Judge and the Circuit Court Judge, we intend to request that the Court in the class action lawsuit reconsider its ruling. If the ruling is not reconsidered, we intend to appeal the ruling at the conclusion of the damages phase of the trial.

Skilstaf Litigation

In August 1999, a $6.9 million verdict was entered against American Medical Security, Inc., our third party administrator subsidiary, in the United States District Court for the Middle District of Alabama. Following unsuccessful appeals to the Eleventh Circuit Federal Appeals Court and the U.S. Supreme Court, we paid the full amount of the verdict plus interest in July 2001.

Health Administrators Litigation

In February 2000, a $5.4 million verdict was entered against American Medical Security, Inc. and United Wisconsin Life Insurance Company, one of our insurance subsidiaries, in the Common Pleas Court of Delaware County, Ohio, Civil Division, in a lawsuit brought against American Medical Security and United Wisconsin Life Insurance in 1996 by Health Administrators of America, Inc., an insurance agency owned and operated by a former agent of American Medical Security. The lawsuit alleges breach of written and oral contracts involving commission amounts and fraud. The case was heard and decided by a magistrate who awarded damages to Health Administrators, based on breach of written commission and agent contracts and ruled in favor of us on breach of oral contracts and fraud. We filed objections with the Common Pleas Court requesting that the magistrate's decision against us be reversed. The Common Pleas Court approved the magistrate's decision in April 2000. As a result, we filed a notice of appeal with the Court of Appeals, Delaware County, Ohio, Fifth Appellate District. On March 29, 2001, the Court of Appeals affirmed a portion of the verdict, with modifications, representing approximately $3.0 million in damages, and reversed and remanded the remaining issues in the case representing approximately $2.4 million in damages. We appealed the $3.0 million portion of the damages to the Ohio Supreme Court, which, in July 2001, declined to take the appeal. We paid substantially all of the approximately $3.0 million judgment in December 2001. Briefs have been submitted for the remanded portion of the case, and the parties are awaiting the trial court's decision.

We are involved in the previouly described and various other legal and regulatory actions occurring in the normal course of business. Based on current information including consultation with outside counsel, management believes any ultimate liability that may arise from the above-mentioned and all other legal and regulatory actions would not materially affect our consolidated financial position or results of operations. However, management's evaluation of the likely impact of these actions could change in the future and an unfavorable outcome could have a material adverse effect on our consolidated financial position, results of operations or cash flow of a future period.

Employees

As of December 31, 2001, we had 1,702 employees, 1,467 of which are located at our home office facility in Green Bay, Wisconsin. None of our employees are represented by a union.

Trademarks

We have filed for and maintain various service marks, trademarks and trade names at the federal level and in various states. Although we consider our registered service marks, trademarks and trade names important in the operation of our business, our business is not dependent on any individual service mark, trademark or trade name.

Management

Management and Board of Directors

This section sets forth information as of March 31, 2002 covering our executive officers and directors. All of our officers serve terms of one year and until their successors are elected and qualified. Our board of directors is divided into three classes, with directors in each class serving staggered terms of three years each and until their successors are elected and qualified.

Name	Age	Title
Samuel V. Miller	56	Chairman of the Board, President, Chief Executive Officer and Director
Gary D. Guengerich	56	Executive Vice President, Chief Financial Officer and Treasurer
James C. Modaff	44	Executive Vice President and Chief Actuary
Thomas G. Zielinski	54	Executive Vice President, Operations
Timothy J. Moore	50	Senior Vice President of Corporate Affairs, General Counsel and Secretary
Timothy F. O'Keefe	47	Senior Vice President and Chief Marketing Officer
Clifford A. Bowers	50	Vice President, Corporate Communications
John R. Wirch	48	Vice President, Human Resources
Roger H. Ballou	50	Director
W. Francis Brennan	65	Director
Mark A. Brodhagen, DDS	53	Director
Kenneth L. Evason	52	Director
Thomas R. Hefty	54	Director
James C. Hickman	74	Director
William R. Johnson	75	Director
Eugene A. Menden	71	Director
Edward L. Meyer, Jr.	64	Director
Michael T. Riordan	51	Director
H.T. Richard Schreyer	61	Director
Frank L. Skillern	65	Director
J. Gus Swoboda	66	Director

Samuel V. Miller  has been our Chairman of the Board, President and Chief Executive Officer since September 1998. Prior to that time, he was an Executive Vice President with us since December 1995. Mr. Miller also served as President and Chief Executive Officer of American Medical Security Holdings, Inc., one of our subsidiaries, since October 1996. During 1994 and 1995, Mr. Miller was a member of the executive staff planning group with the Travelers Group, serving as Chairman and Group Chief Executive of National Benefit Insurance Company and Primerica Financial Services Ltd. of Canada. Prior to 1994, Mr. Miller spent 10 years as President and Chief Executive Officer of American Express Life Assurance Company.

Gary D. Guengerich  has been our Executive Vice President and Chief Financial Officer since September 1998. He has also served as our Treasurer since August 2001 and at certain other times during his employment with us. Mr. Guengerich served in the same capacities with American Medical Security Holdings, Inc. since November 1997. Prior to joining us, Mr. Guengerich was Senior Vice President and Comptroller of First Colony Life Insurance where he was employed since 1981.

James C. Modaff  has been our Executive Vice President and Chief Actuary since August 1999. Prior to joining us, he was a principal of Milliman & Robertson, Inc., a national actuarial and consulting firm, for the majority of his 14-year career with the firm.

Thomas G. Zielinski  has been our Executive Vice President of Operations since August 1999. Prior to joining us, he was a Vice President of Humana, Inc., a health services company, where he served as Executive Director of the Wisconsin Service Center of Humana, Inc. and in various other capacities, including Vice President, with a predecessor company of Humana, Inc. since 1981.

Timothy J. Moore  has been our Senior Vice President of Corporate Affairs, General Counsel and Secretary since September 1998. He also served in that capacity with American Medical Security Holdings, Inc. since March 1997. Prior to that time, Mr. Moore was a partner with the national law firm of Katten Muchin & Zavis, practicing at the firm from 1987 to 1997.

Timothy F. O'Keefe  has been our Senior Vice President and Chief Marketing Officer since January 2002. Prior to joining us, he was President of the Major Medical Division of Conseco, Inc.'s Insurance Operations, having served in other senior management positions from 1997 until he became President in 1998. From 1991 to 1997 he held various positions, including Chief Marketing Officer, with various subsidiaries of Pioneer Financial Services.

Clifford A. Bowers  has been our Vice President of Corporate Communications since September 1998. He also served in that capacity with American Medical Security Holdings, Inc. since October 1997. From 1988 to 1997, Mr. Bowers was Director of Communications with Fort Howard Corporation, a paper manufacturer. Prior to that time, Mr. Bowers held management positions with Tenneco, Manville and Brunswick corporations.

John R. Wirch  has been our Vice President of Human Resources since September 1998. He also served in that capacity with American Medical Security Holdings, Inc. since February 1996. Prior to that time, Mr. Wirch was Vice President of Human Resources for Little Rapids Corporation, a manufacturer of specialty papers, from 1993 to 1996, having served as Director of Human Resources of Little Rapids Corporation from 1980 to 1993.

Roger H. Ballou  is President and Chief Executive Officer of CDI Corporation, a staffing and project management company. He is a former Chairman and Chief Executive Officer of Global Vacation Group where he served from March 1998 to September 2000. Immediately prior to that time, Mr. Ballou served as a senior advisor to Thayer Capital Partners, a venture capital firm. From 1995 to 1997, Mr. Ballou served as Vice Chairman and Chief Marketing Officer and then as President and Chief Operating Officer of Alamo Rent-a-Car. From 1989 to 1995, Mr. Ballou was President of the Travel Services Group of American Express Company. Mr. Ballou is a Director of CDI and Alliance Data Systems Corp., a transaction, credit and database marketing services firm.

W. Francis Brennan  is a retired Executive Vice President of UNUM Corporation, a life and health insurance company, where he served on the boards of UNUM's insurance affiliates in the United States, Canada, the United Kingdom and Japan. He joined UNUM in 1984 and retired in 1995. Prior to joining UNUM, Mr. Brennan was a Vice President with Connecticut General Life Insurance Company.

Mark A. Brodhagen,  DDS, a practicing dentist, is the owner and President of Mark A. Brodhagen DDS, SC, doing business as Brodhagen Dental Care, in Green Bay, Wisconsin, which he founded in 1974. He is a member of the Wisconsin and American Dental Associations. He has also served as a dental consultant to a number of managed health care companies.

Kenneth L. Evason  has been a Director, President and Chief Executive Officer of Jacobus Wealth Management, Inc., an investment management company, since June 2001. From 1987 to 2000, he was President and Chief Executive Officer of Clarica U.S. Inc., formerly known as Mutual Group, U.S., a financial services organization.

Thomas R. Hefty  has been Chairman of the Board, President and Chief Executive Officer of Cobalt since 1998, and has been Chairman of the Board since 1988 and President since 1986 of the selling shareholder. Prior to our spin-off of Cobalt in 1998, Mr. Hefty was President of United Wisconsin Services, Inc. from 1986 through 1998 and Chairman of the Board and Chief Executive Officer of United Wisconsin Services, Inc. from 1991 through 1998. He was Deputy Insurance Commissioner for the Office of the Commissioner of Insurance for the State of Wisconsin from 1979 to 1982. Mr. Hefty is a Director of the selling shareholder, Cobalt and Artisan Funds, Inc., an investment company.

James C. Hickman  has been an Emeritus Professor and Emeritus Dean of the School of Business at the University of Wisconsin-Madison since July 1993. He was a Professor at the School of Business from 1972 to 1993, serving as Dean from 1985 to 1990.

William R. Johnson  has been Chairman of the Board of Johansen Capital Associates, Inc., a financial and investment consulting firm, since 1986. Before establishing Johansen Capital, he was founder, Chairman, President and Chief Executive Officer of National Investment Services of America, Inc.

Eugene A. Menden  is a retired Vice President and director of Marquette Medical Systems, Inc., formerly known as Marquette Electronics, Inc., a manufacturer of medical electronic products, where he also held various other senior management positions in his over 20-year career with the company. He retired in 1992.

Edward L. Meyer  is Chairman of the Board of Anamax Corporation, a food by-products recycling company, and its affiliated companies. He was named Chairman of the Board in 1997, after serving as President and Secretary earlier in his 40-year career with Anamax Corporation. Mr. Meyer is a director of Marshall & Ilsley Corporation, a bank holding company.

Michael T. Riordan  was the Chairman, President and Chief Executive Officer of Paragon Trade Brands, Inc., a disposable diaper manufacturer, from May 2000 to February 2002. He was President and Chief Operating Officer of Fort James Corporation, a consumer products company, from 1997 to 1998 and held various positions including Chairman, President and Chief Executive Officer with Fort Howard Corporation from 1992 to 1997. He is also a director of The Dial Corporation and Wallace Computer Services, Inc.

H.T. Richard Schreyer  was managing partner and audit partner in Ernst & Young LLP's Milwaukee office from 1985 until his retirement from the accounting firm in 1998. He served in various other management positions during his 35-year career with Ernst & Young LLP.

Frank L. Skillern  was Chief Executive Officer of American Express Centurion Bank, a consumer bank located in Salt Lake City, Utah, from 1996 until his retirement in 1999. He was Chairman of the Board of Directors of American Express Centurion Bank from his retirement to December 2000, having served as a director since 1991. From 1994 to 1996 he was President, Consumer Card Group, USA, American Express Travel Related Services Company, having served as an Executive Vice President for the prior two years.

J. Gus Swoboda  is a retired Senior Vice President of Wisconsin Public Service Corporation, an electric and gas utility, where he also held various other senior management positions. He joined Wisconsin Public Service in 1959 and retired in 1997. Mr. Swoboda was the Chairman of the Board of First Northern Capital Corp. from 1995 until its acquisition by Bank Mutual Corporation in November 2000. He is a director of Bank Mutual Corporation, and Chairman of the Board of its subsidiary, First Northern Saving Bank.

Mr. Evason and Mr. Hefty became directors and serve on the Board pursuant to the terms of our March 19, 2002 stock purchase agreement with Cobalt Corporation and the selling shareholder. See "Certain Transactions—Stock Purchase Agreement."

Principal and Selling Shareholders

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2002, and as adjusted to reflect the sale of the common stock in this offering, by:

  •
  each person known by us to own beneficially more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our executive officers named in the executive compensation table incorporated by reference in this prospectus;

  •
  all of our directors and executive officers as a group; and

  •
  the selling shareholder.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the persons included in this table have sole voting and investment power with respect to all the shares of common stock beneficially owned by them, subject to applicable community property laws. The number of shares beneficially owned by a person includes shares of common stock that are subject to stock options that are either currently exercisable or exercisable within 60 days after March 31, 2002. These shares are also deemed outstanding for the purpose of computing the percentage of outstanding shares owned by the person. These shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person. Information is as of March 31, 2002 with respect to Mr. Miller and the selling shareholder and, with respect to other principal shareholders, is as of their most recently filed report with the Securities and Exchange Commission in accordance with Section 13(d) or 13(g) of the Exchange Act.

This table does not reflect the exercise of the over-allotment option granted by the selling shareholder to the underwriters nor does the table reflect the possibility that any of our principal shareholders will purchase shares in this offering.

	Shares of Common Stock Beneficially Owned Prior To Offering(1)			Shares of Common Stock Beneficially Owned After Offering
			Shares of Common Stock Offered
Name of Beneficial Owner
	Number	Percentage		Number	Percentage
Blue Cross & Blue Shield United of Wisconsin(2) 401 West Michigan Street Milwaukee, WI 53203	4,909,525	39.0%	3,500,000	1,409,525	11.2%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11thFloor Santa Monica, CA 90401	1,195,900	9.5	–	1,195,900	9.5
Heartland Advisors, Inc.(3) 789 North Water Street Milwaukee, WI 53202	1,111,600	8.8	–	1,111,600	8.8
Wellington Management Company, LLP(4) 75 State Street Boston, MA 02109	1,088,400	8.6	–	1,088,400	8.6

Samuel V. Miller(5)(6) 3100 AMS Boulevard Green Bay, WI 54313	758,818	5.7	–	758,818	5.7
Roger H. Ballou	20,848	*	–	20,848	*
W. Francis Brennan	29,000	*	–	29,000	*
Mark A. Brodhagen	1,667	*	–	1,667	*
Kenneth L. Evason(6)	–	*	–	–	*
Thomas R. Hefty(2)(6)	176,705	1.4	–	176,705	1.4
James C. Hickman(6)	19,200	*	–	19,200	*
William R. Johnson(6)	38,000	*	–	38,000	*
Eugene A. Menden(6)	20,500	*	–	20,500	*
Edward L. Meyer, Jr.	1,667	*	–	1,667	*
Michael T. Riordan(5)	24,000	*	–	24,000	*
H.T. Richard Schreyer(5)	6,792	*	–	6,792	*
Frank L. Skillern	29,000	*	–	29,000	*
J. Gus Swoboda	20,500	*	–	20,500	*
Gary D. Guengerich	185,438	1.5	–	185,438	1.5
James C. Modaff	102,750	*	–	102,750	*
Thomas G. Zielinski	126,893	1.0	–	126,893	1.0
Timothy J. Moore	88,363	*	–	88,363	*
All directors and executive officers as a group: 21 persons	1,695,768	12.0	–	1,695,768	12.0

*
Less than 1%.

(1)
Includes the following number of shares which the individual has the right to acquire within 60 days of March 31, 2002, upon the exercise of stock options: Mr. Miller, 727,318 shares; Messrs. Ballou, Brennan, Hickman, Johnson, Menden, Riordan, Skillern, and Swoboda, 19,000 shares each; Messrs. Brodhagen, Meyer and Schreyer, 1,667 shares each; Mr. Hefty, 155,543 shares; Mr. Guengerich, 170,538 shares; Mr. Modaff, 102,750 shares; Mr. Zielinski, 106,250 shares; Mr. Moore, 79,886 shares; and all directors and executive officers as a group, 1,541,248 shares.

(2)
The 4,909,525 shares owned by the selling shareholder after our share repurchase effected on March 22, 2002 are deemed to be beneficially owned by Cobalt Corporation, 401 West Michigan Street, Milwaukee, Wisconsin 53203, and by Wisconsin United for Health Foundation, Inc., 401 East Doty Street, Madison, Wisconsin 53701. Cobalt is the sole owner of the selling shareholder and the Wisconsin United for Health Foundation beneficially owns approximately 77.5% of the outstanding shares of Cobalt's common stock. As President of the selling shareholder, Mr. Thomas Hefty, one of our directors, may be deemed an indirect beneficial owner of the 4,909,525 shares owned by the selling shareholder. Mr. Hefty has disclaimed beneficial ownership of these shares.

(3)
The 1,111,600 shares may be deemed beneficially owned by William J. Nasgovitz as a result of his position as President and as a principal shareholder of Heartland Advisors, Inc. and as an officer and director of Heartland Group, Inc. Mr. Nasgovitz's address is 789 North Water Street, Milwaukee, Wisconsin 53202. Heartland Advisors, Inc. has sole voting power with respect to 436,900 shares and sole dispositive power with respect to 1,111,600 shares beneficially owned and does not have shared voting or shared dispositive power with respect to any shares. Mr. Nasgovitz has sole voting power with respect to 500,000 shares of the 1,111,600 shares beneficially owned.

(4)
Wellington Management Company, LLP has shared voting power with respect to 388,900 shares and shared dispositive power with respect to 1,088,400 shares beneficially owned and does not have sole voting power or sole dispositive power with respect to any shares.

(5)
Includes the following shares owned jointly with such person's spouse, with respect to which such person shares voting power and dispositive power: Mr. Miller, 6,500 shares; Mr. Riordan, 5,000 shares; and Mr. Schreyer, 2,000 shares.

(6)
Messrs. Evason, Hefty, Hickman, Johnson, Menden and Miller are the beneficial owners of shares of common stock of Cobalt, the parent of the selling shareholder. The individuals beneficially own the following shares of Cobalt common stock, which includes shares indicated that the individual has the right to acquire within 60 days of March 31, 2002, upon the exercise of stock options to purchase Cobalt common stock: Mr. Evason, 16,900 shares; Mr. Hefty, 562,163 shares including 528,579 stock options; Mr. Hickman, 6,826 shares including 6,626 stock options; Mr. Johnson, 8,626 shares including 6,626 stock options; Mr. Menden, 8,126 shares including 6,626 stock options; and Mr. Miller, 200,019 shares including 198,019 stock options.

Certain Transactions

Spin-off Transaction

On May 27, 1998, when we were known as United Wisconsin Services, Inc., our Board of Directors approved a plan to spin off our managed care companies and specialty products business to our shareholders. On September 11, 1998, we contributed all of our subsidiaries comprising the managed care and specialty products business to a newly created subsidiary named Newco/UWS, Inc., a Wisconsin corporation. On September 25, 1998, we spun off the managed care and specialty products business through a distribution of 100% of the issued and outstanding shares of common stock of Newco/UWS to our shareholders as of September 11, 1998. In connection with the spin-off, we adopted our current name of American Medical Security Group, Inc. and Newco/UWS changed its name to United Wisconsin Services, Inc., which is now known as Cobalt Corporation. As a result of the transactions entered into in connection with the spin-off, Cobalt owns the businesses and assets of, and is responsible for the liabilities associated with, the managed care and specialty products business formerly conducted by us. We continue to own the business and assets of, and are responsible for the liabilities associated with our individual and small employer group business.

As of December 31, 2001, Blue Cross & Blue Shield United of Wisconsin, the selling shareholder in this offering, which is a wholly owned subsidiary of Cobalt, owned approximately 45% of our outstanding common stock. In early 2002, Cobalt and the selling shareholder amended their Schedule 13D filed with the Securities and Exchange Commission indicating, among other things, a desire to reduce the selling shareholder's investment in our stock and to nominate four persons for election to our Board of Directors at the 2002 annual meeting of shareholders.

Stock Purchase Agreement

On March 19, 2002, we entered into a stock purchase agreement with Cobalt and the selling shareholder whereby we agreed to repurchase 1,400,000 shares of common stock from the selling shareholder at a price of $13.00 per share in cash, which is equal to the five-day average closing price for the five trading days prior to March 19, 2002, discounted by 6%, or an aggregate of $18,200,000. We completed the share repurchase on March 22, 2002, which reduced the selling shareholder's ownership to 39% of our outstanding common stock.

In addition, pursuant to the stock purchase agreement Cobalt and the selling shareholder agreed to an underwritten secondary offering by the selling shareholder of at least 3,000,000 shares of our common stock, with the exact number of shares to be as many shares as the underwriters advise may be sold therein. We agreed to cooperate in, and pay a portion of the expenses of, the offering. This offering is being conducted in satisfaction of the obligations contained in the stock purchase agreement and the 1998 registration rights agreement described below under "—Registration Rights Agreement."

Upon consummation of the share repurchase, the selling shareholder withdrew its previously disclosed notice of intention to nominate four persons for election at our 2002 annual meeting of shareholders. In accordance with the terms of the stock purchase agreement, on March 19, 2002, our Board of Directors increased the size of our Board to 14 directors and appointed two new directors nominated by Cobalt, Thomas R. Hefty and Kenneth L. Evason, effective upon the closing of the share repurchase, which occurred on March 22, 2002. Pursuant to the stock purchase agreement, Cobalt is entitled to designate two director nominees to the Board for so long as the selling shareholder holds at least 20% of the issued and outstanding shares of our common stock and is entitled to designate only one nominee to our Board for so long as the selling shareholder holds at least 10% but less than 20% of the issued and outstanding shares of our common stock. Mr. Hefty, or his successor on our Board, will resign effective upon the date that the selling shareholder owns less than 20% of the then issued and outstanding shares of our common stock and Mr. Evason, or his successor on our Board, will resign effective immediately upon the date that the selling shareholder owns less than 10% of the then issued and outstanding shares of our common stock.

The stock purchase agreement also contains certain standstill provisions whereby Cobalt agreed that, for so long as Cobalt has any nominee on the Board, Cobalt and the selling shareholder will not, directly or indirectly,

  •
  acquire any of our voting securities;

  •
  make or in any way participate in any solicitation of proxies or otherwise influence any person on how to vote (or act by written consent with respect to) any of our voting securities for the election of directors or approval of shareholder proposals;

  •
  seek, propose or make any public statement that is critical of our management or reasonably likely to be publicly disclosed regarding any business combination, sale or purchase of assets or securities or other extraordinary transaction involving us or our subsidiaries;

  •
  deposit any of our voting securities in any voting trust, arrangement or agreement (other than a trust, arrangement or agreement that is not formed for the purpose of taking, and does not take, any actions prohibited by the standstill provisions);

  •
  call or seek to have called any meeting of our shareholders;

  •
  otherwise act to control or influence our management, Board, or policies or make any public statement critical of any nominees recommended by our Board of Directors for election as directors;

  •
  seek representation on, or a change in the composition of, our Board, except in accordance with the stock purchase agreement;

  •
  make any public statement (including a request to waive the standstill provision), or any other statement that would require public disclosure, regarding any of the foregoing;

  •
  have any discussions or enter into any arrangements with any other person regarding any of the above provisions; or

  •
  make or disclose any written request, or any written or oral request to our Board, to amend, waive or terminate any of the above provisions, other than oral disclosure to management not requiring public disclosure.

Cobalt also agreed that, for so long as Cobalt has any nominees on the Board, all shares of our common stock beneficially owned by Cobalt or the selling shareholder will be present and counted for purposes of a quorum at all of our shareholders' meetings at which directors will be elected and will be voted in favor of any nominees recommended by our Board of Directors for election as directors. Cobalt and the selling shareholder are free to vote their shares in their sole discretion on any other matters and are free to vote their shares in their sole discretion on the election of directors in the event that we are in breach of our obligations relating to the designation of the Cobalt nominees to our Board of Directors.

Cobalt has the right, at any time after December 31, 2002, or earlier in the event that we are in material breach of our obligations pursuant to the stock purchase agreement, upon 30 days' prior written notice, to terminate such voting agreements and the standstill provisions (other than the provisions relating to its agreement not to seek representation on, or change the composition of the Board of Directors and not make solicitations, which may not be terminated prior to December 31, 2003) contained in the stock purchase agreement, provided that Cobalt's nominees then serving on our Board must resign from the Board at the time Cobalt gives notice of termination.

We are required by the stock purchase agreement to amend our shareholder rights agreement upon consummation of this offering if the selling shareholder owns more than 12% of the then issued and outstanding shares of our common stock. Such amendment will provide that an "Acquiring Person" under the shareholder rights agreement means any person beneficially owning the lesser of (1) 20% of the outstanding shares of our common stock or (2) the percentage, rounded up to the nearest whole number, of issued and outstanding shares of our common stock then held by the selling shareholder. If, following consummation of this offering, the selling shareholder's percentage ownership of our common stock decreases, we have the right to further amend the shareholder rights agreement to lower the percentage of issued and outstanding shares of our common stock then held by the selling shareholder.

If the selling shareholder sells at least 3,500,000 shares in this offering as proposed, it will own less than 12% of our outstanding common stock and, therefore, the amendment requirement described in the preceding paragraph will not be triggered.

We filed a copy of the stock purchase agreement with the Securities and Exchange Commission on March 20, 2002 as an exhibit to our Current Report on Form 8-K dated March 19, 2002.

Reinsurance Agreements and Certain Insurance Policies

During 1998, we and Cobalt, or our respective subsidiaries, entered into various quota share reinsurance agreements or amendments to existing agreements pursuant to which each company cedes to the other certain risks related to life insurance, health insurance, dental insurance, point-of-service and other insurance plans. Each company acting as the reinsurer also provides administrative services to the other company acting as the ceding company. As consideration for such reinsurance, the ceding company receives a ceding commission of approximately 0.5% of the gross premiums reinsured under each applicable agreement. In addition, our workers compensation and employers liability insurance policy, which is purchased through an independent agent, and our long-term disability and executive medical reimbursement insurance policies are underwritten by a subsidiary of Cobalt. For fiscal 2001, 2000 and 1999, we received $103,221, $107,406 and $115,449, respectively, from Cobalt or its subsidiaries pursuant to the reinsurance agreements and paid to Cobalt, its subsidiaries or agents, $362, $28,176 and $78,025, respectively, pursuant to the reinsurance agreements and $411,701, $536,048 and $461,387, respectively, as premiums for the insurance policies. Thomas R. Hefty, one of our directors, is an executive officer of Cobalt and its subsidiaries.

Registration Rights Agreement

We and the selling shareholder have entered into a registration rights agreement dated as of September 1, 1998, which contains certain registration rights granted by us with respect to shares of our common stock owned by the selling shareholder. Pursuant to the terms of the agreement, the selling shareholder is entitled to certain demand registration rights until the earlier of July 31, 2008, or the date on which the selling shareholder owns in the aggregate less than 3% of our outstanding common stock. If effected, this offering will constitute one of two demand registration rights granted to the selling shareholder pursuant to the registration rights agreement. In addition, the selling shareholder is entitled, subject to certain limitations, to include its shares of our common stock in a registration statement prepared by us for another offering. Also, if the selling shareholder proposes to sell its common stock to a third party, the selling shareholder may request that we register its shares prior to such sale, and we shall use our best efforts to register all of the shares that the selling shareholder proposes to sell. The selling shareholder has agreed not to acquire any additional shares of our common stock other than as a result of any stock dividend or distribution, without our consent, until July 31, 2008. The registration rights agreement continues in effect except as modified by the stock purchase agreement.

Description of Capital Stock

The following brief description of our capital stock is only a summary. It is subject in all respects to applicable Wisconsin law and to the provisions of our restated articles of incorporation, our bylaws and our shareholder rights agreement, copies of which have been filed with the Securities and Exchange Commission, to which you should refer for more complete information.

Our authorized capital stock consists of 50,000,000 shares of common stock, no par value per share, and 500,000 shares of preferred stock, no par value per share. As of April 30, 2002, there were 12,590,166 shares of common stock outstanding and 3,454,040 shares of common stock were issuable upon exercise of outstanding options. As of that date, there were no shares of preferred stock outstanding; two series of preferred stock have been designated as described below.

Common Stock

Voting Rights.  Subject to Section 180.1150(2) of the Wisconsin Business Corporation Law (the "WBCL"), described below under "—Certain Statutory Provisions", holders of common stock are entitled to one vote for each share of common stock held by them on all matters to be voted upon by the shareholders, including the election of directors. Holders of common stock are not entitled to cumulative voting rights in the election of directors. Directors are elected by a plurality of the votes cast. Generally, unless a greater vote is required by our articles of incorporation, our bylaws or Wisconsin law, all other matters to be voted on by shareholders must be approved by a majority of the votes cast on the matter at a meeting at which a quorum is present, subject to any voting rights granted to holders of any then-outstanding preferred stock.

Dividends.  Subject to the rights of the holders of any series of preferred stock that may be outstanding, and any applicable restrictions on the payment of dividends, our Board of Directors, may, in its discretion, declare and pay dividends on the common stock out of earnings or assets legally available for the payment of dividends. Because we are a holding company, our ability to pay dividends depends primarily upon the ability of our subsidiaries to pay dividends or otherwise transfer funds to us. Various financing arrangements, charter provisions and regulatory requirements may impose restrictions on the ability of our insurance subsidiaries to transfer funds to us in the form of dividends, loans or advances.

Liquidation and Dissolution.  Subject to the rights of the holders of any series of preferred stock that may be outstanding, if we are liquidated, any amounts remaining after the payment of liabilities will be paid pro rata to the holders of the common stock.

Other Matters.  Holders of common stock are not entitled to any preemptive, conversion or redemption rights. The outstanding shares of common stock are validly issued, fully paid and nonassessable, except for certain statutory liabilities which may be imposed by Section 180.0622 of the WBCL, as judicially interpreted, for unpaid employee wages. Section 180.0622(2)(b) provides that the shareholders of a Wisconsin corporation are personally liable, to an amount equal to the consideration for which their shares without par value were issued, for all debts owing to employees of the corporation for services performed for the corporation, but not exceeding six months service in any one case.

The common stock is listed on the NYSE under the symbol "AMZ."

The transfer agent and registrar for the common stock is LaSalle Bank National Association.

Preferred Stock

Our Board of Directors is authorized to issue shares of preferred stock from time to time, without further shareholder action, in one or more designated series, with such voting rights (if any), dividend rights, redemption rights, liquidation rights, conversion rights, and such other preferences, limitations and relative rights as are set forth in the resolutions providing for the issue of each series adopted by the Board of Directors. The rights of holders of the common stock are subject to, and may be adversely affected by, the rights, preferences and privileges of any series of preferred stock which may be issued. In addition, the issuance of preferred stock, although providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, make it more difficult for a third party to gain control of us, discourage bids for the common stock at a premium, or otherwise adversely affect the market price of the common stock. As of the date of this prospectus, there are no shares of preferred stock issued and outstanding; two series of preferred stock have been designated by the Board of Directors.

In December 1991, the Board of Directors designated 25,000 shares of our authorized but unissued preferred stock as Series A Adjustable Rate Nonconvertible Preferred Stock to be used as the employers' matching contribution under the 401(k) plan covering salaried and non-union hourly employees of us and the selling shareholder. On January 3, 1995, we redeemed all of the outstanding shares of Series A preferred stock and discontinued its use as the employer's matching contribution to the 401(k) plan. We have no present intention to issue any more shares of Series A preferred stock.

As described below under "—Rights Associated with the Common Stock," 10,000 shares of Series B preferred stock have been created in connection with our rights agreement.

Rights Associated with the Common Stock

On August 9, 2001, our Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of common stock payable on August 20, 2001 to the shareholders of record on that date. Each right entitles the registered holder to purchase from us one ten-thousandth of one share (a "unit") of Series B Junior Cumulative Preferred Stock, no par value per share, at a purchase price of $30 per unit, subject to adjustment. The description and terms of the rights are set forth in a rights agreement between us and LaSalle Bank National Association, as successor rights agent to Firstar Bank, N.A., as amended.

As with most shareholder rights agreements, the terms of our rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of our common stock and the exercisability of the rights. This summary may not contain all of the information that is important to you. Accordingly, if you want more complete information, you should read the rights agreement in its entirety.

The rights are attached to all common stock certificates representing outstanding shares, and no separate rights certificates have been distributed. Generally, the rights will separate from the common stock and be represented by separate certificates approximately 10 business days after a person or group (an "Acquiring Person") acquires or commences a tender offer for 12% or more of our outstanding common stock.

The selling shareholder and its affiliates and associates will not be deemed to be an "Acquiring Person" as long as, at any time while they hold more than 12% of our outstanding common stock, they do not acquire beneficial ownership of any additional shares of common stock other than by dividend or grant from us. The rights agreement has also been amended to clarify its intent and confirm that the rights agreement would not be automatically triggered solely by a potential purchaser of Cobalt entering into an agreement to acquire the stock of Cobalt or the selling shareholder or the consummation of such a transaction. However, in either case, the rights agreement would apply in the event a purchaser owns any of our common stock other than that acquired in a transaction with Cobalt, or later acquired additional shares of our common stock without the permission of our Board of Directors. We are required by the stock purchase agreement to amend our shareholder rights agreement upon consummation of this offering if the selling shareholder owns more than 12% of the then issued and outstanding shares of our common stock, which will not be the case if the selling shareholder sells at least 3.5 million shares in this offering, as proposed. See "Certain Transactions—Stock Purchase Agreement."

After the rights separate from the common stock, certificates representing the rights will be mailed to record holders of the common stock. Once distributed, the rights certificates alone will represent the rights.

All shares of common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on August 20, 2011, unless extended or unless earlier redeemed, exchanged or terminated by us.

The Series B Preferred Stock.  10,000 shares of Series B preferred stock have been designated and 5,000 of those shares have been initially reserved for issuance upon the exercise of rights pursuant to the rights agreement. Because of the nature of the dividend, liquidation and voting rights of the Series B preferred stock, the value of a one ten-thousandth share interest in a share of Series B preferred stock purchasable upon exercise of each right should approximate the value of one share of our common stock. Each share of Series B preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 10,000 times the dividend declared per common share. If we are liquidated, the holders of the Series B preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share plus an amount equal to accrued and unpaid dividends but will be entitled to an aggregate payment of 10,000 times the payment made per common share. Each Series B preferred share will have 10,000 votes and will vote together with the common stock, except as otherwise provided in the rights agreement or by law. If there is any merger, consolidation or other transaction in which shares of our common stock are exchanged, each share of Series B preferred will be entitled to receive 10,000 times the amount received per common share. These rights are protected by customary anti-dilution provisions. Shares of Series B preferred stock are not redeemable.

Triggering Events.  If an acquiror obtains or has the right to obtain 12% or more of the outstanding shares of our common stock (other than as a result of our repurchases of stock), then each right will entitle the holder to purchase a number of shares of our common stock with a then current market value of $60 for $30, unless this amount is adjusted (in other words, having a value equal to two times the exercise price of the right).

Each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value of twice the exercise price of the right if the acquiror obtains 12% or more of our outstanding common stock, and any of the following occurs:

  •
  we merge into another entity;

  •
  an acquiring entity merges into us and our common shares are changed or exchanged; or

  •
  50% or more of our assets, cash flow or earning power is sold or transferred.

Under our rights agreement, any rights that are or were owned by an acquiror of more than 12% of our outstanding common stock will be void.

After an acquiror obtains 12% or more, but less than 50%, of our outstanding common stock, our Board of Directors may, at its option, exchange all or part of the then outstanding and exercisable rights for shares of common stock or Series B preferred stock. If our Board exercises this option, the exchange ratio will be one share of common stock or one ten-thousandth of a Series B preferred share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

Redemption Provisions.  Our Board of Directors may, at its option, redeem all of the outstanding rights at any time prior to 10 business days following the acquisition by any person of 12% or more of the outstanding shares of our common stock, at a redemption price of $0.001 per right (subject to adjustment in some circumstances). The right to exercise the rights will terminate when our Board of Directors orders the redemption of the rights, and then the only right of the holders of the rights will be to receive the redemption price.

Other Matters.  Holders of rights have no rights as shareholders, including the right to vote or receive dividends, simply by virtue of holding the rights.

The rights agreement may be amended by our Board of Directors without the approval of the holders of the rights prior to the date the rights separate from the common stock. However, after that date, the rights agreement may not be amended in any manner that would adversely affect the interests of the holders of the rights, excluding the interest of any acquiring person. No amendment may be made at a time when the rights are not redeemable.

Because the rights may cause substantial dilution to a person or group that attempts to acquire more than 12% of our stock without approval of our Board of Directors and without conditioning the offer on redemption of the rights or amendment of the rights to prevent this dilution, the rights may discourage unsolicited offers for our stock. The rights should not affect any potential acquiror willing to make an offer for all of the outstanding common stock at a price that is fair and not inadequate and otherwise in the best interests of us and our shareholders. The rights also should not interfere with any merger or other business combination approved by our Board of Directors since our Board may, at its option, at any time until 10 business days following the date a shareholder acquires 12% or more of our common stock, redeem all the rights as described above. In addition, the rights should not interfere with a proxy contest.

For more information concerning our rights agreement, you should read the more detailed summary contained in our registration statement on Form 8-A dated August 14, 2001, and our rights agreement, as amended, which have been filed with the Securities and Exchange Commission.

Certain Charter and Bylaw Provisions

Some provisions of our articles of incorporation and our bylaws could have the effect of discouraging a potential acquiror or making it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, even though this type of acquisition might be economically beneficial to our shareholders. In addition, these provisions may make the removal of management more difficult, even in cases where the removal would be favorable to the interests of our shareholders.

Board of Directors.  Our articles of incorporation divide the Board of Directors into three classes of not less than three nor more than five directors each. Within those limits, our bylaws provide that the number of directors shall be as determined by the Board of Directors from time to time. One class is elected each year for a three-year term. A director may be removed from office, with or without cause, only by the affirmative vote of at least 80% of the outstanding shares entitled to vote for the election of that director, and any vacancy so created may be filled by the affirmative vote of at least 80% of such shares. However, whenever the holders of any one or more series of our preferred stock have the right, voting separately as a class or by series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of those directorships will be governed by the applicable terms of the series of preferred stock, and the directors so elected will not be divided into classes unless expressly so provided by the terms of the series. These provisions of our articles of incorporation may only be amended by the affirmative vote of shareholders possessing at least 75% of the voting power of the then outstanding shares of all classes of our stock generally possessing voting rights in elections of directors, considered for this purpose as one class.

Under the bylaws, vacancies in the Board of Directors, including vacancies created by an increase in the number of directors, may be filled by the remaining directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominees.  Our bylaws require advance notice with regard to business proposed to be submitted by a shareholder at any annual or special meeting of our shareholders, including the nomination of candidates for election as directors. Notice of proposed shareholder business must be timely given in writing to our corporate secretary prior to the meeting. To be timely, notice must be received at our principal executive offices within the time frames specified in our bylaws. The notice must also contain certain information specified in our bylaws, including, with respect to a director nomination, the written consent of the nominee to serve as a director if elected.

Certain Statutory Provisions

The Wisconsin Business Corporation Law or WBCL, under which we are incorporated, contains certain provisions that may be important when considering the rights of holders of our capital stock. The description set forth below is intended as a summary only. For complete information, you should review the applicable provisions of the WBCL.

Control Share Voting Restrictions.  Section 180.1150(2) of the WBCL provides that the voting power of shares of a "resident domestic corporation," which we are, held by any "person", including shares issuable upon conversion of convertible securities or upon exercise of options or warrants, in excess of 20% of the voting power in the election of directors shall be limited to 10% of the full voting power of those shares. This statutory voting restriction is not applicable to shares acquired before April 22, 1986, shares acquired directly from us, shares as to which our shareholders vote to restore the full voting power and under certain other circumstances more fully described in Section 180.1150(3). This statutory voting restriction is not applicable to the selling shareholder with respect to the shares of our common stock held by the selling shareholder as of the date of this prospectus.

Fair Price Provisions.  Sections 180.1130 to 180.1133 of the WBCL provide that certain business combinations not meeting specified adequacy-of-price standards must be approved by the vote of at least 80% of the votes entitled to be cast by outstanding voting shares of the corporation, voting together as a single voting group, and by two-thirds of the votes entitled to be cast by shareholders other than a significant shareholder who is a party to the transaction or an affiliate or associate of the significant shareholder.

  •
  The term "business combination" is defined to include, subject to certain exceptions, a merger or share exchange of a resident domestic corporation or any subsidiary with, or the sale or other disposition of substantially all assets of the resident domestic corporation to, any significant shareholder or affiliate of the significant shareholder.

  •
  "Significant shareholder" is defined generally to include a person that is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or an affiliate of the resident domestic corporation who was a 10% beneficial owner within the preceding two years.

Actions During a Take-over Offer.  Section 180.1134 of the WBCL provides that, in addition to any vote otherwise required by law or the articles of incorporation, a resident domestic corporation must receive approval at a shareholders' meeting of the holders of a majority of the shares entitled to vote before the corporation can take the actions listed below while a "take-over offer" is being made for the corporation's voting shares or after a take-over offer has been publicly announced and before it is concluded:

  •
  Shareholder approval is required for the corporation to acquire more than 5% of the corporation's outstanding voting shares at a price above the market value from any individual who or organization which owns more than 3% of the outstanding voting shares and has held those shares for less than two years, unless an equal or better offer is made to acquire all voting shares.

  •
  Shareholder approval is also required for the corporation to sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three directors who are not officers or employees and a majority of those directors vote not to be governed by this restriction.

Business Combination Provisions.  Sections 180.1140 to 180.1144 of the WBCL provide that a "resident domestic corporation," such as us, may not engage in a "business combination" with an "interested stockholder" for three years after the date (the "stock acquisition date") the interested stockholder acquired his or her 10% or greater interest, unless the business combination or the acquisition of the 10% or greater interest was approved before the stock acquisition date by the corporation's board of directors. After the three-year period, a business combination that was not so approved may be consummated only if it is approved by a majority of the outstanding voting shares not held by the interested stockholder or is made at a specified formula price intended to provide a fair price for the shares held by noninterested stockholders.

  •
  A "business combination" includes a merger or share exchange, or a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the aggregate market value of the stock or assets of the corporation or 10% of its earning power, or the issuance of stock or rights to purchase stock having a market value equal to at least 5% of the outstanding stock, the adoption of a plan of liquidation or dissolution, and other enumerated transactions involving an interested stockholder or an affiliate or associate of an interested stockholder.

  •
  An "interested stockholder" is a person who beneficially owns at least 10% of the voting power of the outstanding voting stock of the corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock at any time within three years prior to the date in question.

Insurance Holding Company Provisions.  Because we are an insurance holding company and various of our subsidiaries are insurance companies, state statutes and administrative rules regulate, among other things, certain transactions in our common stock. These statutes generally provide that the acquisition of 10% or more of our voting securities creates a rebuttable presumption that "control" of our insurance company subsidiaries is being acquired in the transaction, unless the applicable state regulator, upon application, determines otherwise. Thus, subject to certain exceptions, any person attempting to acquire 10% or more of our stock must, prior to such acquisition, file certain documents with the appropriate state insurance regulators and obtain the regulators' prior approval of the acquisition.

These statutory and administrative restrictions may have the effect of discouraging or making it more difficult for a person to acquire a substantial equity interest in us and may otherwise restrict the market for the purchase or sale of a significant number of shares of our common stock.

Shares Eligible For Future Sale

Upon completion of this offering, we will have 12,590,166 shares of common stock outstanding based upon shares outstanding as of April 30, 2002. All shares of our common stock outstanding after this offering will be freely tradeable without restriction or further registration under the Securities Act unless held by an "affiliate" of our company, as that term is defined in Rule 144 under the Securities Act. Sales of shares of our common stock by affiliates will be subject to the volume limitations and other restrictions set forth in Rule 144.

Lock-Up Agreements

We, our directors and the selling shareholder have agreed that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of shares of our common stock without the prior written consent of CIBC World Markets Corp.

Stock Options

An additional 3,454,040 shares of our common stock may be issued in the future upon the exercise of options granted under our stock option plans and 241,297 shares of our common stock are available for grant under our stock option plans. We have registered or will register the issuance of these shares under the Securities Act and, therefore, these shares will be freely tradeable when issued, subject to the volume limitations and other conditions of Rule 144 in the case of shares held by our affiliates.

Registration Rights

The selling shareholder has rights to cause us to register under the Securities Act the sale of all or part of its remaining shares of our common stock following this offering. See "Certain Transactions—Registration Rights Agreement" included elsewhere in this prospectus.

Underwriting

We and the selling shareholder have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
CIBC World Markets Corp.
Robert W. Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated

Total	3,500,000

The underwriters have agreed to purchase all of the shares offered by this prospectus, other than those covered by the over-allotment option described below, if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about                , 2002 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us and the selling shareholder that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $            per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $            per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

The selling shareholder has granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 525,000 additional shares from the selling shareholder to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $            and the total proceeds to the selling shareholder will be $            . We are receiving no proceeds in this offering. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by the selling shareholder:

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Blue Cross & Blue Shield United of Wisconsin	$	$	$

We and the selling shareholder estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $715,000. We have entered into an arrangement with the selling shareholder regarding payment of the offering expenses. The principal components of the expenses of the offering, excluding the underwriting discount, will include the fees and expenses of our accountants and attorneys, the fees of our registrar and transfer agent, the cost of printing this prospectus, and the filing fees paid to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Under our arrangement with the selling shareholder, it is solely responsible for the underwriting discount. With respect to the other offering expenses, we are responsible for the first $650,000 and we and the selling shareholder will share equally any amount in excess of $650,000. Under this arrangement, we and the selling shareholder estimate that our portions of the total expenses of the offering, excluding the underwriting discount, will be approximately $682,500 and $32,500, respectively.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our directors and the selling shareholder have agreed to a 90-day "lock up" with respect to            shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. We have entered into a similar lock-up agreement with respect to the issuance and sale of our equity securities. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  •
  Stabilizing transactions—The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

  •
  Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

  •
  Penalty bids—If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

  •
  Passive market making—Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the New York Stock Exchange or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Legal Matters

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Quarles & Brady LLP, Milwaukee, Wisconsin. Latham & Watkins, Los Angeles, California, has acted as counsel for the underwriters with respect to certain legal matters in connection with the offering. Foley & Lardner, Milwaukee, Wisconsin, has acted as counsel for the selling shareholder with respect to certain legal matters in connection with the offering.

Experts

Our consolidated financial statements at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, and schedules appearing in and incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere in this prospectus, and are included in reliance upon that report given on the authority of the firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. We file annual quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at "http://www.sec.gov".

This prospectus is part of a registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the Securities and Exchange Commission will update and supersede this information.

We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (including documents filed after the date of the amendment to the registration statement of which this preliminary prospectus is a part and prior to the effectiveness of the registration statement) until this offering is completed:

  •
  Annual Report on Form 10-K for the year ended December 31, 2001 (including the information incorporated by reference in the Form 10-K from the proxy statement for our 2002 annual meeting of shareholders filed on April 22, 2002).

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

  •
  Current Reports on Form 8-K filed February 5, March 20, March 26 and April 26, 2002.

  •
  The description of our common stock incorporated by reference in our Registration Statement on Form 8-A dated June 13, 1994, and any amendment or report filed for the purpose of updating that description.

  •
  The description of the preferred share purchase rights issued pursuant to our shareholder rights agreement contained in our Registration Statement on Form 8-A dated August 14, 2001, and any amendment or report filed for the purpose of updating that description.

An updated description of our capital stock is included in this prospectus under "Description of Capital Stock."

You may request a copy of any of these filings, at no cost, by contacting us by telephone or in writing at:

  American Medical Security Group, Inc.
  Attn: Corporate Secretary
  3100 AMS Boulevard
  Green Bay, WI 54307-9032
  Phone: (920) 661-1111

Index to Financial Statements

Page
Consolidated Financial Statements
Report of Independent Auditors	F-2
Consolidated Balance Sheets at March 31, 2002 (unaudited) and December 31, 2001 and 2000	F-3
Consolidated Statements of Operations for the three months ended March 31, 2002 and 2001 (unaudited) and the years ended December 31, 2001, 2000 and 1999	F-4
Consolidated Statements of Cash Flows for the three months ended March 31, 2002 and 2001 (unaudited) and the years ended December 31, 2001, 2000 and 1999	F-5
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Loss) for the three months ended March 31, 2002 (unaudited) and the years ended December 31, 2001, 2000 and 1999	F-6
Notes to Consolidated Financial Statements	F-7
The following financial statement schedules are also included:
Schedule II—Condensed Financial Information of Registrant	F-32
Schedule III—Supplementary Insurance Information	F-35
Schedule IV—Reinsurance	F-36
Schedule V—Valuation and Qualifying Accounts	F-37

All other schedules for which provision is made in applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Shareholders
American Medical Security Group, Inc.

We have audited the accompanying consolidated balance sheets of American Medical Security Group, Inc. and its subsidiaries, (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedules listed in the Index on Page F-1. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Milwaukee, Wisconsin
January 31, 2002

American Medical Security Group, Inc.

Consolidated Balance Sheets

(in thousands, except share data)

		December 31,
	March 31, 2002
		2001	2000
	(unaudited)
Assets:
Investments:
Securities available for sale, at fair value:
Fixed maturities	$250,217	$269,753	$262,428
Equity securities—preferred	–	722	2,368
Fixed maturity securities held to maturity, at amortized cost	4,303	4,286	4,320
Trading securities, at fair value	666	517	260

Total investments	255,186	275,278	269,376
Cash and cash equivalents	17,604	24,975	15,606
Other assets:
Property and equipment, net	34,460	33,381	32,451
Goodwill, net	92,944	100,343	103,241
Other intangibles, net	3,408	3,591	4,321
Other assets	44,744	35,447	46,928

Total other assets	175,556	172,762	186,941

Total assets	$448,346	$473,015	$471,923

Liabilities and Shareholders' Equity:
Liabilities:
Medical and other benefits payable	$132,569	$135,504	$145,310
Advance premiums	16,634	16,737	17,568
Payables and accrued expenses	26,656	28,032	25,902
Notes payable	34,758	40,058	41,258
Other liabilities	24,154	23,284	20,708

Total liabilities	234,771	243,615	250,746
Redeemable preferred stock—Series A adjustable rate
Nonconvertible, $1,000 stated value, 22,879 shares authorized	–	–	–
Shareholders' equity:
Preferred stock (no par value, 477,121 shares authorized)	–	–	–
Common stock (no par value, $1 stated value, 50,000,000 shares authorized, 16,654,315 issued and 12,590,166 outstanding for 2002, 16,654,315 issued and 13,955,439 outstanding for 2001, 16,654,315 issued and 14,270,945 outstanding for 2000)	16,654	16,654	16,654
Paid-in capital	187,892	187,927	187,956
Retained earnings	45,900	40,470	36,295
Accumulated other comprehensive income (loss) (net of tax benefit of $40 for 2002, expense of $1,024 for 2001 and benefit of $2,126 for 2000)	(74)	1,903	(3,948)
Treasury stock (4,064,149 shares for 2002, 2,698,876 for 2001 and 2,383,370 for 2000, at cost)	(36,797)	(17,554)	(15,780)

Total shareholders' equity	213,575	229,400	221,177

Total liabilities and shareholders' equity	$448,346	$473,015	$471,923

See accompanying Notes to Consolidated Financial Statements

American Medical Security Group, Inc.

Consolidated Statements of Operations

(In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2002	2001	2001	2000	1999
	(unaudited)
Revenues:
Insurance premiums	$194,401	$222,470	$838,672	$951,071	$1,056,107
Net investment income	3,924	4,514	17,443	19,007	19,766
Net realized investment gains (losses)	14	(27)	(779)	(325)	(854)
Other revenue	5,405	5,301	21,285	20,112	22,361

Total revenues	203,744	232,258	876,621	989,865	1,097,380
Expenses:
Medical and other benefits	131,800	166,580	601,942	724,613	860,473
Selling, general and administrative	62,024	71,411	257,742	251,767	268,059
Interest	494	876	2,877	3,584	3,564
Amortization of goodwill and other intangibles	183	907	3,628	3,785	4,273

Total expenses	194,501	239,774	866,189	983,749	1,136,369

Income (loss) before income taxes	9,243	(7,516)	10,432	6,116	(38,989)
Income tax expense (benefit)	3,813	(2,376)	6,257	3,447	(13,043)

Net income (loss)	$5,430	$(5,140)	$4,175	$2,669	$(25,946)

Earnings (loss) per common share—basic	$0.39	$(0.36)	$0.30	$0.18	$(1.58)

Earnings (loss) per common share—diluted	$0.37	$(0.36)	$0.29	$0.18	$(1.58)

See accompanying Notes to Consolidated Financial Statements

American Medical Security Group, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Three Months Ended March 31,		Year ended December 31,
	2002	2001	2001	2000	1999
	(unaudited)
Operating Activities:
Net income (loss)	$5,430	$(5,140)	$4,175	$2,669	$(25,946)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,226	2,427	10,493	9,762	11,038
Net realized investment losses (gains)	(14)	27	779	325	854
Net change in trading securities	(149)	16	(257)	(260)	–
Deferred income tax expense (benefit)	(2,694)	(2,571)	609	6,029	(7,112)
Changes in operating accounts:
Other assets	1,870	1,408	7,722	9,119	(12,945)
Medical and other benefits payable	(2,935)	(12,025)	(9,806)	(23,807)	55,984
Advance premiums	(103)	445	(831)	291	(880)
Payables and accrued expenses	(1,376)	8,237	2,130	858	1,605
Other liabilities	860	(880)	2,576	(8,145)	3,830

Net cash provided by (used in) operating activities	3,115	(8,056)	17,590	(3,159)	26,428
Investing Activities:
Purchases of available for sale securities	(32,283)	(40,470)	(143,148)	(14,512)	(190,834)
Proceeds from sale of available for sale securities	49,214	43,679	129,038	25,460	172,086
Proceeds from maturity of available for sale securities	–	3,050	15,417	4,045	20,805
Purchases of held to maturity securities	(1,335)	–	–	–	(686)
Proceeds from maturity of held to maturity securities	1,295	–	–	630	770
Purchases of property and equipment	(2,799)	(1,891)	(6,546)	(4,584)	(2,976)
Proceeds from sale of property and equipment	–	–	21	13	1,049

Net cash provided by (used in) investing activities	14,092	4,368	(5,218)	11,052	214
Financing Activities:
Issuance of common stock	262	–	413	4	5
Purchase of treasury stock	(19,540)	(1,134)	(2,216)	(8,292)	(7,488)
Proceeds from notes payable borrowings	–	–	–	39,158	5,000
Repayment of notes payable	(5,300)	(300)	(1,200)	(40,423)	(17,541)

Net cash used in financing activities	(24,578)	(1,434)	(3,003)	(9,553)	(20,024)

Cash and cash equivalents:
Net increase (decrease) during year	(7,371)	(5,122)	9,369	(1,660)	6,618
Balance at beginning of year	24,975	15,606	15,606	17,266	10,648

Balance at end of year	$17,604	$10,484	$24,975	$15,606	$17,266

See accompanying Notes to Consolidated Financial Statements

American Medical Security Group, Inc.

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Loss)

(In thousands, except share data)

	Common Stock				Accumulated Other Comprehensive Income (Loss)
			Paid-In Capital	Retained Earnings		Treasury Stock
	Shares	Amount					Total
Balance at January 1, 1999	16,653,179	$16,653	$188,981	$59,572	$1,245	$–	$266,451
Comprehensive loss:
Net loss				(25,946)			(25,946)
Change in net unrealized gain (loss) on securities, net of taxes of $6,304					(11,709)		(11,709)

Comprehensive loss							(37,655)

Issuance of common stock	467	1	4				5
Stock option forfeiture			(1,033)				(1,033)
Purchase of treasury stock (1,121,500 shares, at cost)						(7,488)	(7,488)

Balance at December 31, 1999	16,653,646	16,654	187,952	33,626	(10,464)	(7,488)	220,280
Comprehensive income:
Net income				2,669			2,669
Change in net unrealized gain (loss) on securities, net of taxes of $3,508					6,516		6,516

Comprehensive income							9,185

Issuance of common stock	669		4				4
Purchase of treasury stock (1,261,870 shares, at cost)						(8,292)	(8,292)

Balance at December 31, 2000	16,654,315	16,654	187,956	36,295	(3,948)	(15,780)	221,177
Comprehensive income:
Net income				4,175			4,175
Change in net unrealized gain (loss) on securities, net of taxes of $3,150					5,851		5,851

Comprehensive income							10,026

Issuance of common stock			(29)			442	413
Purchase of treasury stock (367,262 shares, at cost)						(2,216)	(2,216)

Balance at December 31, 2001	16,654,315	16,654	187,927	40,470	1,903	(17,554)	229,400
(Unaudited):
Comprehensive income:
Net income				5,430			5,430
Change in net unrealized gain (loss) on securities, net of taxes of $1,064					(1,977)		(1,977)

Comprehensive income							3,453
Issuance of common stock			(35)			297	262
Purchase of treasury stock (1,400,000 shares, at cost)						(19,540)	(19,540)

Balance at March 31, 2002 (unaudited)	16,654,315	$16,654	$187,892	$45,900	$(74)	$(36,797)	$213,575

See accompanying Notes to Consolidated Financial Statements

American Medical Security Group, Inc.

Notes to Consolidated Financial Statements

1.    Organization and Significant Accounting Policies

  Organization

American Medical Security Group, Inc., together with its subsidiary companies (the "Company"), is a provider of individual and small employer group insurance products. The Company's principal product offering is health insurance for small employer groups and health insurance for individuals and families ("MedOneSM"). The Company also offers life, dental, prescription drug, disability and accidental death insurance, and provides self-funded benefit administration. The Company's products are marketed in 32 states and the District of Columbia through independent agents. Approximately 75 Company sales managers located in sales offices throughout the United States support the independent agents. The Company's products generally provide discounts to insureds that utilize preferred provider organizations ("PPOs"). The Company owns a preferred provider network and also contracts with other networks to ensure cost-effective health care choices to its members.

  Basis of Presentation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on knowledge of current events and anticipated future events, and accordingly, actual results may differ from those estimates.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

  Cash and Cash Equivalents

Cash and cash equivalents include operating cash and short-term investments with original maturities of three months or less. These amounts are recorded at cost, which approximates market value.

  Investments

The Company's investments are classified in three categories. Investments that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost. Assets which are invested for the purpose of supporting the Company's nonqualified executive retirement plan are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings as net investment income. All other investments are classified as available-for-sale securities and are reported at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported as a separate component of shareholders' equity as accumulated other comprehensive income or loss, net of income tax effects. Realized gains and losses from the sale or write-down for other-than-temporary impairments of available-for-sale debt and equity securities are calculated using the specific identification method.

  Fair Value of Financial Instruments

The fair values of investments are reported in Note 4. The fair values of all other financial instruments approximate their December 31, 2001 and 2000 carrying values.

  Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives, which are 20 to 30 years for land improvements, 10 to 40 years for buildings and building improvements, three to five years for computer equipment and software and three to 10 years for furniture and other equipment.

  Goodwill and Other Intangibles

Goodwill represents the excess of cost over the fair market value of net assets acquired. Goodwill and other intangible assets are currently being amortized on a straight-line basis over a period of 40 years or less. Accumulated amortization was $20,089,000 and $16,461,000 at December 31, 2001 and 2000, respectively. The Company periodically evaluates whether events and circumstances have occurred that may affect the estimated useful life or the recoverability of the remaining balance of its intangibles. Based on accounting standards in effect at December 31, 2001, the Company measures impairment of goodwill and other intangibles using undiscounted cash flows, and on that basis, believes that no impairment of goodwill or other intangible assets exists at December 31, 2001. As discussed in more detail in Note 2, "Recent Accounting Pronouncements," the Financial Accounting Standards Board issued new statements during 2001, which will impact the Company's accounting for goodwill and other intangibles in future periods.

  Policy Acquisition Costs

Policy acquisition costs consist of commissions and other administrative costs that the Company incurs to acquire new business. The Company currently does not defer policy acquisition costs. Premium is collected and billed and commissions and other administrative costs are incurred on a month-to-month basis. Policy acquisition costs are expensed in the period incurred.

  Reinsurance

Reinsurance premiums, commissions and expense reimbursements on reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits. Reinsurance receivables and prepaid reinsurance premium amounts are reported as assets.

The Company limits the maximum net loss that can arise from certain lines of business by reinsuring (ceding) a portion of these risks with other insurance organizations (reinsurers) on an excess of loss or quota share basis. The Company's retention limit per covered life is $500,000 per policy year for medical claims and $50,000 for life claims. The Company is liable on reinsurance ceded in the event that the reinsurers do not meet their contractual obligations.

A summary of reinsurance assumed and ceded is as follows:

	Year ended December 31,
	2001	2000	1999
	(In thousands)
Reinsurance assumed:
Insurance premiums	$1,515	$8,725	$58,924
Medical and other benefits	1,395	9,921	52,137
Reinsurance ceded:
Insurance premiums	$2,532	$2,523	$4,916
Medical and other benefits	1,910	3,250	7,897

  Medical and Other Benefits Payable

The liabilities for medical and other benefits represent estimates of the ultimate net cost of all reported and unreported claims that are unpaid at year end. These estimates are developed using actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. The estimates are reviewed periodically and, as adjustments to the liabilities become necessary, the adjustments are reflected in current operations. Management believes that the amount of medical and other benefits payable is adequate to cover the Company's liability for unpaid claims as of December 31, 2001.

  Premium Deficiency Reserves

The Company recognizes premium deficiency reserves on an existing group of insurance contracts when the sum of expected future claim costs, claim adjustment expenses and related maintenance expenses exceeds the expected future premium revenue and investment income. Insurance contracts are grouped as relating to highly regulated markets or all other markets consistent with the Company's manner of acquiring, servicing and measuring the profitability of its business. Highly regulated markets are identified based on significant rating restrictions, states' general legislative and regulatory environments, and the Company's ability to effectively underwrite risk. The Company continues to evaluate assumptions used in the premium deficiency reserve analysis and records or adjusts premium deficiency reserves as necessary.

During 1999, the Company established a premium deficiency reserve of $19,200,000 for its highly regulated markets. Premium deficiency reserves are included in medical and other benefits payable in the Company's consolidated balance sheets. At December 31, 2000, the Company had a remaining recorded premium deficiency reserve of $1,142,000, which was fully amortized during 2001 leaving no remaining recorded premium deficiency reserve at December 31, 2001.

  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. A valuation allowance is recognized when, based on available evidence, it is more likely than not that the deferred tax asset may not be realized.

  Revenue Recognition

Premiums for health and life policies are recognized ratably over the period that insurance coverage is provided. Other revenue, including administrative fee income from claim processing and other administrative services, is recognized in the period the service is provided.

  Related Parties

The Company has deferred compensation payable to employees of $3,167,000 and $3,388,000 at December 31, 2001 and 2000, respectively.

  Comprehensive Income (Loss)

Comprehensive income (loss) is defined as net income (loss) plus or minus other comprehensive income (loss). For the Company, under existing accounting standards, other comprehensive income (loss) includes unrealized gains and losses, net of income tax effects, on certain investments in debt and equity securities. Comprehensive income (loss) is reported by the Company in the consolidated statements of changes in shareholders' equity and comprehensive income (loss). For the three months ended March 31, 2001 (not separately presented in the Statements of Changes in Shareholders' Equity), unaudited comprehensive loss was $1,748,000, comprised of net loss of $5,140,000 and unrealized gain on available for sale securities of $3,392,000.

  Earnings (Loss) Per Common Share

A reconciliation of the numerator and denominator of the basic and diluted earnings (loss) per common share ("EPS") is as follows:

	Three Months Ended March 31,		Year ended December 31,
	2002	2001	2001	2000	1999
	(unaudited)
Numerator (in thousands):
Net income (loss)	$5,430	$(5,140)	$4,175	$2,669	$(25,946)

Denominator:
Denominator for basic EPS—weighted average shares	13,802,666	14,210,643	14,048,545	14,898,652	16,470,096
Effect of dilutive securities—employee stock options	688,875	—	179,143	150,651	–

Denominator for diluted EPS	14,491,541	14,210,643	14,227,688	15,049,303	16,470,096

Earnings (loss) per common share:
Basic	$0.39	$(0.36)	$0.30	$0.18	$(1.58)
Diluted	$0.37	$(0.36)	$0.29	$0.18	$(1.58)

Options to purchase 3,243,767 and 3,460,130 shares of common stock were outstanding at December 31, 2001 and 2000, respectively. Of those shares, 1,914,313 and 2,030,170 were excluded from the computation of diluted earnings (loss) per common share for the respective years because the option's exercise price was greater than the average market price of common shares and, therefore, the effect would be antidilutive. There was no effect of dilutive securities for 1999 and the three months ended March 31, 2001 because employee stock options were antidilutive during those periods.

2.    Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("Statement 142"), effective for fiscal years beginning after December 15, 2001. The new rules will impact the Company in two ways. First, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized. Other intangible assets will continue to be amortized over their useful lives. Second, goodwill and intangible assets with indefinite lives will be subject to an initial impairment test in accordance with Statement 142, and any remaining balance of goodwill and intangible assets will be subject to future annual impairment testing.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of Statement 142 is expected to result in an increase in net income of approximately $2,700,000 per year. The Company will perform the first of the required impairment tests of goodwill and intangible assets deemed to have indefinite lives in 2002, effective as of January 1, 2002, by comparing the fair value of the Company's reporting units to their carrying amounts (book value), including goodwill. In determining the fair value of the

Company's reporting units, management will consider valuation techniques such as the quoted market price of the Company's stock, the present value of future cash flows and market comparison of similar assets and liabilities.

At December 31, 2001, the Company's book value per share was $16.30 and was significantly higher than the $12.45 quoted market price per share. As of December 31, 2001 and March 31, 2002, the Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company. If management determines that the quoted market price per share is the appropriate measure of the Company's fair value, the resulting impairment would be greater than 50% of the amount of goodwill on the Company's December 31, 2001 balance sheet. If it is determined that an impairment exists as of January 1, 2002, the charge would be reported as the cumulative effect of a change in accounting principle in the Company's consolidated financial statements and would have no impact on cash flows or the statutory-basis capital and surplus of the Company's insurance subsidiaries.

March 31, 2002 Update (unaudited)

On January 1, 2002, the Company adopted Statement 142. Effective January 1, 2002, in accordance with Statement 142, the Company reclassified an intangible asset, net of related deferred taxes, into goodwill because it did not meet the new recognition criteria for an intangible asset to be recognized apart from goodwill. The amortization period used prior to 2002 for this intangible asset was the same as the amortization period for goodwill.

The Company's other intangible asset will continue to be amortized on a straight-line basis over its remaining useful life of five years. This intangible asset had a gross carrying amount of $7.3 million and accumulated amortization of $3.7 million at December 31, 2001. Future amortization expense for this intangible asset is expected to be approximately $0.7 million for each of the next five years.

The following unaudited table illustrates net income (loss) and net income (loss) per share adjusted to exclude the effects of adopting Statement 142:

	Three months ended March 31,		Year ended December 31,
	2002	2001	2001	2000	1999
	(In thousands, except share and per share data)
Reported net income (loss)	$5,430	$(5,140)	$4,175	$2,669	$(25,946)
Add back: Goodwill amortization	—	671	2,685	2,685	2,827

Adjusted net income (loss)	$5,430	$(4,469)	$6,860	$5,354	$(23,119)

Basic earnings (loss) per common share:
Reported net income (loss)	$0.39	$(0.36)	$0.30	$0.18	$(1.58)
Goodwill amortization	—	0.05	0.19	0.18	0.17

Adjusted net income (loss)	$0.39	$(0.31)	$0.49	$0.36	$(1.40)

Diluted earnings (loss) per common share:
Reported net income (loss)	$0.37	$(0.36)	$0.29	$0.18	$(1.58)
Goodwill amortization	—	0.05	0.19	0.18	0.17

Adjusted net income (loss)	$0.37	$(0.31)	$0.48	$0.36	$(1.40)

Goodwill amortization for 1998 and 1997 was $2,827,000 or $0.17 per share and $2,618,000 or $0.16 per share, respectively.

3.    Medical and Other Benefits Payable

Activity related to liabilities for unpaid claims included in medical and other benefits payable is summarized as follows:

	December 31,
	2001	2000	1999
	(In thousands)
Balance at January 1	$134,690	$141,177	$101,700
Less reinsurance recoverables	476	992	1,058

Net balance at January 1	134,214	140,185	100,642
Incurred related to:
Current year	612,491	720,897	792,105
Prior years	(12,026)	(3,397)	10,398

Total incurred	600,465	717,500	802,503
Paid related to:
Current year	487,400	587,828	651,941
Prior years	120,300	135,643	111,019

Total paid	607,700	723,471	762,960

Net balance at December 31	126,979	134,214	140,185
Plus reinsurance recoverables	1,351	476	992

Balance at December 31	$128,330	$134,690	$141,177

The incurred amounts related to prior years represent the differences between the Company's estimated medical and other benefits payable for prior years' claims and the actual amounts required to satisfy such claims. Actual amounts differ from previously recorded liabilities due to inherent variabilities associated with estimating health insurance benefits payable. The liabilities for unpaid claims at December 31, 2000 and 1999 developed redundant in subsequent years by $12,026,000 and $3,397,000, respectively. The developed redundancy on the liability as of December 31, 2000 was due to an improvement in the Company's average medical claims cost per member in late 2000. The liability for unpaid claims at December 31, 1998, developed deficient by $10,398,000 in the subsequent year as a result of an increase in medical claims trends that was higher than anticipated in late 1998. No additional premiums are collected or returned as a result of incurred claims from prior years.

In determining the liability for unpaid claims at December 31, 2001, management considered the potential impact of the September 11, 2001 events. Although the events of September 11, 2001 did not have a direct material effect on the Company, management anticipated an indirect impact including, but not limited to, increased utilization by the general population of mental health services for stress, anxiety, depression and similar conditions in the fourth quarter. Also, subsequent bio-terrorism threats and attacks were anticipated to result in increased utilization of health care services including office visits, laboratory tests and prescription drugs for flu-like symptoms in the fourth quarter. While the impact of these claims cannot be predicted with certainty, management believes adequate provision has been made for such claims as of December 31, 2001. Accordingly, the outcome of these matters is not expected to have a material adverse effect on the financial position of the Company.

4.    Investments

Net investment income and net realized investment losses include the following:

	Year ended December 31,
	2001	2000	1999
	(In thousands)
Net investment income:
Interest on fixed maturities	$15,728	$17,867	$18,731
Dividends on equity securities	148	148	134
Unrealized loss on trading securities	(34)	(21)	–
Interest on cash equivalents and other investment income	2,223	1,629	1,581
Investment expenses	(622)	(616)	(680)

Net investment income	$17,443	$19,007	$19,766

Net realized investment losses:
Realized investment losses	$(2,323)	$(436)	$(2,205)
Realized investment gains	1,544	111	1,351

Net realized investment losses	$(779)	$(325)	$(854)

Unrealized gains (losses) are computed as the difference between estimated fair value and amortized cost for fixed maturities and equity securities classified as available for sale. A summary of the net change in unrealized gains (losses), which is included in accumulated other comprehensive income (loss), is as follows:

	Year ended December 31,
	2001	2000	1999
	(In thousands)
Fixed maturities	$8,847	$9,854	$(17,753)
Equity securities	154	170	(260)

Net change in unrealized gains (losses)	$9,001	$10,024	$(18,013)

Changes in accumulated other comprehensive income (loss) related to changes in unrealized gains and losses on securities are as follows:

	Year ended December 31,
	2001	2000	1999
	(In thousands)
Change in net unrealized gain (loss) on securities, net of taxes	$6,357	$6,727	$(12,264)
Less: reclassification adjustment for losses included in net income (loss), net of tax benefit of $273,000, $114,000 and $299,000 in 2001, 2000 and 1999 respectively	(506)	(211)	(555)

Change in net unrealized gain (loss) on securities, net of taxes	$5,851	$6,516	$(11,709)

The amortized cost and estimated fair values of investments are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
At December 31, 2001:
Available for sale:
Fixed maturities:
U.S. Treasury securities	$47,869	$283	$(1)	$48,151
Corporate debt securities	115,263	2,447	(1,068)	116,642
Foreign government securities	12,391	442	(2)	12,831
Government agency mortgage-backed securities	77,966	691	(101)	78,556
Municipal securities	13,351	223	(1)	13,573

	266,840	4,086	(1,173)	269,753
Equity securities—preferred	708	14	–	722
Held to maturity:
U.S. Treasury securities	4,286	73	–	4,359

	$271,834	$4,173	$(1,173)	$274,834

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
At December 31, 2000:
Available for sale:
Fixed maturities:
U.S. Treasury securities	$51,657	$160	$(340)	$51,477
Corporate debt securities	145,817	213	(5,142)	140,888
Foreign government securities	15,614	82	(356)	15,340
Government agency mortgage-backed securities	37,718	45	(513)	37,250
Municipal securities	17,556	6	(89)	17,473

	268,362	506	(6,440)	262,428
Equity securities—preferred	2,508	–	(140)	2,368
Held to maturity:
U.S. Treasury securities	4,320	10	(16)	4,314

	$275,190	$516	$(6,596)	$269,110

The amortized cost and estimated fair values of debt securities at December 31, 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)
Due in one year or less	$9,370	$9,515	$2,228	$2,244
Due after one through five years	99,796	101,646	755	775
Due after five through ten years	56,392	56,559	1,303	1,340
Due after ten years	23,316	23,477	–	–

	188,874	191,197	4,286	4,359
Government agency mortgage-backed securities	77,966	78,556	–	–

	$266,840	$269,753	$4,286	$4,359

At December 31, 2001, the insurance subsidiaries had fixed securities and cash equivalents on deposit with various state insurance departments with carrying values of approximately $4,500,000.

5.    Property and Equipment

Property and equipment are stated at cost and are summarized as follows:

	December 31,
	2001	2000
	(In thousands)
Land and land improvements	$3,893	$3,890
Building and building improvements	24,315	24,301
Computer equipment and software	18,121	13,024
Furniture and other equipment	13,559	13,495

	59,888	54,710
Less accumulated depreciation	(26,507)	(22,259)

	$33,381	$32,451

The Company recognized depreciation expense on property and equipment of $5,555,000, $4,656,000 and $4,544,000 in 2001, 2000 and 1999, respectively.

6.    Debt

Notes payable consists of the following:

	December 31,
	2001	2000
	(In thousands)
Line of credit, commercial banks, adjusted periodically, interest payments due quarterly through February 2005	$35,158	$35,158
Mortgage payable, commercial bank, 9.05% interest, monthly principal payments of $100,000 plus interest through January 1, 2004	4,900	6,100

	$40,058	$41,258

At December 31, 2001, the Company maintained a revolving bank line of credit agreement with a maximum commitment and outstanding balance of advances under the credit agreement of $35,158,000. Interest is charged on the outstanding balance based upon an indexed floating rate of interest. As collateral for the outstanding balance, the Company is required to maintain a minimum cash deposit of $2,500,000 in an account at the lender's institution. The credit agreement contains customary covenants which, among other matters, require the Company to achieve certain minimum financial results and restrict the Company's ability to incur additional debt, pay future cash dividends and dispose of assets outside the ordinary course of business. The Company was in compliance with all such covenants at December 31, 2001. Obligations under the credit agreement are secured by the stock of the Company's principal subsidiaries.

The credit agreement was amended in January 2001 and April 2001 to revise the minimum financial requirements of certain covenants. The April 2001 amendment also revised the Company's applicable interest rate on outstanding loans and the schedule of mandatory future commitment reductions including a $4,842,000 maximum commitment reduction from $40,000,000 to $35,158,000.

Future annual principal amounts due for all of the Company's debt, including the credit agreement, as of December 31, 2001 are $6,200,000 for 2002, $11,200,000 for 2003, $12,500,000 for 2004, and $10,158,000 for 2005. During 2001, 2000 and 1999, interest paid totaled $2,931,000, $4,005,000 and $3,547,000, respectively.

The mortgage payable is collateralized by the Company's home office property located in Green Bay, Wisconsin. The Company believes the carrying value of all notes payable approximates fair value.

  March 31, 2002 Update (Unaudited)

At March 31, 2002, the outstanding balance and maximum commitment related to the credit agreement was $30.2 million.

7.    Income Taxes

The Company and most of its subsidiaries file a consolidated federal income tax return. The Company and its subsidiaries file separate state franchise, income and premium tax returns as applicable.

The Company had a net current federal income tax payable of $4,012,000 and a net current federal income tax receivable of $2,094,000 at December 31, 2001 and 2000, respectively. The Company and its subsidiaries had state net business loss carryforwards totaling $92,327,000 at December 31, 2001, which will begin to expire in the year 2008. The Company received net federal and state income tax refunds of $466,000 and $6,910,000 in 2001 and 2000, respectively and paid net federal and state income taxes of $1,496,000 in 1999.

The components of income tax expense (benefit) are as follows:

	Year ended December 31,
	2001	2000	1999
	(In thousands)
Current:
Federal	$5,410	$(3,077)	$(5,965)
State	238	495	34

	5,648	(2,582)	(5,931)
Deferred:
Federal	313	5,673	(6,244)
State	296	356	(868)

	609	6,029	(7,112)

Income tax expense (benefit)	$6,257	$3,447	$(13,043)

The differences between taxes computed at the federal statutory rate and recorded income taxes are as follows:

	Year ended December 31,
	2001	2000	1999
	(In thousands)
Income tax expense (benefit) at federal statutory rate	$3,651	$2,141	$(13,658)
Goodwill amortization	829	829	879
State income and franchise taxes, net of federal benefit	571	415	(565)
Other, net	1,206	62	301

Income tax expense (benefit)	$6,257	$3,447	$(13,043)

Significant components of the Company's federal and state deferred tax liabilities and assets are as follows:

	December 31, 2001		December 31, 2000
	Federal	State	Federal	State
	(In thousands)
Deferred tax assets:
Insurance liabilities	$1,231	$63	$2,031	$137
Unearned income	782	56	1,348	82
Unrealized losses on investments	–	–	2,126	–
Employee compensation and benefits	2,561	440	2,977	538
Accrued expenses	4,289	611	2,087	371
Specified policy acquisition costs	765	39	874	45
Net business loss carryforwards	1,082	6,384	1,082	6,176
Other deductible temporary differences	2,428	586	2,584	492

	13,138	8,179	15,109	7,841
Valuation allowances	(1,963)	(3,431)	(1,082)	(2,779)

	11,175	4,748	14,027	5,062
Deferred tax liabilities:
Intangibles	6,457	1,459	6,790	1,533
Prepaid assets	1,145	115	1,346	151
Depreciation and amortization	1,889	361	1,462	278
Unrealized gain on investments	1,024	–	–	–
Other taxable temporary differences	1,815	11	2,112	26

	12,330	1,946	11,710	1,988

Net deferred tax assets (liabilities)	$(1,155)	$2,802	$2,317	$3,074

The federal deferred benefit arising from the deductibility of state deferred tax is included as a component of other federal deferred taxes. The net deferred taxes are included in other assets in the accompanying consolidated balance sheets.

8.    Commitments and Contingencies

  Skilstaf Litigation

On August 26, 1999, a $6,900,000 verdict was entered against the Company in a lawsuit involving allegations regarding the Company's administration of a self-funded benefit plan for Skilstaf, Inc., an employee leasing company. The Company appealed the verdict and expected the verdict to be reversed or substantially reduced following appeal. Based upon management's evaluation of the merits of the appeal, the facts of the case and consultation with outside legal counsel, management concluded that the likelihood of the appellate court affirming the verdict was not probable. As a result, the Company's accrual related to this case at the end of 1999 and 2000 was not material. Following an adverse decision from the Court of Appeals on March 12, 2001, the Company recognized an additional accrual during the first quarter of 2001 representing the full potential loss including punitive damages and other expenses. In July 2001, at the direction of the district court, the Company paid the full amount of the verdict plus interest and the case is closed.

  Health Administrators Litigation

On February 7, 2000, a $5,400,000 verdict was entered against the Company in a lawsuit filed by Health Administrators, Inc., an insurance agency owned and operated by a former agent of the Company, which alleged breach of contract involving commission amounts due to such agent. The Company appealed the verdict and on March 29, 2001, the Ohio Court of Appeals affirmed a portion of the verdict, with modifications, representing approximately $3,000,000 in damages. The affirmed portion of the verdict was paid by the Company during 2001 and is considered closed. The appeals court reversed and remanded the remaining issue in the case representing approximately $2,400,000 in damages. Briefs have been submitted for the remanded portion of the case and the parties are awaiting the trial court's decision.

  Class Action Litigation—Status at December 31, 2001

In February 2000, a complaint was filed against the Company in the Circuit Court for Palm Beach County, Florida, seeking certification of a statewide class action on behalf of certain individuals insured by or formerly insured by the Company. Plaintiffs allege the Company did not follow Florida law when it discontinued writing certain health insurance policies and offered new policies in 1998. Plaintiffs claim the Company wrongfully terminated policies, improperly notified insureds of conversion rights and charged improper premium for the new policies. Plaintiffs also assert that the Company's renewal rating methodology violates Florida law. Plaintiffs are seeking unspecified damages. A motion for class certification was granted by the Circuit Court and appealed to the Fourth District Court of Appeals of the State of Florida, which upheld the class certification in October 2001. The Company has an appeal pending with the Florida Supreme Court with the ultimate objective of seeking to vacate the finding of a certifiable class. The Company and plaintiffs filed cross motions for summary judgment in Circuit Court that were heard and denied in February 2002. A memorandum filed by plaintiffs in January 2002 in support of their motion for summary judgment raised new arguments that expanded the legal theory, scope and potential damages of the case. The trial is tentatively scheduled to commence as a bench trial in March 2002. Management believes the Company acted in compliance with applicable Florida law with regard to the discontinuance and replacement of and conversion of insurance policies and with regard to its renewal rating practices. Although the outcome of the case cannot be predicted with certainty, management believes this suit is without merit and is defending its position vigorously.

  Class Action Litigation—March 31, 2002 (Unaudited)

In March 2002, a bench trial on the liability issues of the case was held. On April 24, 2002, a judgment was rendered against the Company and the damages portion of the lawsuit is expected to be heard before a jury later this year. In a separate administrative proceeding based on similar facts with similar issues, the Florida Department of Insurance issued a complaint against the Company in May 2001, challenging the Company's rating and other practices in Florida. On April 25, 2002, the Administrative Law Judge found in favor of the Company and held that the evidence presented by the Florida Department of Insurance did not support a conclusion that the Company had violated any provisions of the Florida insurance statutes or regulations. The Administrative Law Judge recommended that the administrative complaint be dismissed. The Administrative Law Judge's Recommended Order has been sent to the Commissioner of the Florida Department of Insurance for entry of a final order. The Company and the Department have filed arguments with the Commissioner, who must now decide whether to adopt the Recommended Order as presented or modify it. In light of the conflicting findings in these cases, the Company intends to request that the court in the class action lawsuit reconsider its ruling. If the ruling is not reconsidered, the Company intends to appeal the ruling.

The Company is involved in various legal and regulatory actions occurring in the normal course of business. Based on current information including consultation with outside counsel, management believes any ultimate liability that may arise from the above-mentioned and all other legal and regulatory actions would not materially affect the Company's consolidated financial position or results of operations. However, management's evaluation of the likely impact of these actions could change in the future and an unfavorable outcome could have a material adverse effect on the Company's consolidated financial position, results of operations or cash flow of a future period.

9.    Shareholders' Equity

  Statutory Financial Information

State insurance laws and regulations prescribe accounting practices for determining statutory net income and equity for insurance companies. These regulations require, among other matters, the filing of financial statements prepared in accordance with statutory accounting practices prescribed or permitted for insurance companies. The combined statutory capital and surplus of the Company's insurance subsidiaries, United Wisconsin Life Insurance Company and American Medical Security Insurance Company of Georgia, at December 31, 2001 and 2000, was $161,789,000 and $153,912,000, respectively. The combined statutory net income of the Company's insurance subsidiaries was $18,052,000 and $7,808,000 for the years ended December 31, 2001 and 2000, respectively, and the combined statutory net loss was $20,782,000 for the year ended December 31, 1999.

State insurance regulations also require the maintenance of a minimum compulsory surplus based on a percentage of premiums written. At December 31, 2001, the Company's insurance subsidiaries were in compliance with these compulsory regulatory requirements.

Effective January 1, 2001, the National Association of Insurance Commissioners revised the Accounting Practices and Procedures Manual in a process referred to as Codification. Codification has changed certain prescribed statutory accounting practices resulting in changes to the accounting practices that the insurance subsidiaries of the Company use to prepare their statutory-basis financial statements. The impact of Codification to the Company's insurance subsidiaries' statutory-basis capital and surplus was not material.

  Restrictions on Dividends From Subsidiaries

Dividends paid by the insurance subsidiaries to the parent Company are limited by state insurance regulations. The insurance regulator in the insurer's state of domicile may disapprove any dividend which, together with other dividends paid by an insurance company in the prior 12 months, exceeds the regulatory maximum, computed as the lesser of 10% of statutory surplus or total statutory net gain from operations as of the end of the preceding calendar year. Based upon the financial statements of the Company's insurance subsidiaries as of December 31, 2001, as filed with the insurance regulators, dividends are limited to $6,963,000 without prior regulatory approval until September 2002, at which time the aggregate amount available without regulatory approval is $14,963,000. In February 2002, a $5,000,000 dividend was paid to the parent Company by an insurance subsidiary.

  Shareholders' Rights Agreement

In August 2001, the Board of Directors of the Company adopted a shareholders' rights agreement (the "rights agreement") and declared a dividend of one preferred share purchase right for each outstanding share of common stock of the Company. When exercisable, each right entitles the registered holder to purchase from the Company a unit consisting of one ten-thousandth of a share of Series B Junior Cumulative Preferred Stock of the Company at a price of $30.00. The rights agreement, as amended, is designed to deter takeover initiatives not considered to be in the best interests of the Company's shareholders. In the event that a person or a group has become the beneficial owner of 12% or more of the common shares then outstanding, in certain circumstances the rights become exercisable, and each holder of a right will have the right to receive, upon exercise, common shares having a value equal to two times the exercise price of the right. The rights are redeemable by action of the Company's Board of Directors at any time prior to their becoming exercisable. The rights expire on August 20, 2011.

10.    Employee Benefit Plans

  Retirement Savings Plan

The Company's employees are included in a qualified defined contribution plan (the "Retirement Savings Plan") with profit sharing and discretionary savings provisions covering all eligible salaried and hourly employees. Participant contributions up to 6% of the participant's compensation are matched 60% by the Company. Effective January 1, 2002, participant contributions up to 6% of the participant's compensation are matched 70% by the Company. Profit sharing contributions to the Retirement Savings Plan are determined annually by the Company. Participants vest in Company contributions in three years. The Company recognized expense associated with the Retirement Savings Plan of $1,881,000, $1,944,000 and $1,610,000 in 2001, 2000 and 1999, respectively.

  Nonqualified Executive Retirement Plan

During 2000, the Company adopted a nonqualified executive retirement plan (the "Nonqualified Plan") to provide key management with the opportunity to accumulate deferred compensation which cannot be accumulated under the Retirement Savings Plan due to compensation limitations imposed by the Internal Revenue Service. The Nonqualified Plan is funded through a rabbi trust and has contribution and investment options similar to those of the Retirement Savings Plan. The Company recognized expense associated with the Nonqualified Plan of $53,000 and $77,000 during 2001 and 2000, respectively.

  Stock Based Compensation Plans

The Company has a stock-based compensation plan, the Equity Incentive Plan (the "Plan"), for the benefit of eligible employees and directors of the Company. The Plan permits the grant of nonqualified stock options ("NQSO"), incentive stock options, stock appreciation rights, restricted stock awards and performance awards. Persons eligible to participate in the Plan include all full-time active employees and outside directors of the board of directors. The Plan allows for the granting of up to 4,000,000 shares of which 472,297 shares are available for grant as of December 31, 2001. The Company's 1995 Director Stock Option Plan also permits the grant of NQSOs. The plan allows for the granting of up to 75,000 shares of which 14,000 shares are available for grant, as of December 31, 2001.

The terms of incentive stock options and nonqualified stock options granted under the Plan cannot exceed more than 10 and 12 years, respectively, and the option exercise price generally cannot be less than the fair market value of the Company's common stock on the date of grant. Incentive stock options and NQSOs are not exercisable in any event prior to six months following the grant date.

Stock appreciation rights generally have a grant price at least equal to 100% of the fair market value of the Company's common stock. The term of the stock appreciation rights cannot exceed 12 years. Stock appreciation rights are not exercisable prior to six months following the grant date.

Restricted stock generally may not be sold or otherwise transferred for certain periods based on the passage of time, the achievement of performance goals or the occurrence of other events. However, participants may exercise full voting rights and are entitled to receive all dividends and other distributions with respect to restricted stock. Restricted stock does not vest prior to six months following the date of grant.

During 1998, the Company and a key executive entered into a deferred stock agreement. Under the agreement the Company has an obligation to issue 73,506 shares of the Company's common stock provided the executive remains continuously employed with the Company through November 17, 2002. The Company incurred expense of $225,000 in each of the three years ended 2001, 2000 and 1999 related to this agreement.

On July 9, 2001, the Company and a key executive entered into a restricted stock agreement. Under the agreement, the Company granted the executive 25,000 shares of common stock, subject to certain rights and restrictions, in exchange for the surrender for cancellation of 443,857 shares of the executive's nonqualified stock options. The 25,000 shares of restricted stock vested in December 2001 upon the occurrence of certain triggering events, as specified under the restricted stock agreement. The Company incurred expense of $139,000 during 2001 related to this agreement.

Effective January 1, 2000, the Company adopted a deferred compensation plan for the benefit of certain outside directors of the Company who wish to defer the receipt of eligible compensation which they may otherwise be entitled to receive from the Company. Directors who choose to participate in the plan may elect to have their deferred compensation credited to, in whole or in part, either an interest account or a Company stock unit account.

Stock option activity for all plans is as follows:

	December 31,
	2001	2000	1999
Total number of NQSOs
Outstanding at beginning of year	3,460,130	2,809,143	2,918,893
Granted	426,000	715,000	999,000
Exercised	(26,756)	–	–
Forfeited	(615,607)	(64,013)	(1,108,750)

Outstanding at end of year	3,243,767	3,460,130	2,809,143

Exercisable at end of year	1,826,017	1,807,963	1,504,976
Available for grant at end of year	486,297	296,690	947,677
Weighted average exercise price of NQSOs
Outstanding at beginning of year	$9.86	$11.10	$15.18
Granted—Exercise price equals market price on grant date	9.97	5.28	7.33
Granted—Exercise price is less than market price on grant date	–	–	–
Granted—Exercise price exceeds market price on grant date	–	–	–
Exercised	5.15	–	–
Forfeited	14.09	13.14	18.45
Outstanding at end of year	9.11	9.86	11.10
Exercisable at end of year	10.33	12.60	13.68

NQSOs by exercise price range
Range of exercise prices	$3.01 - $8.88	$3.01 - $8.88	$3.01 - $8.88
Weighted average exercise price	$5.75	$5.71	$6.07
Weighted average remaining contractual life (years)	10.08	11.03	11.34
Exercisable at end of year	605,954	260,877	47,960
Outstanding at end of year	1,471,454	1,571,960	856,960
Weighted average exercise price of options exercisable at end of year	$5.77	$5.64	$3.01
Range of exercise prices	$10.20 - $14.38	$10.25 - $14.38	$10.25 - $14.38
Weighted average exercise price	$11.07	$11.54	$11.53
Weighted average remaining contractual life (years)	8.78	8.75	9.79
Exercisable at end of year	964,984	848,151	734,848
Outstanding at end of year	1,517,234	1,189,234	1,230,015
Weighted average exercise price of options exercisable at end of year	$11.48	$11.66	$11.76
Range of exercise prices	$15.76 - $22.74	$15.76 - $22.74	$15.76 - $22.74
Weighted average exercise price	$16.83	$16.33	$16.33
Weighted average remaining contractual life (years)	6.45	7.48	8.50
Exercisable at end of year	255,079	698,936	722,168
Outstanding at end of year	255,079	698,936	722,168
Weighted average exercise price of options exercisable at end of year	$16.83	$16.33	$16.33

The Black-Scholes option valuation model is commonly used in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Since the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company follows Accounting Principles Board Opinion No. 25 under which no compensation expense is recorded when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. The Company's pro forma information regarding net income and net income per share has been determined as if these options had been accounted for since January 1, 1995, in accordance with the fair value method of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

	Year ended December 31,
	2001	2000	1999
	(In thousands, except per share data)
Net income (loss)	$4,175	$2,669	$(25,946)
Compensation expense in accordance with SFAS No. 123	(1,119)	(933)	(483)

Pro forma net income (loss)	$3,056	$1,736	$(26,429)

Earnings (loss) per common share:
Basic	$0.30	$0.18	$(1.58)
Diluted	$0.29	$0.18	$(1.58)
Pro forma earnings (loss) per common share:
Basic	$0.22	$0.12	$(1.60)
Diluted	$0.21	$0.12	$(1.60)

The pro forma disclosures only include the effect of options granted subsequent to January 1, 1995. Accordingly, the effects of applying the SFAS No. 123 pro forma disclosures to future periods may not be indicative of future effects.

In determining compensation expense in accordance with SFAS No. 123, the fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2001	2000	1999
Expected life of options	6.00 years	6.00 years	6.00 years
Risk-free interest rate	4.67%	5.73%	6.13%
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility factor	53%	56%	45%
Grant date fair value of options:
Exercise price equals market price	$5.51	$3.09	$3.84
Exercise price is less than market price	$–	$–	$–
Exercise price exceeds market price	$–	$–	$–

11.    Quarterly Financial Information (Unaudited)

Selected quarterly financial data for the years ended December 31, 2001 and 2000 are as follows:

	Quarter
	First	Second	Third	Fourth	Total
	(In thousands, except per share data)
2001
Total revenues	$232,258	$223,306	$213,388	$207,669	$876,621
Net income (loss)	(5,140)	1,466	3,504	4,345	4,175
Earnings (loss) per common share:
Basic	(0.36)	0.10	0.25	0.31	0.30
Diluted	(0.36)	0.10	0.25	0.30	0.29
2000
Total revenues	$257,677	$250,326	$241,756	$240,106	$989,865
Net income (loss)	1,659	2,260	(1,376)	126	2,669
Earnings (loss) per common share:
Basic	0.11	0.15	(0.09)	0.01	0.18
Diluted	0.11	0.15	(0.09)	0.01	0.18

12.    Segments of the Business

The Company has two reportable segments: 1) health insurance products; and 2) life insurance products. The Company's health insurance products consist of the following coverages related to small group PPO products: MedOneSM and small group medical, self-funded medical, dental and short-term disability. Life products consist primarily of group term life insurance. The "All Other" category includes operations not directly related to the business segments and unallocated corporate items (i.e., corporate investment income, interest expense on corporate debt, amortization of goodwill and intangibles and unallocated overhead expenses). The reportable segments are managed separately because they differ in the nature of the products offered and in profit margins.

The Company evaluates segment performance based on income or loss before income taxes, excluding gains and losses on the Company's investment portfolio. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Significant intercompany transactions have been eliminated prior to reporting reportable segment information.

Selected financial data for the Company by segment is as follows:

Three months ended March 31, 2002:	Health Insurance	Life Insurance	All Other	Total Consolidated
(Unaudited)	(In thousands)
Revenues:
Insurance premiums	$190,720	$3,678	$3	$194,401
Net investment income	1,934	150	1,840	3,924
Net realized investment gain	—	—	14	14
Other revenue	4,460	32	913	5,405

Total revenues	197,114	3,860	2,770	203,744
Expenses:
Medical and other benefits	130,564	1,218	18	131,800
Selling, general and administrative	58,208	1,219	2,597	62,024
Interest	—	—	494	494
Amortization of other intangibles	—	—	183	183

Total expenses	188,772	2,437	3,292	194,501

Income (loss) before income taxes	$8,342	$1,423	$(522)	$9,243

As of March 31, 2002:
Segment assets	$143,720	$4,024	$300,602	$448,346

Three months ended March 31, 2001:	Health Insurance	Life Insurance	All Other	Total Consolidated
(Unaudited)	(In thousands)
Revenues:
Insurance premiums	$216,974	$4,963	$533	$222,470
Net investment income	2,450	174	1,890	4,514
Net realized investment losses	—	—	(27)	(27)
Other revenue	4,230	42	1,029	5,301

Total revenues	223,654	5,179	3,425	232,258
Expenses:
Medical and other benefits	164,197	1,992	391	166,580
Selling, general and administrative	67,963	1,437	2,011	71,411
Interest	—	—	876	876
Amortization of goodwill and other intangibles	—	—	907	907

Total expenses	232,160	3,429	4,185	239,774

Income (loss) before income taxes(a)	$(8,506)	$1,750	$(760)	$(7,516)

As of March 31, 2001:
Segment assets	$154,217	$3,808	$306,492	$464,517

(a)
Excluding the first quarter 2001 litigation charge, pre-tax income for the health segment would have been $494,000 and consolidated pre-tax income would have been $1,484,000.

Year ended December 31, 2001:	Health Insurance	Life Insurance	All Other	Total Consolidated
	(In thousands)
Revenues:
Insurance premiums	$820,658	$17,424	$590	$838,672
Net investment income	9,197	656	7,590	17,443
Net realized investment losses	–	–	(779)	(779)
Other revenue	17,272	154	3,859	21,285

Total revenues	847,127	18,234	11,260	876,621
Expenses:
Medical and other benefits	595,811	6,334	(203)	601,942
Selling, general and administrative	244,453	5,446	7,843	257,742
Interest	–	–	2,877	2,877
Amortization of goodwill and other intangibles	–	–	3,628	3,628

Total expenses	840,264	11,780	14,145	866,189

Income (loss) before income taxes(a)	$6,863	$6,454	$(2,885)	$10,432

As of December 31, 2001:
Segment assets	$147,889	$3,958	$321,168	$473,015

(a)
Excluding the first quarter 2001 litigation charge, pre-tax income for the health segment would have been $15,863,000 and consolidated pre-tax income would have been $19,432,000.

Year ended December 31, 2000:	Health Insurance	Life Insurance	All Other	Total Consolidated
	(In thousands)
Revenues:
Insurance premiums	$907,722	$22,578	$20,771	$951,071
Net investment income	9,513	638	8,856	19,007
Net realized investment losses	–	–	(325)	(325)
Other revenue	16,115	217	3,780	20,112

Total revenues	933,350	23,433	33,082	989,865
Expenses:
Medical and other benefits	700,511	7,781	16,321	724,613
Selling, general and administrative	235,649	6,581	9,537	251,767
Interest	–	–	3,584	3,584
Amortization of goodwill and other intangibles	–	–	3,785	3,785

Total expenses	936,160	14,362	33,227	983,749

Income (loss) before income taxes	$(2,810)	$9,071	$(145)	$6,116

As of December 31, 2000:
Segment assets	$180,683	$4,292	$286,948	$471,923

Year ended December 31, 1999:	Health Insurance	Life Insurance	All Other	Total Consolidated
	(In thousands)
Revenues:
Insurance premiums	$985,322	$26,183	$44,602	$1,056,107
Net investment income	9,254	202	10,310	19,766
Net realized investment losses	–	–	(854)	(854)
Other revenue	17,857	258	4,246	22,361

Total revenues	1,012,433	26,643	58,304	1,097,380
Expenses:
Medical and other benefits	805,768	10,270	44,435	860,473
Selling, general and administrative	245,676	7,640	14,743	268,059
Interest	–	–	3,564	3,564
Amortization of goodwill and other intangibles	–	–	4,273	4,273

Total expenses	1,051,444	17,910	67,015	1,136,369

Income (loss) before income taxes(a)	$(39,011)	$8,733	$(8,711)	$(38,989)

As of December 31, 1999:
Segment assets	$186,611	$4,229	$312,254	$503,094

(a)
Excluding the third quarter 1999 premium deficiency charge, pre-tax loss for the health segment would have been $23,926,000 and consolidated pre-tax loss would have been $17,904,000.

13.    Stock Purchase Agreement (unaudited)

On March 19, 2002, the Company entered into a stock purchase agreement with Cobalt Corporation ("Cobalt") and its wholly owned subsidiary, Blue Cross & Blue Shield United of Wisconsin, the Company's largest shareholder, to purchase 1.4 million shares of the Company's common stock owned by BCBSUW at a total cost of $19.5 million, including related transaction costs. In conjunction with the stock purchase, the Company received a $20.0 million dividend from UWLIC with regulatory approval. The Company's revolving bank line of credit agreement was amended in March 2002 to allow for the stock purchase. Also in conjunction with the stock purchase, which was completed on March 22, 2002, the Company, Cobalt and BCBSUW agreed to an underwritten secondary offering of at least 3.0 million shares of the remaining shares of the Company's common stock owned by BCBSUW.

Schedule II

American Medical Security Group, Inc.
(Parent Company Only)

Condensed Financial Information of Registrant

Condensed Balance Sheets

	December 31,
	2001	2000
	(In thousands)
Assets:
Cash and cash equivalents	$3,137	$1,671
Other assets:
Investment in consolidated subsidiaries	250,794	240,784
Goodwill and other intangibles, net	19,666	20,229
Due from affiliates	–	1,761
Other assets	239	309

Total other assets	270,699	263,083

Total assets	$273,836	$264,754

Liabilities and Shareholders' Equity:
Liabilities:
Notes payable	$35,158	$35,158
Taxes payable	7,821	7,019
Payables and accrued expenses	5	50
Due to affiliates	634	–
Other liabilities	818	1,350

Total liabilities	44,436	43,577
Shareholders' equity:
Common stock	16,654	16,654
Paid-in capital	187,927	187,956
Retained earnings	40,470	36,295
Accumulated other comprehensive gain (loss)	1,903	(3,948)
Treasury stock	(17,554)	(15,780)

Total shareholders' equity	229,400	221,177

Total liabilities and shareholders' equity	$273,836	$264,754

Schedule II

American Medical Security Group, Inc.
(Parent Company Only)

Condensed Financial Information of Registrant

Condensed Statements of Operations

	Year ended December 31,
	2001	2000	1999
	(In thousands)
Revenues:
Fees from consolidated subsidiaries	$4,427	$4,139	$3,199
Other revenue	103	140	92

Total revenues	4,530	4,279	3,291
Expenses:
General and administrative	563	430	1,071
Interest	2,377	2,972	2,802
Amortization of goodwill and other intangibles	563	563	563

Total expenses	3,503	3,965	4,436

Income (loss) before income tax expense (benefit) and equity in net income (loss) of subsidiaries	1,027	314	(1,145)
Income tax expense (benefit)	874	154	(347)

Income (loss) before equity in net income (loss) of subsidiaries	153	160	(798)
Equity in net income (loss) of subsidiaries	4,022	2,509	(25,148)

Net income (loss)	$4,175	$2,669	$(25,946)

Schedule II

American Medical Security Group, Inc.
(Parent Company Only)

Condensed Financial Information of Registrant

Condensed Statements of Cash Flows

	Year ended December 31,
	2001	2000	1999
	(In thousands)
Operating Activities:
Net income (loss)	$4,175	$2,669	$(25,946)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in net (income) loss of subsidiaries	(4,022)	(2,509)	25,148
Dividends received from subsidiaries	–	16,400	15,250
Amortization of intangibles	563	563	563
Deferred income tax expense (benefit)	72	186	(399)
Changes in operating accounts:
Net other assets and liabilities	2,481	(7,622)	3,011

Net cash provided by operating activities	3,269	7,018	17,627
Investing Activities:
Net cash used in investing activities	–	–	–
Financing Activities:
Issuance of common stock	413	4	5
Purchase of treasury stock	(2,216)	(8,292)	(7,488)
Proceeds from notes payable borrowings	–	39,158	5,000
Repayment of notes payable	–	(39,158)	(15,000)

Net cash used in financing activities	(1,803)	(8,288)	(17,483)
Cash and cash equivalents:
Net increase during year	1,466	1,399	144
Balance at beginning of year	1,671	272	128

Balance at end of year	$3,137	$1,671	$272

Schedule III

American Medical Security Group, Inc.

Supplementary Insurance Information

Segment	Deferred Policy Acquisition Costs	Medical and Other Benefits Payable	Advance Premiums	Other Policyholder Funds
	(In thousands)
December 31, 2001:
Health	$–	$125,834	$15,472	$–
Life	–	9,480	816	–
All Other	–	190	449	–

Total	$–	$135,504	$16,737	$–

December 31, 2000:
Health	$–	$133,001	$16,367	$–
Life	–	9,924	745	–
All Other	–	2,385	456	–

Total	$–	$145,310	$17,568	$–

December 31, 1999:
Health	$–	$150,201	$16,171	$–
Life	–	9,328	530	–
All Other	–	9,588	576	–

Total	$–	$169,117	$17,277	$–

Segment	Premium Revenue	Net Investment Income	Medical and Other Benefit Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Premiums Written
	(In thousands)
December 31, 2001:
Health	$820,658	$9,197	$595,811	$–	$244,453	$819,763
Life	17,424	656	6,334	–	5,446
All Other	590	6,811	(203)	–	7,843	583

Total	$838,672	$16,664	$601,942	$–	$257,742

December 31, 2000:
Health	$907,722	$9,513	$700,511	$–	$235,649	$907,918
Life	22,578	638	7,781	–	6,581
All Other	20,771	8,531	16,321	–	9,537	20,651

Total	$951,071	$18,682	$724,613	$–	$251,767

December 31, 1999:
Health	$985,322	$9,254	$805,768	$–	$245,676	$984,715
Life	26,183	202	10,270	–	7,640
All Other	44,602	9,456	44,435	–	14,743	44,726

Total	$1,056,107	$18,912	$860,473	$–	$268,059

Schedule IV

American Medical Security Group, Inc.

Reinsurance

	Direct Business	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage Of Amount Assumed to Net
	(In thousands)
Year Ended December 31, 2001:
Life insurance in force	$9,351,321	$6,913,662	$–	$2,437,659	0.0%
Premiums:
Accident and Health	821,994	2,259	1,513	821,248	0.2%
Life	17,695	273	2	17,424	0.0%

Total Premiums	839,689	2,532	1,515	838,672	0.2%
Year Ended December 31, 2000:
Life insurance in force	$14,839,256	$11,412,772	$1,942	$3,428,426	0.1%
Premiums:
Accident and Health	922,087	2,236	8,642	928,493	0.9%
Life	22,782	287	83	22,578	0.4%

Total Premiums	944,869	2,523	8,725	951,071	0.9%
Year Ended December 31, 1999:
Life insurance in force	$14,355,089	$12,731,969	$9,455	$1,632,575	0.6%
Premiums:
Accident and Health	976,457	4,309	57,776	1,029,924	5.6%
Life	25,642	607	1,148	26,183	4.4%

Total Premiums	1,002,099	4,916	58,924	1,056,107	5.6%

Schedule V

American Medical Security Group, Inc.

Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
	(In thousands)
Year ended December 31, 2001:
Allowance for bad debts	$344	$1,250	$302	$1,292
Valuation allowance for deferred taxes	3,861	1,810	277	5,394

Total	$4,205	$3,060	$579	$6,686

Year ended December 31, 2000:
Allowance for bad debts	$651	$7	$314	$344
Valuation allowance for deferred taxes	3,549	398	86	3,861

Total	$4,200	$405	$400	$4,205

Year ended December 31, 1999:
Allowance for bad debts	$1,118	$14	$481	$651
Valuation allowance for deferred taxes	2,654	1,029	134	3,549

Total	$3,772	$1,043	$615	$4,200

3,500,000 Shares

Common Stock

PROSPECTUS

                       , 2002

CIBC World Markets

Robert W. Baird & Co.

Stifel, Nicolaus & Company
 Incorporated

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

SEC registration fee	$6,647
NASD filing fee	7,725
Printing and engraving expenses	150,000
Legal fees and expenses	350,000
Accounting fees and expenses	90,000
Transfer agent fees and other miscellaneous expenses	110,628

Total	$715,000

All of the above fees and expenses up to an aggregate of $650,000 will be paid by American Medical Security Group, Inc. (the "registrant"). Any expenses in excess of such amount will be borne equally by the registrant and the selling shareholder. Other than the SEC registration fee and the NASD filing fee, all fees and expenses are estimated.

Item 15. Indemnification of Directors and Officers.

The registrant is incorporated under the Wisconsin Business Corporation Law ("WBCL"). Under Section 180.0851(1) of the WBCL, the registrant is required to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if such person was a party because he or she was a director or officer of the registrant. In all other cases, the registrant is required by Section 180.0851(2) of the WBCL to indemnify a director or officer against liability incurred in a proceeding to which such person was a party because he or she was an officer or director of the registrant, unless it is determined that he or she breached or failed to perform a duty owed to the registrant and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the registrant or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. Section 180.0858(1) of the WBCL provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the registrant's articles of incorporation, bylaws, a written agreement or a resolution of the board of directors or shareholders.

Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections 180.0850 to 180.0858 of the WBCL for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

Section 180.0828 of the WBCL provides that, with certain exceptions, a director is not liable to a corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of, or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the four exceptions to mandatory indemnification under Section 180.0851(2) referred to above.

Under Section 180.0833 of the WBCL, directors of the registrant against whom claims are asserted with respect to the declaration of an improper dividend or other distribution to shareholders to which they assented are entitled to contribution from other directors who assented to such distribution and from shareholders who knowingly accepted the improper distribution, as provided therein.

Article VII of the registrant's bylaws contains provisions that generally parallel the indemnification provisions of the WBCL. Directors and officers of the registrant are also covered by directors' and officers' liability insurance under which they are insured (subject to certain exceptions and limitations specified in the policy) against expenses and liabilities arising out of proceedings to which they are parties by reason of being or having been directors or officers.

The underwriting agreement provides that the underwriters will indemnify the directors, certain officers of the registrant, the selling shareholder, and the selling shareholder's parent, Cobalt Corporation, against certain liabilities, including liabilities under the Securities Act of 1933, or will contribute to payments which may be made in respect thereof.

Section 8.01 of the stock purchase agreement by and among the selling shareholder, its parent and the registrant, dated as of March 19, 2002, provides that the registrant agrees to indemnify the selling shareholder, its parent and the underwriters, and their respective officers, directors and controlling persons, against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments which may be made in respect thereof, and provides that the selling shareholder and its parent agree to indemnify the registrant, its directors and officers and each controlling person of the registrant against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments which may be made in respect thereof.

Section 4.01 of the distribution and indemnity agreement between Newco/UWS, Inc. and United Wisconsin Services, Inc. dated as of September 11, 1998 provides that Cobalt Corporation (formerly Newco/UWS) shall indemnify the registrant's directors and officers from certain liabilities, including those arising from any breach of the distribution agreement by Cobalt Corporation.

Item 16. Exhibits.

The exhibits listed in the accompanying exhibit index are filed or incorporated by reference as exhibits to this registration statement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes (in accordance with the corresponding lettered undertaking in Item 512 of Regulation S-K):

  …

        (b)  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  …

        (h)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described in Item 15 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (i)    (1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Green Bay, State of Wisconsin, on May 22, 2002.

AMERICAN MEDICAL SECURITY GROUP, INC.
By:	/s/ SAMUEL V. MILLER
Samuel V. Miller, Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated as of the 22nd day of May, 2002.

Signature	Title

/s/ SAMUEL V. MILLER Samuel V. Miller	Chairman of the Board, President and Chief Executive Officer; Director (Principal Executive Officer)
/s/ GARY D. GUENGERICH Gary D. Guengerich	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ ROGER H. BALLOU* Roger H. Ballou	Director
/s/ W. FRANCIS BRENNAN* W. Francis Brennan	Director
/s/ MARK A. BRODHAGEN* Mark A. Brodhagen	Director
/s/ KENNETH L. EVASON* Kenneth L. Evason	Director
/s/ THOMAS R. HEFTY* Thomas R. Hefty	Director
/s/ JAMES C. HICKMAN* James C. Hickman	Director

/s/ WILLIAM R. JOHNSON* William R. Johnson	Director
/s/ EUGENE A. MENDEN* Eugene A. Menden	Director
/s/ EDWARD L. MEYER, JR.* Edward L. Meyer, Jr.	Director
/s/ MICHAEL T. RIORDAN* Michael T. Riordan	Director
/s/ H.T. RICHARD SCHREYER* H.T. Richard Schreyer	Director
/s/ FRANK L. SKILLERN* Frank L. Skillern	Director
/s/ J. GUS SWOBODA* J. Gus Swoboda	Director

* By:	/s/ TIMOTHY J. MOORE Timothy J. Moore Attorney-in-Fact

AMERICAN MEDICAL SECURITY GROUP, INC.
(the "Registrant")
(Commission File No. 1-13154)

EXHIBIT INDEX
to
AMENDMENT NO. 2
to
FORM S-3 REGISTRATION STATEMENT

Exhibit Number	Document Description	Incorporated Herein by Reference to	Filed Herewith
1	Form of Underwriting Agreement		X
2.1
	Distribution and Indemnity Agreement between United Wisconsin Services, Inc., now known as American Medical Security Group, Inc. ("AMSG f/k/a UWS" or "Registrant") and Newco/UWS, Inc. ("Newco/UWS") dated as of September 11, 1998	Exhibit 2.1 to Newco/UWS' Registration Statement on Form 10, as amended (File No. 1-14177)
2.2	Employee Benefits Agreement dated as of September 11, 1998, by and between AMSG f/k/a UWS and Newco/UWS	Exhibit 10.1 to Newco/UWS' Registration Statement on Form 10, as amended (File No. 1-14177)
2.3	Tax Allocation Agreement, entered into as of September 11, 1998, by and between AMSG f/k/a UWS and Newco/UWS	Exhibit 10.2 to Newco/UWS' Registration Statement on Form 10, as amended (File No. 1-14177)
4.1(a)	Restated Articles of Incorporation of Registrant dated as February 17, 1999	Exhibit 3.1 to the Registrant's Form 10-K for the year ended December 31, 1998 (the "1998 10-K")
4.1(b)	Articles of Amendment to Restated Articles of Incorporation with Respect to Designation, Preferences, Limitations and Relative Rights of Series B Junior Cumulative Preferred Stock	Exhibit 3 to the Registrant's Form 10-Q for the quarter ended June 30, 2001.
4.2	Bylaws of Registrant as amended and restated November 17, 1999	Exhibit 3.2 to the Registrant's Form 10-K for the year ended December 31, 1999
4.3(a)	Credit Agreement dated as of March 24, 2000, (the "Credit Agreement") among the Registrant, LaSalle Bank National Association and other Lenders	Exhibit 4 to the Registrant's Form 10-Q for the quarter ended March 31, 2000
4.3(b)	First Amendment dated as of July 18, 2000 to Credit Agreement	Exhibit 4 to the Registrant's Form 10-Q for the quarter ended June 30, 2000

4.3(c)	Second Amendment dated as of November 10, 2000 to Credit Agreement	Exhibit 4 to the Registrant's Form 10-Q for the quarter ended September 30, 2000
4.3(d)	Third Amendment dated as of January 29, 2001 to Credit Agreement	Exhibit 4.4 to the Registrant's Form 10-K for the year ended December 31, 2000
4.3(e)	Fourth Amendment dated as of April 27, 2001 to Credit Agreement	Exhibit 4 to the Registrant's Form 10-Q for the quarter ended March 31, 2001
4.3(f)(i)	Fifth Amendment dated as of March 21, 2002 to Credit Agreement	Exhibit 4 to the Registrant's Form 8-K dated March 25, 2002
4.3(f)(ii)	Revised Fifth Amendment dated as of March 21, 2002 to Credit Agreement (replacing Exhibit 4.3(f)(i))		X*
4.4(a)	Rights Agreement, dated as of August 9, 2001, between the Registrant and Firstar Bank, N.A., as Rights Agent (the "Rights Agreement') including the form of Rights Certificate as Exhibit B thereto	Exhibit 1 to the Registrant's Registration Statement on Form 8-A filed August 14, 2001 and Exhibit 4 to the Registrant's Current Report on Form 8-K dated August 9, 2001, and filed on August 14, 2001
4.4(b)	Amendment dated as of February 1, 2002 to the Rights Agreement	Exhibit 4.1 to the Registrant's Form 8-K dated February 1, 2002 (the "2/1/02 8-K")
4.4(c)	Appointment and Assumption Agreement dated December 17, 2001, between the Registrant and Firstar Bank, N.A., appointing LaSalle Bank, N.A. as Rights Agent for the Rights Agreement	Exhibit 4.2 to the 2/1/02 8-K
5	Opinion of Quarles & Brady LLP		X**
23.1	Consent of Ernst & Young LLP		X
23.2	Consent of Quarles & Brady LLP		Contained in Exhibit 5
24	Power of Attorney		Contained in Signatures page to original registration statement

99.1	Registration Rights Agreement between the Registrant and Blue Cross & Blue Shield United of Wisconsin dated as of September 1, 1998	Exhibit 10.19 to 1998 10-K
99.2	Agreement dated February 1, 2002, among the Registrant, Cobalt Corporation and Blue Cross & Blue Shield United of Wisconsin concerning the Rights Agreement	Exhibit 10.1 to the 2/1/02 8-K
99.3	Stock Purchase Agreement, dated as of March 19, 2002, among Blue Cross & Blue Shield United of Wisconsin, Cobalt Corporation and the Registrant	Exhibit 10 to the Registrant's Form 8-K dated March 19, 2002

*
Filed with original registration statement.
**
Filed with amendment No. 1 to the registration statement.

QuickLinks

Table of Contents
Prospectus Summary
  The Selling Shareholder
  The Offering
  Summary Consolidated Financial Data (In thousands, except share data)
Risk Factors
Forward-Looking Statements
Common Stock Market Data
Use of Proceeds
Dividend Policy
Capitalization
Selected Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Principal and Selling Shareholders
Certain Transactions
Description of Capital Stock
Shares Eligible For Future Sale
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Index to Financial Statements
Report of Ernst & Young LLP, Independent Auditors
American Medical Security Group, Inc. Consolidated Balance Sheets (in thousands, except share data)
American Medical Security Group, Inc. Consolidated Statements of Operations (In thousands, except share data)
American Medical Security Group, Inc. Consolidated Statements of Cash Flows (In thousands)
American Medical Security Group, Inc. Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Loss) (In thousands, except share data)
American Medical Security Group, Inc. Notes to Consolidated Financial Statements
    Schedule II
American Medical Security Group, Inc. (Parent Company Only)
Condensed Financial Information of Registrant Condensed Balance Sheets
American Medical Security Group, Inc. (Parent Company Only)
Condensed Financial Information of Registrant Condensed Statements of Operations
American Medical Security Group, Inc. (Parent Company Only)
Condensed Financial Information of Registrant Condensed Statements of Cash Flows
    Schedule III
American Medical Security Group, Inc. Supplementary Insurance Information
    Schedule IV
American Medical Security Group, Inc. Reinsurance
    Schedule V
American Medical Security Group, Inc. Valuation and Qualifying Accounts
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
  EXHIBIT INDEX to AMENDMENT NO. 2 to FORM S-3 REGISTRATION STATEMENT